Tutor Perini
CORPORATION

2025 ANNUAL REPORT

LAX/Metro Transit Center Station, Los Angeles, CA

(dollars in millions)

Revenue
(a record for 2025)



+28%

$3,880.2 | $4,326.9 | $5,543.0
'23 | '24 | '25

Operating Cash Flow
(a record for each year shown)



+49%

$308.5 | $503.5 | $748.1
'23 | '24 | '25

New Awards[1]



$6,109.5 | $12,842.4 | $7,428.9
'23 | '24 | '25

Backlog
(a near-record for 2025)



+10%

$10,158.4 | $18,673.9 | $20,559.8
'23 | '24 | '25

Total Debt



-24%

$899.7 | $534.1 | $407.4
12/31/23 | 12/31/24 | 12/31/25

(1) Includes adjustments to contract value for existing contracts

(2) Adjusted earnings per share is a non-GAAP financial measure; see Non-GAAP Reconciliation section later in this report.

Dear Fellow Shareholders

Tutor Perini delivered its best year ever in 2025, with record revenue of $5.5 billion that was up 28% year-over-year, $1.51 of earnings per share and an impressive $4.29 of adjusted earnings per share[2], and a record $748.1 million of operating cash flow that was up 49% year-over-year and shattered last year's previous record. It was our fourth consecutive year of record cash generation. We used some of our cash to repay $126.8 million, or 24%, of our total debt in 2025. Our continued focus on strengthening the balance sheet will save us considerable interest expense going forward, which will contribute to higher earnings in 2026 and beyond. It will also continue to provide us with excellent capital allocation flexibility.

Our backlog reached a new record of $21.6 billion at the end of the third quarter of 2025, and we ended the year with strong, near-record backlog of $20.6 billion, up 10% year-over-year, driven by our success in booking $7.4 billion of new awards and contract adjustments. The largest projects we won in 2025 included:

- $1.87 billion Midtown Bus Terminal Replacement - Phase 1 project in New York;
- $1.18 billion Manhattan Tunnel project, also in New York;
- UCSF Benioff New Children's Hospital in California, valued at approximately $1 billion;
- $538 million healthcare project in California;
- $241 million of additional funding for the Apra Harbor Waterfront Repairs project in Guam;
- $182 million military defense project in Guam;
- $155 million Diego Rivera Performing Arts Center at City College of San Francisco;
- $131 million of additional funding for an electrical project in Texas; and
- More than $100 million for an electrical project at Cook Children's Medical Center in Texas.

Over the past three years, we have won nine megaprojects, collectively representing nearly $16 billion (more than 75%) of our total backlog, each valued at approximately $1 billion or more. These megaprojects feature higher margins, longer durations, and significantly improved contractual terms compared to many of our larger projects of the past.



"It has been and continues to be an exciting time to be a Tutor Perini shareholder, as we believe the success we have delivered is just the start of what is to come."

- Gary G. Smalley

Our backlog provides us with excellent visibility and supports our confidence to sustain strong revenue and earnings growth in 2026 and beyond. We anticipate double-digit revenue and earnings growth in 2026, with higher margins in our Building and Specialty Contractors segments and a sustained high margin in the Civil segment. Our guidance calls for adjusted earnings per share of $4.90 to $5.30 in 2026, and we expect even higher results in 2027.

We continue to have a very substantial volume of large prospective projects that we expect to bid and capture our share of later in 2026 and in 2027. The funding environment remains healthy and supportive at the federal, state and local levels, which is expected to continue well into the future, as our country has only recently begun to meaningfully invest in numerous large, long-planned infrastructure projects following decades of underinvestment. Amid this robust funding environment and strong customer demand, we continue to see limited competition for many of the larger, more complex project opportunities. In addition to the already strong demand, the potential for reduced interest rates could lead to an even greater number of large private sector project opportunities, which would primarily benefit our Building and Specialty Contractors segments.

With our strong operating and financial performance in 2025 combined with the backlog growth and robust cash generation in recent years, our stock price soared at an unprecedented compounded annual rate of 107% from December 31, 2022 through December 31, 2025, with exceptional growth of 177% in 2025 and 166% in 2024. As we execute our work in backlog and significantly grow our revenue and earnings, we remain confident that we will continue to generate significant value for shareholders. Our recently initiated quarterly cash dividend and $200 million share repurchase programs enable us to return capital to shareholders, enhancing shareholder value. It has been and continues to be an exciting time to be a Tutor Perini shareholder, as we believe the success we have delivered is just the start of what is to come.

Finally, I want to thank all our employees for their constant dedication and hard work supporting Tutor Perini and our customers with a strong commitment to project quality, safety, and excellence. Our employees are the lifeblood of our business and make us the respected and dependable company that we are. With this in mind, we are focused on making improvements to our corporate culture, internal communications, and employee wellness and benefits programs, with the goal of making Tutor Perini the employer of choice in our industry. I also appreciate the continued support of our shareholders, customers, and other stakeholders. We look forward to continuing to deliver on our project commitments to our customers and producing strong financial results that will create long-term value for our shareholders.

Sincerely,

Gary G. Smalley
Chief Executive Officer and President
Tutor Perini Corporation

Purple Line Extension, Los Angeles, CA

California High-Speed Rail, Central California

Apra Harbor Waterfront Repairs, Guam

Minneapolis Southwest Light Rail Transit, Minneapolis, MN

CIVIL SEGMENT

Our Civil segment specializes in public works construction and the replacement and reconstruction of infrastructure across several major geographic regions of the United States, including construction and rehabilitation of mass-transit systems, tunnels, military facilities, bridges, highways, and water management and wastewater treatment facilities. Our ability to complete large, complex construction projects within budget, on schedule, and with safety, quality and integrity makes us a preferred contractor. The Civil segment is enhanced by subsidiary companies that bring multiple capabilities and geographic reach to Tutor Perini's offerings.

- **Tutor Perini Civil** construction operations dates back to 1894, with the founding of Perini Corporation in Framingham, Massachusetts and further strengthened by the merger with Tutor-Saliba Corporation in 2008.
- **Black Construction Corporation** is the largest contractor in Guam and provides a variety of heavy civil, building, mechanical and electrical services throughout the Indo-Pacific region and other strategic U.S. military locations.
- **Lunda Construction** performs construction of highways, bridges, railroads and other civil structures throughout the United States.
- **Frontier-Kemper** builds tunnels for highways, railroads, subways and rapid transit systems, as well as shafts and other facilities for water supply, wastewater transport and hydroelectric projects. Through FKC-Lake Shore, we develop and equip mines with innovative hoisting, elevator and vertical conveyance systems.
- **Becho** provides drilling, foundation and excavation services for shoring, bridges, piers, tunnels, roads and highway projects.

Civil segment infrastructure projects drive Tutor Perini's profitability. Our Civil segment continues to experience strong demand reflected in a near-record backlog of $10.2 billion, a large pipeline of prospective projects and substantial funding associated with various transportation measures enacted over the past decade, including Los Angeles County's Measure M, which is expected to provide $120 billion over 40 years from its passage in 2016. In addition, the federal government's $1.2 trillion Bipartisan Infrastructure Law continues to support some of our large current and prospective projects, and much of the spending it will fund over the next several years will be invested in those major markets that align with our market focus. In addition, various major projects in the Indo-Pacific region are being driven by substantial funding associated with the Pacific Deterrence Initiative to enhance U.S. military posture, infrastructure and readiness.

REPRESENTATIVE PROJECTS

- $3.98B California High-Speed Rail, Central CA
- $3.78B Purple Line Extension Section 2 and Section 3 Stations and Tunnels, Los Angeles, CA
- $3.28B East Side Access (multiple projects), New York, NY
- $1.87B Midtown Bus Terminal Redevelopment - Staging and Storage Facility and Ramp Structure, New York, NY
- $1.70B City Center Guideway and Stations, Honolulu, HI
- $1.40B Minneapolis Southwest Light Rail Transit (multiple projects), Minneapolis, MN
- $1.39B SR 99 Tunnel (Alaskan Way Viaduct Replacement), Seattle, WA
- $1.30B Connecticut River Bridge, Old Saybrook, CT
- $1.21B Third Street Light Rail - Central Subway, San Francisco, CA
- $1.18B Manhattan Tunnel, New York, NY
- $1.13B Newark Liberty International Airport AirTrain Replacement, Newark, NJ
- $1.09B Kensico - Eastview Connection Tunnel, Westchester County, NY
- $924M Eastern Rail Yard Platform & Amtrak Tunnel, Hudson Yards, New York, NY
- $584M Division 20 Portal Widening & Turnback Facility, Los Angeles, CA
- $576M Apra Harbor Waterfront Repairs, Guam
- $426M I-74 Mississippi River Bridge, Bettendorf, IA - Moline, IL
- $387M Tinian International Airport (multiple projects), Northern Mariana Islands
- $372M Naval Base Guam (multiple projects), Guam
- $372M Marine Corps Base Camp Blaz Facilities (multiple projects), Guam
- $352M Eagle Mountain - Woodfibre Gas Pipeline, Squamish, BC, Canada
- $326M Zoo Interchange (multiple projects), Milwaukee, WI
- $292M Culver Line Communications-Based Train Control, New York, NY
- $222M Lance Corporal Leon Deraps I-70 Missouri River Bridge, Rocheport, MO



LAX/Metro Transit Center Station, Los Angeles, CA



Mississippi State University Azalea Hall, Starkville, MS



Borough-Based Jails Program Brooklyn Facility, New York, NY



Miami-Dade County Civil and Probate Courthouse, Miami, FL

BUILDING SEGMENT

Our Building segment provides services to specialized building markets for private and public works customers, including the healthcare, education, correctional and detention, transportation, hospitality and gaming, commercial offices, government, sports and entertainment, biotech, pharmaceutical, industrial and technology markets.

The success of the Building segment derives from our proven ability to manage and perform large, complex projects with aggressive fast-track schedules, elaborate designs and advanced mechanical, electrical and life safety systems, while providing accurate budgeting and strict quality control. Although price is a key competitive factor, we believe our strong reputation, long-standing customer relationships and significant level of repeat and referral business have enabled us to achieve a leading position in the marketplace.

The Building segment is composed of four subsidiary companies that provide general contracting, design-build, preconstruction and construction services, and had a near-record backlog of $7.3 billion as of December 31, 2025. We believe that our national resources and strong résumé of notable projects will position us to win new work and support our future growth given the continuing demand for large building projects.

- **Rudolph and Sletten** constructs large, complex projects in California in the healthcare, education, government facilities, technology, commercial office and industrial markets.
- **Tutor Perini Building Corp.** focuses on large, complex building projects nationwide, including significant projects in the hospitality and gaming, commercial office, education, government facilities and multi-unit residential markets.
- **Perini Management Services** provides diversified construction and design-build services to U.S. government agencies domestically and abroad, as well as to surety companies and multi-national corporations.
- **Roy Anderson Corp.** performs general contracting services, including major disaster response and reconstruction support, to public and private customers primarily throughout the southeastern United States.

We are a recognized leader in the hospitality and gaming market, specializing in the construction of high-end resorts and casinos. We work with hotel operators, Native American tribal councils, developers and architectural firms to provide diversified construction services to meet the challenges of new construction and renovation of hotel and resort properties. We believe that our reputation for completing projects on time is a significant competitive advantage, as any delay in project completion could result in significant loss of revenue for the customer.

REPRESENTATIVE PROJECTS

- $3.76B Borough-Based Jails Program Manhattan Facility, New York, NY
- $2.96B Borough-Based Jails Program Brooklyn Facility, New York, NY
- $1.58B Newark Liberty International Airport Terminal A, Newark, NJ
- $1.51B 10 Hudson Yards, 15 Hudson Yards, Maintenance of Equipment Building, New York, NY
- $1.43B New Hospital, San Jose, CA
- $960M University of California San Francisco Benioff Children's Hospital, Oakland, CA
- $669M Technology Office Facility, Northern CA
- $574M LAX/Metro Transit Center Station, Los Angeles, CA
- $562M Life Sciences Facility, Los Angeles, CA
- $533M New Hospital, Los Angeles, CA
- $531M Choctaw Casino and Resort Expansion, and Casino Amenity Refresh, Durant, OK
- $433M Hospitality and Gaming Facility, Central CA
- $393M Scripps Health Encinitas Acute Care Center, Encinitas, CA
- $295M Veterans Skilled Nursing and Memory Care Facility, Yountville, CA
- $275M Stanford Hospital Pod E Renovation, Palo Alto, CA
- $269M El Camino Hospital Integrated Medical Office Building, El Camino, CA
- $265M Miami-Dade County Civil and Probate Courthouse, Miami, FL
- $260M University of California Davis Health Central Utility Plant Expansion, Sacramento, CA
- $242M Southland Gaming Casino Expansion, West Memphis, AR
- $238M Clifford L. Allenby Building, Sacramento, CA

Division 20 Portal Widening & Turnback Facility, Los Angeles, CA

Lyndon B. Johnson Replacement Hospital, Houston, TX

Connecticut River Bridge, Old Saybrook, CT

George Washington Carver Houses, New York, NY

SPECIALTY CONTRACTORS SEGMENT

Our Specialty Contractors segment specializes in electrical; mechanical; plumbing; heating, ventilation and air conditioning (HVAC); and fire protection systems for a full range of civil and building construction projects in the industrial, commercial, hospitality and gaming, transportation and mass-transit end markets. Our Specialty Contractors segment is composed of several subsidiary companies that collectively provide the Company with unique strengths and capabilities to position us as a full-service contractor with greater control over project bids and costs, scheduled work, project delivery and risk management. The Specialty Contractors segment had a near-record backlog of $3.1 billion as of December 31, 2025.

Both of our electrical contractors are industry leaders performing work in the public and private sectors.

- **Five Star Electric** is one of the leading electrical contractors in the New York City metropolitan region providing construction services including power, lighting, fire alarm, security, telecommunications, low voltage and wireless systems.
- **Fisk Electric** covers many markets in the western and southern United States, with the ability to cover other attractive markets nationwide. Fisk's expertise is in the design and development of electrical and technology systems.

Our mechanical contractors provide plumbing, HVAC and fire protection services to a range of customers in a wide variety of markets, including transportation, commercial/industrial, schools and universities, and residential.

- **WDF** is one of the largest mechanical contractors servicing the New York City metropolitan region.
- **Nagelbush Mechanical** operates in Florida.
- **Desert Mechanical** operates in California.

Through Five Star Electric and WDF collectively, we are one of the largest specialty contractors in the New York City metropolitan area.

REPRESENTATIVE PROJECTS

- $1.22B East Side Access (multiple projects) electrical, mechanical & pneumatic concrete subcontracts, New York, NY
- $796M Borough-Based Jails Program Manhattan Facility electrical & mechanical subcontracts, New York, NY
- $753M Borough-Based Jails Program Brooklyn Facility electrical & mechanical subcontracts, New York, NY
- $501M Newark Liberty International Airport Terminal A electrical & mechanical subcontracts, Newark, NJ
- $449M Purple Line Extension Sections 2 and 3 Stations & Tunnels electrical & mechanical subcontracts, Los Angeles, CA
- $444M Hudson Yards (multiple projects) electrical, mechanical & pneumatic concrete subcontracts, New York, NY
- $375M NYC Housing Authority (multiple projects) prime contracts, New York, NY
- $230M Subway Signal System Modernization electrical prime contracts, New York, NY
- $214M Third Street Light Rail-Central Subway electrical, mechanical & pneumatic concrete subcontracts, San Francisco, CA
- $207M Salesforce Transit Center electrical & mechanical subcontracts, San Francisco, CA
- $203M SR 99 Tunnel electrical, mechanical & pneumatic concrete subcontracts, Seattle, WA
- $191M Division 20 Portal Widening & Turnback Facility electrical subcontract, Los Angeles, CA
- $161M Lyndon B. Johnson Replacement Hospital electrical subcontract, Houston, TX
- $160M Culver Line Communications-Based Train Control electrical subcontract, New York, NY
- $136M Newark Liberty International Airport AirTrain Replacement electrical subcontract, Newark, NJ
- $129M Hillview Reservoir electrical subcontract, Yonkers, NY
- $116M California High-Speed Rail electrical subcontract, Central CA
- $112M Wards Island Wastewater Treatment Plant prime contract, New York, NY
- $93M Tunnels E & F Infrastructure Repairs electrical subcontract, New York, NY
- $84M Fort Lauderdale International Airport Terminal Connectors electrical and mechanical subcontracts, Fort Lauderdale, FL
- $81M Taiwan Semiconductor Manufacturing Company - Fab 21 Phase 1 electrical subcontract, Phoenix, AZ
- $78M City University of New York Baruch College Field Building Renovation prime contract, New York, NY
- $75M JFK International Airport Terminal 6 lighting subcontract, New York, NY
- $71M Connecticut River Bridge electrical subcontract, Old Saybrook, CT



Eagle Mountain - Woodfibre Gas Pipeline, Squamish, BC, Canada

FINANCIAL HIGHLIGHTS

(in thousands, except per share data and Book-to-Burn Ratio)	2025	2024	2023
Revenue	$ 5,543,039	$ 4,326,922[1]	$ 3,880,227[1]
Income (Loss) from Construction Operations	$ 231,961[2]	$ (103,753)[1][2]	$ (114,597)[1][2]
Income (Loss) before Income Taxes	$ 204,508	$ (173,008)[1]	$ (182,554)[1]
Net Income (Loss) Attributable to Tutor Perini Corporation	$ 80,440	$ (163,721)[1]	$ (171,155)[1]
Adjusted Net Income (Loss) Attributable to Tutor Perini Corporation[3]	$ 229,127	$ (124,017)[1]	$ (159,656)[1]
Diluted Earnings (Loss) per Common Share	$ 1.51	$ (3.13)[1]	$ (3.30)[1]
Adjusted Diluted Earnings (Loss) per Common Share[3]	$ 4.29	$ (2.37)[1]	$ (3.08)[1]
New Contracts Awarded[4]	$ 7,428,881	$12,842,414	$ 6,109,561
Book-to-Burn Ratio[5]	1.3x	3.0x	1.6x
Backlog at Year-End	$20,559,810	$18,673,938	$10,158,447
Weighted-Average Diluted Common Shares Outstanding	53,413	52,322	51,845
Cash Flow from Operating Activities (a record for each year shown)	$ 748,065	$ 503,544	$ 308,471
Cash and Cash Equivalents (as of December 31)	$ 734,553	$ 455,084	$ 380,564
Total Debt (as of December 31)	$ 407,374	$ 534,138	$ 899,745

(1) These amounts reflect the negative pre-tax impact of: $249.8 million in 2024 and $231.0 million in 2023 related to various project adjustments due to adverse legal judgments or decisions, settlements, and changes in estimates for project charges, net of positive impacts from improved productivity and efficiencies on certain projects; and $97.2 million in 2024 and $79.2 million in 2023 of temporary aggregate negative project adjustments due to increases in unapproved work on various projects and the successful negotiation of significant lower margin (and lower risk) change orders on a Civil segment mass-transit project in California, which are all expected to reverse themselves over the remaining lives of the projects.

(2) After corporate general and administrative expenses ($210.8 million in 2025, $110.2 million in 2024, and $75.2 million in 2023)

(3) These are non-GAAP financial measures. See the Non-GAAP Reconciliation section on the following page for more information and a reconciliation of the non-GAAP financial measures to the most comparable GAAP financial measures.

(4) Includes adjustments to contract value for existing contracts

(5) New contracts awarded divided by Revenue

NON-GAAP RECONCILIATION

To supplement our audited Consolidated Financial Statements presented under GAAP, we are presenting certain non-GAAP financial measures. These non-GAAP financial measures are intended to provide additional insights that facilitate the comparison of our past and present performance, and they are among the indicators management uses to assess the Company's financial performance and to forecast future performance. By presenting these non-GAAP financial measures, we aim to provide investors and stakeholders with a clearer understanding of our operating results and enhance transparency with respect to the key financial metrics used by our management in its financial and operational decision-making.

These non-GAAP financial measures, which exclude share-based compensation expense (as well as the tax benefit associated with the expense) for the years ended December 31, 2025, 2024 and 2023, consist of adjusted net income (loss) attributable to the Company and adjusted earnings (loss) per share. We exclude share-based compensation expense because this expense could result in significant volatility in our reported earnings, driven primarily by fluctuations in the expense recognized for certain long-term incentive compensation awards with payouts that are indexed to the Company's common stock. By adjusting for share-based compensation, our non-GAAP measures present a supplemental depiction of our operational performance and financial health. This approach allows stakeholders to focus on our core operational efficiency and profitability without the variable impact to earnings caused by significant changes in our stock price. Our non-GAAP measures are intended to offer a consistent basis for evaluating the Company's performance, which management believes is meaningful to stakeholders.

The non-GAAP financial measures are not necessarily comparable to similarly titled measures reported by other companies. Additionally, these non-GAAP financial measures are not meant to be considered as indicators of performance in isolation from or as a substitute for the most directly comparable measures prepared in accordance with GAAP and should be read only in conjunction with financial information presented on a GAAP basis.

Reconciliations of these non-GAAP financial measures are found in the table below:

Reconciliation of Non-GAAP Financial Measures

	Year Ended December 31,		
(in millions, except per common share amounts)	**2025**	**2024**	**2023**
Net income (loss) attributable to Tutor Perini Corporation, as reported	$ 80.4	$ (163.7)	$ (171.2)
Plus: Share-based compensation expense[a]	150.0	40.4	12.3
Less: Tax benefit provided on share-based compensation expense	(1.3)	(0.7)	(0.8)
Adjusted net income (loss) attributable to Tutor Perini Corporation	$ 229.1	$ (124.0)	$ (159.7)
Diluted earnings (loss) per common share, as reported	$ 1.51	$ (3.13)	$ (3.30)
Plus: Share-based compensation expense impact per diluted share	2.81	0.77	0.24
Less: Tax benefit provided on share-based compensation expense per diluted share	(0.03)	(0.01)	(0.02)
Adjusted diluted earnings (loss) per common share	$ 4.29	$ (2.37)	$ (3.08)

(a) The amount represents share-based compensation expense recorded during the years ended December 31, 2025, 2024 and 2023. This includes expense associated with certain long-term incentive compensation awards that have payouts indexed to the Company's common stock. As such, significant fluctuations in the price of the Company's common stock during any reporting period have caused and could continue to cause significant fluctuations in the reported expense. The increase in the expense for the year ended December 31, 2025 as compared to the prior-year periods was driven by the substantial increase in the price of the Company's stock during the 2025 period.

PAGE INTENTIONALLY LEFT BLANK

2025
FORM 10-K

PAGE INTENTIONALLY LEFT BLANK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☒   **For the fiscal year ended December 31, 2025**

or

☐   **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

    For the transition period from _____ -to- _____

Commission File Number: 1-6314

Tutor Perini Corporation

(Exact name of registrant as specified in its charter)

Massachusetts	**04-1717070**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
15901 Olden Street, Sylmar, California	**91342**
(Address of principal executive offices)	(Zip Code)

(818) 362-8391

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	TPC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Smaller reporting company ☐	Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting Common Stock held by non-affiliates of the registrant was $2,072,338,656 as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter.

The number of shares of Common Stock, $1.00 par value per share, outstanding at February 19, 2026 was 52,791,451.

Documents Incorporated by Reference

The information required by Part III of this Annual Report on Form 10-K, to the extent not set forth herein, is incorporated herein by reference to the registrant's definitive proxy statement relating to the Annual Meeting of Shareholders to be held in 2026, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

TUTOR PERINI CORPORATION

2025 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I.

Forward-Looking Statements

The statements contained in this Annual Report on Form 10-K that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including without limitation, statements regarding our management's expectations, anticipations, hopes, beliefs, intentions or strategies regarding the future and statements regarding future guidance or estimates and non-historical performance. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by such forward-looking statements. These material risks and uncertainties are listed and discussed in Item 1A. *Risk Factors*, below. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ITEM 1. BUSINESS

General

Tutor Perini Corporation (together with its consolidated subsidiaries, "Tutor Perini," the "Company," "we," "us," and "our," unless the context indicates otherwise) is a leading construction company offering diversified general contracting, construction management and design-build services to private customers and public agencies throughout the world. The Company was formed through the 2008 merger between Tutor-Saliba Corporation and Perini Corporation ("Perini") and our legacy dates to 1894, when Perini's predecessor businesses began providing construction services. Our corporate headquarters are in Los Angeles (Sylmar), California, and we have various other principal offices throughout the United States and its territories (see Item 2. *Properties* for a listing of our major facilities). Our common stock is listed on the New York Stock Exchange under the symbol "TPC." We are incorporated in the Commonwealth of Massachusetts.

We are a recognized leader in the construction industry and have built a solid reputation for executing large, complex projects while adhering to strict safety and quality control standards. We offer general contracting, pre-construction planning and comprehensive project management services, and have strong expertise in planning and delivering design-bid-build, design-build, construction management, and public-private partnership (P3) projects. We often utilize our resources and capabilities to self-perform multiple components of our projects, including earthwork, excavation, concrete forming and placement, steel erection, electrical, mechanical, plumbing, heating, ventilation and air conditioning (HVAC), and fire protection. During 2025, we performed work on approximately 1,600 construction projects.

We are recognized as one of the leading civil contractors in the United States, as evidenced by our performance on several of the country's largest mass-transit and transportation projects, such as Newark Liberty International Airport's AirTrain Replacement project and new Terminal A ("Newark Airport Terminal A"), various components of the East Side Access project, along with the Midtown Bus Terminal Replacement - Phase 1 project, and the Manhattan Tunnel project, all in New York, the Minneapolis Southwest Light Rail project (also known as the METRO Green Line Extension), the California High-Speed Rail System, the Alaskan Way Viaduct Replacement (the "SR 99") project in Seattle, major portions of the Red Line and Purple Line subway segments of the Los Angeles Metro system, the San Francisco Central Subway extension to Chinatown, and the City Center Guideway and Stations project in Hawaii. We are also recognized as one of the major building contractors in the United States, as evidenced by our performance on several of the country's largest building development projects, including Hudson Yards and the new Brooklyn and Manhattan Jail projects in New York City, the CityCenter complex and the Cosmopolitan Resort and Casino, both in Las Vegas, as well as several major technology, healthcare and educational facilities in California for prominent customers.

Our strengths and expertise in the construction of civil and building infrastructure projects have been augmented by our vertical integration capabilities, which we established more than a decade ago through the acquisitions of various business entities specializing in electrical, mechanical, plumbing, HVAC and other services that enhance our market capabilities and expand our geographic presence. Our vertical integration capabilities, which also involve close interactions between our Civil and Building segment resources on large, complex projects, are a competitive advantage that allow us to self-perform a greater amount of work than our competitors. These capabilities also increase our competitiveness in bidding and our efficiency in managing and executing large projects, and provide us with significant cross-selling opportunities across a broad geographic footprint.

Business Segment Overview

Our business is conducted through three segments: Civil, Building and Specialty Contractors.

Civil Segment

Our Civil segment specializes in public works construction and the replacement and reconstruction of infrastructure across several major geographic regions of the United States. Our civil contracting services include construction and rehabilitation of highways, bridges, tunnels, mass-transit systems, military and other government facilities, and water management and wastewater treatment facilities.

The Civil segment is composed of the heavy civil construction operations of Tutor Perini and its subsidiaries, Black Construction, Frontier-Kemper Constructors ("Frontier-Kemper"), Lunda Construction and Becho. Our heavy civil units operate primarily on the West and East Coasts of the United States and are engaged in a variety of large mass-transit, tunneling, bridge and highway projects. Black Construction is the largest contractor in Guam and provides a variety of predominantly heavy civil, building, mechanical and electrical construction services throughout the Asia-Pacific region and in other strategic military locations. Frontier-Kemper is a heavy civil contractor engaged in the construction of tunnels for highways, railroads, subways and rapid transit systems; the construction of shafts and other facilities for water supply, wastewater transport and hydroelectric projects; and the development and equipping of mines with innovative hoisting, elevator and vertical conveyance systems. Lunda Construction is a heavy civil contractor specializing in the construction, rehabilitation and maintenance of bridges, railroads and other civil structures throughout the United States. Becho is engaged in drilling, foundation and excavation support for shoring, bridges, piers, roads and highway projects, primarily in the southwestern United States.

Our Civil segment's customers primarily award contracts through one of two methods: the traditional public "competitive bid" method, in which price is the major determining factor, or through a best value proposal, where contracts are awarded based on a combination of technical qualifications, proposed project team, schedule, past performance on similar projects and price.

Traditionally, our Civil segment's customers require each contractor to pre-qualify for construction business by meeting criteria that include technical capabilities and financial strength. Our financial strength, outstanding record of performance on challenging civil works projects, and vertical integration capabilities often enable us to pre-qualify for projects in situations where smaller, less diversified contractors are unable to meet the qualification requirements. We believe this is a competitive advantage that allows us to self-perform a greater amount of work and makes us an ideal lead contractor for the largest, most complex infrastructure projects and on prestigious design-build, design-build-operate-maintain and public-private partnership projects.

We have been active in civil construction since 1894 and believe we have a particular expertise in large, complex civil construction projects. We are currently working on or have completed some of the most significant civil construction projects in the United States. For example, we are working on the first phase of the California High-Speed Rail project, the Purple Line Segments 2 and 3 subway expansion projects in Los Angeles, the Minneapolis Southwest Light Rail project, the City Center Guideway and Stations project in Honolulu, and the Midtown Bus Terminal Replacement, the Newark AirTrain Replacement, and the Kensico-Eastview Connection Tunnel projects, all in New York. In addition, we have completed other major projects, including various components of the East Side Access project in New York City; the Newark Airport Terminal A project; the San Francisco Central Subway extension to Chinatown; the SR 99 project in Seattle; the platform over the eastern rail yard at Hudson Yards in New York City; the rehabilitation of the Verrazano-Narrows Bridge in New York City; and runway reconstruction projects at John F. Kennedy International Airport in New York, Los Angeles International Airport and Fort Lauderdale-Hollywood International Airport.

We believe the Civil segment provides us with significant opportunities for growth due to the condition of existing infrastructure coupled with large government funding sources dedicated to the replacement and reconstruction of aging U.S. infrastructure. In addition, infrastructure programs generally garner popular, bipartisan support from the public and elected officials due to their lasting economic benefits, including significant job creation. Funding for major Civil segment infrastructure projects is typically provided through a combination of one or more of the following: local, regional, state and federal loans and grants; other direct allocations sourced through tax revenue; bonds; user fees; and, for certain projects, private capital.

The bipartisan Infrastructure Investment and Jobs Act (the "Bipartisan Infrastructure Law") was enacted into law in November 2021 and provided for $1.2 trillion of federal infrastructure funding, including $550 billion in new spending for improvements to the country's surface-transportation network and enhancements to core infrastructure. The Bipartisan Infrastructure Law initiated the largest federal investment in public transit ever, the single largest dedicated bridge investment since the construction of the interstate highway system and the largest federal investment in passenger rail since the creation of Amtrak, all in addition to providing for regular annual spending for numerous infrastructure projects. This significant incremental funding is anticipated to be spent over the 10 years from its enactment through 2031, and much of it is allocated for investment in end markets that are directly aligned with our market focus. Accordingly, we believe that this significant funding has benefited, and will continue to favorably impact, our current work and prospective opportunities over the next decade. While the current funding window for the Bipartisan Infrastructure Law closes on September 30, 2026, we believe that Congress recognizes the long-term nature of infrastructure work and is already engaged in the legislative process to secure future funding beyond that date, although any amount and composition of such future funding is yet to be determined. In addition, various existing projects and future project opportunities in Guam and the Indo-Pacific region are being funded by the U.S. government's Pacific Deterrence Initiative, which provides substantial multi-year funding to support significant improvements that enhance the U.S. military's infrastructure and readiness.

Building Segment

Our Building segment has significant experience providing services to several specialized building markets for private and public works customers, including hospitality and gaming, transportation, healthcare, commercial offices, government facilities, sports and entertainment, education, correctional and detention facilities, biotech, pharmaceutical, industrial and technology. We believe the success of the Building segment results from our proven ability to manage and perform large, complex projects with aggressive fast-track schedules, elaborate designs, and advanced mechanical, electrical and life safety systems, while providing accurate budgeting and strict quality control. We believe our strong reputation, long-standing customer relationships, competitive pricing and significant level of repeat and referral business have enabled us to achieve a leading position in the marketplace.

We are a recognized leader in the hospitality and gaming market, specializing in the construction of high-end resorts and casinos. We work with hotel operators, Native American tribal councils, developers and architectural firms to provide diversified construction services to meet the challenges of new construction and renovation of hotel and resort properties. We believe that our reputation for completing projects on time is a significant competitive advantage in this market, as any delay in project completion could result in significant loss of revenue for the customer.

The Building segment is composed of several operating units that provide general contracting, design-build, preconstruction and construction services in various regions of the United States. Rudolph and Sletten, one of our general contracting firms, focuses on large, complex projects in California in the healthcare, commercial office, technology, industrial, education, and government facilities markets. Tutor Perini Building Corp. focuses on large, complex building projects nationwide, including significant projects in the hospitality and gaming, commercial office, education, government facilities, and multi-unit residential markets. Roy Anderson Corp. provides general contracting services, including major disaster response and reconstruction support, to public and private customers primarily throughout the southeastern United States. Perini Management Services provides diversified construction and design-build services internationally to U.S. government agencies, as well as to surety companies and multi-national corporations.

We are currently working on or have completed various large private and public building projects across a wide array of end markets. Specific projects include the Brooklyn and Manhattan Jail projects in New York City; Newark Airport Terminal A; the LAX/Metro Transit Center Station in Los Angeles, California; three large corporate office buildings in northern California for prominent technology companies; a commercial office tower and a multi-unit residential tower, both at Hudson Yards in New York City; the Cedars-Sinai Replacement Hospital in Marina Del Rey, California; the UCSF Benioff Children's Hospital in Oakland, California; various Kaiser Permanente hospital buildings throughout California; the Choctaw Casino and Resort in Durant, Oklahoma; the Pechanga Resort and Casino expansion in Temecula, California; and courthouses in San Bernardino and San Diego, California, and in Miami, Florida. As a result of our reputation and track record, we were previously awarded and completed contracts for several marquee hospitality and gaming projects in Las Vegas, including the CityCenter complex, the Cosmopolitan Resort and Casino and the Wynn Encore Hotel. These projects span a wide array of building end markets and illustrate our Building segment's résumé of successfully completed large-scale public and private projects.

Specialty Contractors Segment

Our Specialty Contractors segment specializes in electrical, mechanical, plumbing, HVAC and fire protection systems for a full range of civil and building construction projects in the industrial, commercial, hospitality and gaming, and mass-transit end markets. This segment provides unique strengths and vertically integrated service capabilities that position us as a full-service contractor with greater control over project bids and costs, scheduled work, project delivery and risk management. A significant portion of the segment's work has been, and is expected to continue to be, performed for our Civil and Building segments, although the segment also continues to contract directly with state and local municipal agencies, real estate developers, school districts and other commercial and industrial customers.

The Specialty Contractors segment is composed of several operating units that provide unique services in various regions of the United States. Five Star Electric ("Five Star") is an industry leader and one of the largest electrical contractors in the greater New York City metropolitan region. Five Star provides construction services, including power, lighting, fire alarm, security, telecommunications, low voltage and wireless systems to both the public and private sectors. These services are provided across end markets that include multi-unit residential, hotels, commercial offices, industrial, mass-transit, education, retail, sports and entertainment, healthcare and water treatment. Fisk Electric ("Fisk") covers many of the major commercial, transportation and industrial electrical construction markets in the southwestern and southern United States, with the ability to cover other attractive markets nationwide. Fisk's expertise is in the design and development of electrical and technology systems for major projects spanning a broad variety of project types, including commercial office buildings, sports arenas, hospitals, research laboratories, hotels and casinos, convention centers, manufacturing plants, refineries, and water and wastewater treatment facilities. WDF, Nagelbush and Desert Mechanical each provide mechanical, plumbing, HVAC and fire protection services to a range of customers in a wide variety of markets, including transportation, commercial offices, industrial, education and residential. WDF is one of the largest mechanical contractors serving the greater New York City metropolitan region. Nagelbush operates primarily in Florida and Desert Mechanical operates primarily in the western United States.

Our Specialty Contractors business units are currently working on or have completed various components of the East Side Access project in New York City, upgrades and rehabilitations at various New York City public housing facilities, and various projects at the World Trade Center and at Hudson Yards in New York City. The Specialty Contractors segment is also currently supporting or has supported several large projects in our Civil and Building segments, including the Brooklyn and Manhattan Jail projects in New York City; the Purple Line Segments 2 and 3 subway expansion projects in Los Angeles; Newark Airport Terminal A; the California High Speed Rail project in central California; the SR 99 project in Seattle; the San Francisco Central Subway extension to Chinatown; McCarran International Airport Terminal 3 in Las Vegas; and several marquee hospitality and gaming projects in Las Vegas, including the CityCenter complex, the Cosmopolitan Resort and Casino, and the Wynn Encore Hotel.

For information regarding the breakdown of our revenue by segment, end market, customer type and contract type, see Note 3 of the Notes to Consolidated Financial Statements. In addition, financial information about geographic areas is discussed in Note 14 of the Notes to Consolidated Financial Statements.

Backlog

Backlog in our industry is a measure of the total value of work that is remaining to be performed on projects that have been awarded. We include a construction project in our backlog when a contract is awarded or when we have otherwise received written definitive notice that the project has been awarded to us and there are no remaining major uncertainties that the project will proceed (e.g., adequate funding is in place). As a result, we believe our backlog is firm, and although cancellations or scope adjustments may occur, historically they have not been material. We estimate that approximately $6 billion, or approximately 29%, of our backlog as of December 31, 2025 will be recognized as revenue in 2026. Our backlog by segment, end market, customer type and contract type is presented in the following tables:

(in thousands)	As of December 31,			
	2025		**2024**	
Backlog by business segment:				
Civil	$ 10,153,716	49 %	$ 8,835,634	47 %
Building	7,333,354	36 %	7,026,891	38 %
Specialty Contractors	3,072,740	15 %	2,811,413	15 %
Total backlog	$ 20,559,810	100 %	$ 18,673,938	100 %

(in thousands)	As of December 31,			
	2025		**2024**	
Civil segment backlog by end market:				
Mass transit (includes certain transportation and tunneling projects)	$ 6,307,306	62 %	$ 4,985,286	57 %
Military facilities	1,109,920	11 %	1,011,066	11 %
Water	1,025,427	10 %	1,079,701	12 %
Detention facilities	914,021	9 %	871,478	10 %
Bridges	604,428	6 %	642,530	7 %
Other	192,614	2 %	245,573	3 %
Total Civil segment backlog	$ 10,153,716	100 %	$ 8,835,634	100 %

(in thousands)	As of December 31,			
	2025		**2024**	
Building segment backlog by end market:				
Healthcare facilities	$ 3,311,904	45 %	$ 2,329,123	33 %
Detention facilities	3,266,848	45 %	3,950,644	56 %
Government	306,174	4 %	314,610	4 %
Education facilities	220,308	3 %	135,008	2 %
Mass transit (includes transportation projects)	152,831	2 %	250,856	4 %
Other	75,289	1 %	46,650	1 %
Total Building segment backlog	$ 7,333,354	100 %	$ 7,026,891	100 %

(in thousands)	As of December 31,			
	2025		**2024**	
Specialty Contractors segment backlog by end market:				
Detention facilities	$ 1,489,710	48 %	$ 1,477,338	52 %
Mass transit (includes certain transportation and tunneling projects)	580,958	19 %	549,676	20 %
Healthcare facilities	289,917	9 %	94,445	3 %
Multi-unit residential	223,291	7 %	166,007	6 %
Government	175,362	6 %	241,346	8 %
Commercial and industrial facilities	148,177	5 %	145,355	5 %
Other	165,325	6 %	137,246	6 %
Total Specialty Contractors segment backlog	$ 3,072,740	100 %	$ 2,811,413	100 %

	As of December 31,	
	2025	**2024**
Backlog by customer type:		
State and local agencies	78 %	77 %
Private owners	14 %	15 %
Federal agencies	8 %	8 %
Total backlog	100 %	100 %

	As of December 31,	
	2025	**2024**
Backlog by contract type:		
Fixed price	79 %	82 %
Guaranteed maximum price	13 %	13 %
Unit price	2 %	3 %
Cost plus fee and other	6 %	2 %
Total backlog	100 %	100 %

Fixed price contracts, particularly with federal, state and local government customers, are expected to continue to represent a sizable percentage of total backlog.

Competition

While the construction markets include numerous competitors, especially for small to mid-sized projects, much of the work that we target is for larger, more complex projects where there are typically fewer active market participants due to the greater capabilities and resources required to perform the work. We believe that our experience, reputation, responsiveness, customer relationships, project completion track record, schedule control, risk management, safety and quality of work are key factors customers consider when awarding contracts.

We have seen diminished competition in recent years for large, fixed-price civil infrastructure projects as fewer firms have been pursuing such projects and customers have at times had to make concerted efforts to attract bidders. In our Civil segment, we primarily compete with large civil construction firms, including (alphabetically) FlatironDragados USA; Kiewit Corporation; Lane Construction Corporation; OHL USA; Skanska USA; and The Walsh Group. In our Building segment, we compete with a variety of national and regional contractors, including (alphabetically) AECOM (through its past acquisitions of Tishman Construction and Hunt Construction Group); Balfour Beatty Construction; Clark Construction Group; DPR Construction; Gilbane, Inc.; Hensel Phelps Construction Co.; McCarthy Building Companies, Inc.; M. A. Mortenson Company; PCL Constructors, Inc.; Skanska USA; Suffolk Construction; Swinerton, Inc; Turner Construction Company; and The Whiting-Turner Contracting Co. In our Specialty Contractors segment, we compete principally with various regional and local electrical, mechanical and plumbing subcontractors.

Construction Costs

We strive to eliminate or minimize exposure to labor and material price increases in our project bids and the manner in which we execute our work. Generally, if prices for materials, labor or equipment increase excessively, provisions in certain types of contracts often shift all or a major portion of any adverse impact to the customer. In our fixed price contracts, we attempt to insulate ourselves from the unfavorable effects of inflation, when possible, by incorporating escalating wage and price assumptions into our construction cost estimates, by obtaining firm fixed price quotes from major subcontractors and material suppliers, by securing purchase commitments for materials early in the project schedule and by including contingency for these risks in our bid price. Construction and other materials used in our construction activities are generally available locally from multiple sources. Labor resources for our domestic projects are largely obtained through various labor unions. We have not experienced significant labor shortages in recent years, nor do we expect to in the near future.

Seasonality

We experience seasonal trends in our business. Our revenue and operating income are typically higher in the second half of the year. Our first fiscal quarter of the year is typically our lowest revenue quarter, as the harsher winter weather conditions that often occur during this period can negatively impact our ability to execute work and our productivity in parts of North America. Our revenue typically increases during the high construction seasons of the summer and fall months in the United States. Within the United States, as well as in other parts of the world, our business generally benefits from milder weather conditions during our third fiscal quarter, which allows for more productivity from our on-site construction operations. For these reasons, it is not unusual for us to experience seasonal changes or fluctuations in our quarterly operating results.

Government Contracts

Most of our federal, state and local government customers can terminate, renegotiate, or modify any of their contracts with us at their election, and many of our federal government contracts are subject to renewal or extension periodically. Revenue derived from federal, state and local government customers as a percentage of our total revenue was 75% in 2025, 72% in 2024 and 74% in 2023.

Environmental, Health and Safety Regulations

Environmental, health and safety regulations and requirements materially affect our business. We are firmly committed to providing a safe and healthy work environment for our employees and to working in a manner that ensures the safety of our employees, subcontractors, customers and the general public, as well as the protection of facilities, equipment and the environment. Compliance with Occupational Safety and Health Administration ("OSHA") and other health and safety regulations, in particular, is essential to procure business and to attract and retain our workforce. Accordingly, we make considerable investments in our environmental, health and safety programs, and we factor costs associated with compliance into our project bids and proposals.

We provide construction and construction management services at various project sites, and sometimes perform work in and around sensitive environmental areas, such as rivers, lakes and wetlands. We also handle hazardous materials on occasion. Significant fines, penalties and other sanctions may be imposed for non-compliance with environmental and health and safety laws and regulations, and some laws provide for joint and several strict liabilities for remediation of releases of hazardous substances.

Contaminants have been detected at some of the sites that we own and where we have worked as a contractor in the past, and we have incurred costs for the investigation and remediation of hazardous substances. However, we do not own the job sites upon which we perform our work. We have pollution liability insurance coverage for such matters, and if applicable, we seek indemnification from customers to cover the risks associated with environmental remediation.

Insurance and Bonding

As a normal part of the construction business, we are often contractually required to maintain various insurance coverages, including for our projects. Our wholly owned subsidiary, PCR Insurance Company, issues policies for default insurance for our subcontractors, automobile liability, general liability and workers' compensation insurance, allowing us to centralize our claims and risk management functions to reduce our insurance-related costs. In addition, for certain larger projects, we typically procure project-specific insurance policies. Separately, property and equipment, including those of our joint ventures, are covered by insurance in amounts that we believe are consistent with our risk of loss and industry practice.

We are also often contractually required to provide various types of surety bonds as an additional level of security for our performance. In addition, we require many of our subcontractors to provide surety bonds as security for payment of subcontractors and suppliers and to guarantee their performance. As an alternative to traditional surety bonds, we also have purchased subcontractor default insurance for certain construction projects to insure against the risk of subcontractor default.

Human Capital Resources

The foundation of our continuing success as a leading construction services business is our ability to attract and retain the industry's best talent by providing a culture of opportunity, development, accountability and empowerment, and by treating people with respect, dignity and fairness. This understanding guides our approach to managing our human capital resources.

Employees. Our principal asset is our employees, many of whom have technical and professional backgrounds and undergraduate and/or advanced degrees. As of December 31, 2025, we had approximately 7,400 employees (including union employees), of which approximately 2,000 were salaried and 5,400 were hourly employees. The number of employees at any given time depends on the volume and types of active projects in progress, as well as our position within the lifecycle of those projects. We believe that we have strong relationships with our employees and that the quality and level of service that our employees deliver to our customers are among the highest in our industry.

Union Workforce. We are signatory to numerous local and regional collective bargaining agreements, both directly and through trade associations, as a union contractor. These agreements cover all necessary union crafts and are subject to various renewal dates. As of December 31, 2025, our workforce included a total of approximately 4,000 union employees. Estimated amounts for wage escalation related to the expiration of union contracts are included in our bids on various projects; accordingly, the expiration of any union contract in the next year is not expected to have any material impact on us. During the past several years, we have not experienced any significant work stoppages caused by our union employees.

Talent Recruitment, Training and Retention. Our business relies upon an adequate supply of management, supervisory and field personnel. Recruiting, training and retaining key personnel have been and will remain primary goals of our human capital initiatives. Through the use of management information systems, on-the-job training and educational seminars, employees are trained to understand the importance of project execution. We place a strong emphasis on training employees in accurate and comprehensive project estimating, project management and project cost control. As is common in our industry, we experience some recurring employee turnover each year, which we believe is comparable to the industry average. Historically, we have successfully attracted and retained sufficient numbers of personnel, including union personnel, to support our operational needs. We strive to ensure a fully competent project management team that includes long-term successors to our current project leaders by investing significant resources to build strong and highly competent project managers. We regularly hire construction management and engineering staff, including interns and recent graduates, and provide them with engaging projects and development programs. On the occasion when we have a need for senior project executives, the broad professional network of our leadership team often provides strong candidates to fill those needs. We also utilize internal and external recruiting specialists to help fill our open job positions. To support retention and motivation of our top talent, we provide competitive compensation, which may include performance incentives.

Workplace Safety. We place a strong emphasis on the safety of our employees, our customers and the public. Accordingly, we conduct extensive safety training programs that have allowed us to maintain a high safety level at our worksites. All newly hired employees that will be working at project job sites undergo an initial safety orientation, and for certain types of projects or processes we conduct specific hazard training programs. Our project supervisors regularly conduct on-site safety meetings, and our safety managers make random site safety inspections and perform daily assessments. In addition, operational employees are required to complete an OSHA 30-hour training program and project-specific courses on various safety topics. Moreover, we promote a culture of safety by encouraging employees to recognize, immediately correct and report all unsafe conditions. To underscore the importance of safety, a portion of annual performance bonus compensation for certain executive management is directly linked to the achievement of a key safety metric. Our strong overall safety performance also helps to reduce our insurance-related costs.

Available Information

Our investor website address is http://investors.tutorperini.com. In the "Financial Reports" portion of our investor website, under the subsection "SEC Filings," you may obtain free electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports. These reports, and any amendments to them, are made available on our website as soon as reasonably practicable after we electronically file them with the Securities and Exchange Commission ("SEC"). The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of this Form 10-K or our other filings with the SEC.

ITEM 1A. RISK FACTORS

We are subject to a number of known and unknown risks and uncertainties that could have a material adverse effect on our operations. Set forth below, and elsewhere in this report, are descriptions of the material risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report and could have a material adverse effect on our financial condition, results of operations and cash flows.

Risks Related to Our Business and Operations

If we are unable to accurately estimate contract risks, revenue or costs, we may incur a loss or achieve lower than anticipated profit.

Accounting for contract-related revenue and costs requires management to make significant estimates and assumptions that may change substantially throughout the project lifecycle, which has previously resulted, and in the future could result, in a material impact to our consolidated financial statements. In addition, cost overruns, including unanticipated cost increases on fixed price contracts and guaranteed maximum price contracts, have previously resulted, and in the future may result, in lower profits or losses.

We are involved in a significant number of legal proceedings which, if determined unfavorable to us, could adversely affect our financial results and/or cash flows, harm our reputation and/or preclude us from bidding on future projects. We also may invest significant working capital on projects while legal proceedings are being settled.

We are involved in various lawsuits, including the legal proceedings described under Note 8 of the Notes to Consolidated Financial Statements. Litigation is inherently uncertain, and it is not possible to accurately predict what the final outcome will be of any legal proceeding. We must make certain assumptions and rely on estimates, which are inherently subject to risks and uncertainties, regarding potential outcomes of legal proceedings in order to determine an appropriate contingent liability and charge to income. Any adverse legal proceeding outcome or settlement that is materially different from our expectations and estimates could have a material adverse effect on our financial condition, results of operations and cash flows. This may include requiring us to record an expense or reduce revenue that we previously recorded based on our expectations or estimates, requiring us to pay damages or reducing cash collections that we had expected to receive. For example, in October 2024, we received an unexpected adverse arbitration decision on a legacy dispute related to a completed Civil segment bridge project in California that resulted in a non-cash charge of $101.6 million, which we are appealing. In addition, any future adverse judgments could harm our reputation and negatively impact our ability to win future projects.

We may bring claims against project owners for additional cost exceeding the contract price or for amounts not included in the original contract price. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. A failure to promptly recover on these types of claims has had and could continue to have a material adverse effect on our liquidity and financial results and could result in further legal proceedings.

Our contracts often require us to perform extra work beyond the initial project scope, which can result in disputes or claims and adversely affect our working capital, profits and cash flows.

Our contracts often require us to perform extra work beyond the initial project scope as directed by the customer even if the customer has not agreed in advance on the scope and/or price of the work to be performed. This process has resulted and in the future could result in disputes or claims over whether the work performed is beyond the scope of work directed by the customer and/or exceeds the price the customer is willing to pay for the work performed, which has resulted in significant cash flow constraints in the past. To the extent we do not recover our costs for this work or there are delays in the recovery of these costs, whether as a result of an unfavorable outcome in a litigation or arbitration or as a result of a settlement in which we agree to accept less than we had expected, our working capital, profits and cash flows have been and could continue to be adversely impacted.

Economic factors, such as inflation, tariffs, the timing of new awards, or the pace of project execution, have resulted and may continue to result in losses or lower than anticipated profit.

Economic factors, including inflation and tariffs, have also previously subjected us, and could in the future subject us, to higher costs, which we may not be able to fully recover in future projects that we are bidding, and may also decrease profit on our existing contracts, in particular with respect to our fixed price, unit price and guaranteed maximum price contracts. Changes in laws, policies or regulations, including tariffs and taxes, have previously impacted, and in the future could impact, the prices for materials or equipment. Further, our results of operations have historically fluctuated, and may continue to fluctuate, quarterly and annually depending on when new awards occur and the commencement and progress of work on projects already awarded.

Our actual results could differ from the estimates and assumptions used to prepare our financial statements.

In preparing our financial statements, we are required under generally accepted accounting principles in the United States ("GAAP") to make estimates and assumptions as of the date of the financial statements. These estimates and assumptions affect the reported values of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Areas requiring significant estimates or assumptions by our management include, but are not limited to:

- recognition of contract revenue, costs, profits or losses in applying the principles of revenue accounting;
- recognition of revenue related to project incentives or awards we expect to receive;
- recognition of recoveries under unapproved change orders or claims;
- estimated amounts for expected project losses, warranty costs, contract closeout or other costs;
- collectability of billed and unbilled accounts receivable;
- asset valuations;
- income tax provisions and related valuation allowances;
- determination of expense and potential liabilities under pension and other post-retirement benefit programs; and
- accruals for other estimated liabilities, including litigation and insurance reserves.

Our actual business and financial results could differ from our estimates of such results. These differences, including those which have resulted, and in the future could result, from unfavorable litigation or arbitration outcomes and settlements in which we agree to accept less than previously estimated amounts, have had and could continue to have a material adverse impact on our financial condition and reported results of operations. Our past decisions to prioritize efforts to seek faster resolution of certain disputed matters and convert related balances to cash more quickly has resulted, and may in the future result, in other situations where amounts that we collect are lower than estimated amounts, even in cases where our estimates have taken into account the recent shift in our operational priorities.

A significant slowdown or decline in economic conditions, such as those presented during a recession, could adversely affect our operations.

A significant decline in economic conditions, such as those presented during a recession, in any of the markets we serve or uncertainty regarding the economic outlook has resulted and in the future could result in a decline in demand for infrastructure projects and commercial building developments. In addition, instability in the financial and credit markets has negatively impacted and in the future could negatively impact our customers' ability to pay us on a timely basis, or at all, for work on projects already under construction, has caused and in the future could cause our customers to delay or cancel construction projects in our backlog and could create difficulties for customers to obtain adequate financing to fund new construction projects. Such consequences have had and in the future could continue to have an adverse impact on our operating results. Lastly, we are more susceptible to adverse economic conditions in New York and California, as a significant portion of our operations are concentrated in those states.

The construction services industry is highly schedule driven, and our failure to meet the schedule requirements of our contracts could adversely affect our reputation and/or expose us to financial liability.

Many of our contracts are subject to specific completion schedule requirements. Failure to meet contractual schedule requirements has subjected us, and in the future could subject us, to liquidated damages, liability for our customer's actual cost arising out of our delay and damage to our reputation.

Decreases or delays in the level of federal, state and local government spending for infrastructure and other public projects could adversely affect the number of projects available to us in the future.

The civil construction and public-works building markets are dependent on the amount of work funded by various government agencies, which depends on many factors, including the condition of the existing infrastructure and buildings; the need for new or expanded infrastructure and buildings; and federal, state and local government spending levels. As a result, our future operating results could be negatively impacted by any decrease in demand for public projects or decrease or delay in government funding, which could result from a variety of factors, including extended government shutdowns, delays in the sale of voter-approved bonds, budget shortfalls, credit rating downgrades or long-term impairment in the ability of state and local governments to raise capital in the municipal bond market.

Systems and information technology interruption and breaches in data security and/or privacy could adversely impact our ability to operate and negatively impact our operating results.

We rely on computer, information and communication technology and other related systems, some of which are hosted by third-party providers, for various business processes and activities, including project management, accounting, financial reporting and business development. These systems are subject to interruptions or damage by a variety of factors including, but not limited to, cyber-attacks, natural disasters, power loss, telecommunications failures, acts of war, computer viruses, email phishing, obsolescence and physical damage. Additionally, the increased prevalence and use of artificial intelligence may heighten the risk that we may be subject to cybersecurity incidents in the future. Such interruptions can result in a loss of critical data, a delay in operations, damage to our reputation or an unintentional disclosure of customer confidential or personally identifiable information, any of which could have a material adverse impact on us and our consolidated financial statements.

Cybersecurity risks include potential attacks on both our information technology infrastructure and those of third parties (both on premises and in the cloud) attempting to gain unauthorized access to our confidential or other proprietary information, classified information, or information relating to our employees, customers and other third parties. We dedicate considerable attention and resources to the safeguarding of our information technology systems. Nevertheless, due to the evolving nature, persistence, sophistication and volume of cyber-attacks, we may not be successful in defending our systems against all such attacks. Consequently, we have engaged, and may again need to engage, significant resources to remediate the impact of, or further mitigate the risk of, such an attack. Any successful cyber-attack can result in the criminal, or otherwise illegitimate use of, confidential data, including our data or third-party data for which we have the responsibility for safekeeping. Additionally, such an attack could have a material adverse impact on our operations, reputation and financial results.

In addition, various privacy and security laws and regulations requiring us to protect sensitive and confidential information from disclosure continue to evolve and pose increasingly complex compliance challenges. Compliance with evolving data privacy laws and regulations may cause us to incur additional costs, and any violation could result in damage to our reputation and/or subject us to fines, payment of damages, lawsuits and restrictions on our use of data, which could have a material adverse impact on our financial results.

We require substantial personnel, including construction and project managers and specialty subcontractor resources, to execute and perform on our contracts in backlog. The successful execution of our business strategies is also dependent upon our ability to attract and retain our key officers, as well as adequately plan for their succession.

Our ability to execute and perform on our contracts in backlog depends in large part upon our ability to hire and retain highly skilled personnel, including project and construction management and trade labor resources, such as carpenters, masons and other skilled workers. In the event we are unable to attract, hire and retain the requisite personnel and subcontractors necessary to execute and perform on our contracts in backlog, we may experience delays in completing projects in accordance with project schedules or an increase in expected costs, both of which could have a material adverse effect on our financial results, our reputation and our relationships. In addition, if we lack the personnel and specialty subcontractors necessary to perform on our current contract backlog, we may find it necessary to curtail our pursuit of new projects. A significant, rapid growth in our backlog has led, and could continue to lead, to situations in which labor resources become constrained.

The execution of our business strategies also substantially depends on our ability to retain several key members of our management. Losing any of these individuals could adversely affect our business. The majority of these key individuals are not bound by employment agreements. Volatility or lack of positive performance in our stock price may adversely affect our ability to retain key individuals to whom we have provided share-based compensation. We have experienced changes in senior management in the past. Our long-time Chairman and CEO transitioned to the role of Executive Chairman, and we appointed a new CEO, both effective as of January 1, 2025. Changes in management, including as a result of succession or voluntary or involuntary termination, including as a result of retirement, death or disability, could adversely affect our business and financial results, particularly if we are not able to identify, engage, and retain qualified successors or if our business, customers, or employees do not respond positively to such changes.

Weather conditions and other events outside our control can significantly affect our revenue and profitability.

Inclement weather conditions, such as significant storms and unusual temperatures, as well as natural or man-made disasters or other catastrophic events, can impact or prevent our ability to perform work. These conditions and events have caused, and may in the future cause, delays or terminations and increases in project costs, resulting in variability in our revenue and profitability.

We are subject to risks related to government contracts (including government shutdowns and funding considerations) and related procurement regulations.

Our contracts with U.S. federal, as well as state, local and foreign, government entities are subject to various procurement regulations and other requirements relating to their formation, administration and performance. We are subject to audits and investigations relating to our government contracts, and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contract, refunding or suspending of payments, forfeiture of profits, payment of fines and suspension or debarment from future government business. In addition, most of these contracts provide for termination or renegotiation by the government at any time, without cause, which could have an adverse effect on our business and operations. There have also recently been, and there may in the future be, occasions when even previously authorized and committed funding is withheld by the government, which could temporarily delay the progress of certain projects or the awards of new projects. The percentage of our business coming from government entities has continued to increase in recent years, and as of December 31, 2025 accounted for 86% of our backlog. As a result, the risks of adverse consequences related to government contracting and procurement are increasingly fundamental to our business.

Our international operations expose us to economic, political, regulatory and other risks, as well as uncertainty related to U.S. government funding, which could adversely affect our revenue and earnings.

For the year ended December 31, 2025, we derived $489.7 million, or 9%, of revenue from our work on projects in international locations, including U.S. territories. Our international operations expose us to risks inherent in doing business in regions outside the United States, including political risks; risks of loss due to acts of war; unstable economic, financial and market conditions; potential incompatibility with foreign subcontractors and vendors; foreign currency controls and fluctuations; trade restrictions; economic and trade sanctions; logistical challenges; variations in taxes; and changes in labor conditions, labor strikes and difficulties in staffing and managing international operations. Failure to successfully manage risks associated with our international operations could result in higher operating costs than anticipated or could delay or limit our ability to generate revenue and income from construction operations in key international markets.

The U.S. federal government has approved various spending bills for the construction of defense- and diplomacy-related projects and has allocated significant funds to the defense of U.S. interests around the world from the threat of terrorism. The federal government has also approved funds for development in conjunction with the relocation of military personnel into Guam. However, federal government funding levels for construction projects in the Middle East have decreased significantly over the past several years as the U.S. government has reduced the number of military troops and support personnel in the region. As a result, we have seen a decrease in the number and size of federal government projects available to us in this region. Any decrease in U.S. federal government funding for projects in Guam or in other U.S. Territories or countries in which we are pursuing work may result in project delays or cancellations, which could reduce our revenue and earnings.

Our participation in construction joint ventures exposes us to liability and/or harm to our reputation for failures by our partners.

As part of our business, we enter into joint venture arrangements typically to jointly bid on and execute particular projects, thereby reducing our risk profile while enhancing execution capabilities and increasing surety bonding capacity. Success on these joint projects depends in large part on whether our joint venture partners satisfy their contractual obligations and comply with all applicable regulatory requirements. Generally, we and our joint venture partners are jointly and severally liable for all liabilities and obligations of our joint ventures. If a joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner's shortfall. Further, if we are unable to adequately address our partner's performance issues, the customer may terminate the project, which could result in legal liability to us, harm our reputation, reduce our profit on a project or, in some cases, result in a loss.

We may not fully realize the revenue value reported in our backlog due to cancellations or reductions in scope, including as a result of government-related mandates.

As of December 31, 2025, our backlog of uncompleted construction work was approximately $20.6 billion. The revenue currently projected in our backlog may not be fully realized and, if realized, may not result in profits or may be less profitable than expected. The cancellation or reduction in scope of significant projects included in our backlog could have a material adverse effect on our financial condition, results of operations and cash flows.

Competition for new project awards is intense, and our failure to compete effectively could reduce our market share and profits.

New project awards are determined through either a competitive bid basis or on a negotiated basis. Projects may be awarded based solely upon price, but often take into account other factors, such as technical qualifications, proposed project team, schedule and past performance on similar projects. Within our industry, we compete with many international, regional and local construction firms. If we are unable to compete successfully in such markets, our relative market share and profits could be reduced. In addition, evolving changes in the construction industry, such as the trend toward an increased use of the progressive design-build project delivery method that may reduce project risks for both owners and contractors, could result in increased competition and potentially lower margins on certain projects in the future.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. While our policies mandate compliance with these anti-bribery laws, there is no assurance that our policies and procedures will protect us from circumstances or actions that could result in possible criminal penalties or other sanctions, including contract cancellations or debarment, and harm to our reputation, any of which could have a material adverse impact on our business, financial condition, and results of operations.

Public health crises, such as COVID-19, have adversely impacted, and could in the future adversely impact, our business, financial condition and results of operations.

Pandemics, epidemics or other public health crises can adversely impact our business or the business of our suppliers, subcontractors or customers. For example, particularly in 2020 and 2021, COVID-19 created volatility, uncertainty and economic disruption for the Company, our customers, subcontractors and suppliers, and the markets in which we do business, and certain of the impacts of this disruption have continued. COVID-19 also caused delays in certain bidding activities and contract awards, particularly for large civil projects, which adversely affected both our revenue and our backlog. We also faced substantial postponements and other delays in legal proceedings and settlement discussions where we have claims against project owners for additional costs exceeding the contract price or for amounts not included in the original contract price. Consequently, our ability to resolve and recover on these types of claims has been and may continue to be delayed, which may adversely affect our liquidity and financial results.

While the adverse effects of COVID-19 have largely subsided, should future public health crises occur, this could have a further adverse impact on our business, financial condition and results of operations. Further, any future volatile economic conditions resulting from public health crises could also aggravate or heighten the risks posed by other risk factors that we have identified in this Annual Report on Form 10-K, which in turn could materially and adversely affect our business, financial condition and results of operations.

Physical and regulatory risks related to climate change could have a material adverse impact on our business, financial condition and results of operations.

As a business that builds new infrastructure and improves existing infrastructure for customers around the world, physical risks related to climate change, such as rising sea levels and temperatures, severe storms, and energy and technological disruptions, could cause delays and increases in project costs, resulting in variability in our revenue and profitability, as well as potentially adverse impacts to our operating results and financial condition. In addition, growing public concern about climate change has resulted in the increased focus of local, state, regional, national and international regulatory bodies on greenhouse gas emissions and climate change issues. Legislation to regulate greenhouse gas emissions has periodically been introduced in the U.S. Congress and in the legislatures of various states in which we operate, and there has been a wide-ranging policy debate, both in the United States and internationally, regarding the impact of these gases and possible means for their regulation. Such policy changes, including any enactment of increasingly stringent emissions or other environmental regulations, could increase the costs of projects for us and for our clients and, in some cases, delay or even prevent a project from going forward, thereby potentially reducing demand for our services. Consequently, this could result in a material adverse impact on our business.

In connection with mergers and acquisitions, we have recorded goodwill and other intangible assets that could become impaired and adversely affect our operating results. Assessing whether impairment has occurred requires us to make significant judgments and assumptions about the future, which are inherently subject to risks and uncertainties, and if actual events turn out to be materially less favorable than the judgments we make and the assumptions we use, we may be required to record impairment charges in the future.

We had $255.6 million of goodwill and indefinite-lived intangible assets recorded on our Consolidated Balance Sheet as of December 31, 2025. We assess these assets for impairment annually, or more often if required. Our assessments involve a number of estimates and assumptions that are inherently subjective, require significant judgment and involve highly uncertain matters that are subject to change. The use of different assumptions or estimates could materially affect the determination as to whether or not an impairment has occurred. In addition, if future events are less favorable than what we assumed or estimated in our impairment analysis, we may be required to record an impairment charge, which could have a material adverse impact on our consolidated financial statements. We have, in the past, recorded significant asset impairment charges and could have additional such charges in the future.

Risks Related to Our Capital Structure

An inability to obtain bonding could have a negative impact on our operations and results.

We are often required to provide surety bonds securing our performance under our contracts. Our ability to obtain surety bonds primarily depends on our working capital, past performance, capitalization, credit rating, management expertise, overall capacity of the surety market and other factors. If we are unable to obtain reasonably priced surety bonds in the future, it could significantly affect our ability to be awarded new contracts and could, consequently, have a material adverse effect on our business, results of operations and financial condition.

We have a substantial amount of indebtedness with restrictive covenants which could adversely affect our financial position and prevent us from fulfilling our obligations under our debt agreements.

We currently have, and expect to continue to have, a substantial amount of indebtedness. As of December 31, 2025, our total debt was $407.4 million, with $14.6 million classified as current debt. A significant amount of debt under our credit agreement contains financial covenants, including one covenant to maintain a maximum First Lien Net Leverage Ratio (as defined in the 2020 Credit Agreement (as defined below)), which has required us to obtain two amendments, the First Amendment, dated as of October 31, 2022 and the Second Amendment, dated as of March 10, 2023, to the 2020 Credit Agreement in order to remain in compliance with this covenant. There is a risk that we may need to seek further amendments to this covenant or other covenants in the future should our operating results or financial condition differ materially from our projections. If we are unable to meet the terms of the financial covenants or fail to comply with any of the other restrictions contained in the agreements governing our indebtedness, an event of default could occur, causing the debt related to such agreements to become immediately due. If such acceleration occurs, we may not be able to repay such indebtedness as required. Since indebtedness under our credit agreement entered into on August 18, 2020 (as amended, the "2020 Credit Agreement") with BMO Harris Bank N.A., as Administrative Agent, Swing Line Lender and L/C Issuer and other lenders is secured by substantially all of our assets, acceleration of this debt could result in foreclosure of those assets and a negative impact on our operations. In addition, a failure to meet the terms of our 2020 Credit Agreement could result in a reduction of future borrowing capacity or additional restrictions under the 2020 Credit Agreement that could negatively impact our liquidity and financial condition. A loss of liquidity could adversely impact our ability to execute projects in our backlog, obtain new projects, engage subcontractors, and attract and retain key employees.

Downgrades in our credit ratings could have a material adverse effect on our business and financial condition.

The credit ratings assigned to us and our debt are subject to ongoing evaluation by credit rating agencies and could change based upon, among other things, our results of operations and financial condition. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could have a material adverse effect on our costs and availability of capital, which could in turn have a material adverse effect on our financial condition, results of operations, cash flows and our ability to satisfy our debt service obligations. Negative changes in our credit ratings could also result in more stringent covenants and higher interest rates with regard to any new or refinanced debt.

Risk Related to Our Stock Ownership

Our executive chairman could exert influence over the Company due to his position and significant ownership interest.

Our executive chairman, Ronald N. Tutor, and three trusts he controls (the "Tutor Group") own approximately 12% of the outstanding shares of our common stock as of December 31, 2025. Additionally, one of our current directors was appointed by Mr. Tutor pursuant to Mr. Tutor's right to nominate one member to our Board of Directors, so long as the Tutor Group owns at least 11.25% of the outstanding shares of our common stock. Accordingly, Mr. Tutor could exert influence over the outcome of a range of corporate matters, including the election of directors and the approval or rejection of other extraordinary transactions, such as a takeover attempt or sale of the Company or its assets.

General Risk Factors

The market price of our common stock may fluctuate significantly, which could result in substantial losses for shareholders and subject us to litigation.

The market price of our common stock has been, and in the future may be, subject to significant fluctuations due to numerous factors, including but not limited to the risks described in this *Risk Factors* section. These factors may materially harm the market price of our common stock and potentially expose us to securities class-action litigation, which, even if unsuccessful, could result in substantial costs and divert management's attention and resources from our business and have a material adverse effect on our financial condition, results of operations and cash flows.

We cannot guarantee the timing, amount, or payment of dividends on our common stock or that we will repurchase our common stock pursuant to our stock repurchase program.

The timing, declaration, amount, and payment of future dividends to our shareholders falls within the discretion of the Board of Directors. The Board of Director's decisions regarding the payment of future dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, covenants related to our debt service obligations, industry practice, legal requirements, regulatory constraints, access to the capital markets, and other factors that it deems relevant. We cannot guarantee that we will continue to pay any dividend in the future. Furthermore, although our Board of Directors has authorized a share repurchase program, we are not obligated to make any purchases under the program, and it may be discontinued at any time.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Governance

Cybersecurity and risks related to our information technology ("IT") are an important focus of our Board of Directors' risk oversight. Our Board of Directors, with assistance from the Audit Committee, oversees the Company's enterprise risk management process, which includes cybersecurity risk management. The Audit Committee, a member of which holds a Certificate in Cyber Risk Governance and a Qualified Risk Director designation from the DCRO Institute, receives regular reports from our Chief Information Officer ("CIO"), along with members of senior management, on the identification and status of cybersecurity risks and management, as well as on the Company's exploration of the use of artificial intelligence in the construction industry.

Our IT and cybersecurity programs are managed by our CIO, who reports to our Chief Executive Officer. Our CIO has over 30 years of experience in managing IT and cybersecurity. We also have a dedicated Chief Information Security Officer ("CISO"), who reports to the CIO and has overall responsibility for establishing our enterprise-wide cybersecurity strategy, standards, architecture, processes and procedures, and policies. Our CISO has over 25 years of experience in IT and cybersecurity. The Company has adopted incident response plan procedures for assessing and escalating cybersecurity incidents to various response teams that include the CISO, the CIO and other senior management, as necessary.

Cybersecurity Risk Management and Strategy

We have established various policies, processes, and technologies to aid in our efforts to assess, identify, manage, and mitigate material risks posed by cybersecurity threats, including, among other things:

- Our CISO and IT teams continuously monitor our systems and perform an annual cybersecurity risk assessment;
- We have implemented a proactive incident response and management plan generally aligned with the National Institute of Standards and Technology ("NIST"), with annual plan testing and training for employees involved in the response process;
- Annual penetration tests are performed by a third party and any notable findings are included in remediation plans;
- We engage with key industry partners and threat intelligence services, including assessors, consultants and other industry third parties to evaluate our cybersecurity risk management and incident response plans and processes;
- All employees, contractors and temporary workers are required to review and acknowledge our acceptable use policies, which include sections on information and cybersecurity practices and policies;
- Employees are regularly engaged in cybersecurity awareness campaigns, anti-phishing tests, and mandatory training as needed;
- We address third-party cybersecurity risks through interviews and third-party independent assessment reports;
- We maintain cybersecurity insurance coverage as part of our overall insurance portfolio; and
- In conformity with customer requirements, we require proof that subcontractors complete relevant cybersecurity education and awareness training prior to being awarded a subcontract.

We are not aware of any known risks from cybersecurity threats that have materially affected, or are reasonably likely to materially affect, our Company, business strategy, or financial results, and we have not experienced any cybersecurity incidents that have had a material adverse impact on our operations or financial results. See Item 1A. Risk Factors for a discussion of cybersecurity risks.

ITEM 2. PROPERTIES

We have office facilities and equipment yards in the following locations, which we believe are suitable and adequate for our current needs:

Offices	Owned or Leased by Tutor Perini	Business Segment(s)
Los Angeles (Sylmar), CA	Owned & Leased	Corporate, Civil & Specialty Contractors
Barrigada, Guam	Owned	Civil
Black River Falls, WI	Owned	Civil
Evansville, IN	Owned	Civil
Fort Lauderdale, FL	Leased	Specialty Contractors
Framingham, MA	Owned	Building
Gulfport, MS	Owned	Building
Henderson, NV	Owned	Building
Houston, TX	Owned	Specialty Contractors
Menlo Park, CA	Leased	Building
Mount Vernon, NY	Leased	Specialty Contractors
New Rochelle, NY	Owned	Civil
Ozone Park, NY	Owned	Specialty Contractors

Equipment Yards	Owned or Leased by Tutor Perini	Business Segment(s)
Black River Falls, WI	Owned	Civil
Evansville, IN	Owned	Civil
Hilbert, WI	Owned	Civil
Palmdale, CA	Owned	Civil
Rosemount, MN	Owned	Civil
Stockton, CA	Owned	Building
Waukesha, WI	Owned	Civil

ITEM 3. LEGAL PROCEEDINGS

Legal proceedings are discussed in Note 8 of the Notes to Consolidated Financial Statements and are incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act requires domestic mine operators to disclose violations and orders issued under the Federal Mine Safety and Health Act of 1977 (the "Mine Act") by the federal Mine Safety and Health Administration. We do not own or operate any mines; however, we may be considered a mine operator as defined under the Mine Act because we provide construction services to customers in the mining industry. For the year ended December 31, 2025, we do not have any mine safety violations and other mining regulation matters to disclose pursuant to Section 1503(a) of the Dodd-Frank Act and Item 104 of Regulation S-K.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange under the symbol "TPC."

Holders

At February 19, 2026, there were 254 holders of record of our common stock, including holders of record on behalf of an indeterminate number of beneficial owners.

Dividends

Our Board of Directors initiated a cash dividend in the fourth quarter of 2025 under which we have paid, and intend to continue paying, regular quarterly dividends. The declaration, amount and timing of such dividends are subject to capital availability and determinations by our Board of Directors that cash dividends are in the best interest of our shareholders and are in compliance with all respective laws and applicable agreements. Our ability to pay dividends will depend upon factors such as our cash balances and potential future capital requirements, including acquisitions, debt service requirements, results of operations, financial condition and other factors that our Board of Directors may deem relevant.

During the fourth quarter of 2025, the Company declared a cash dividend of $0.06 per share payable on December 23, 2025, to all shareholders of record on December 9, 2025. Total dividends declared in 2025 amounted to $3.4 million, including $0.3 million of accrued dividends relating to unvested share-based awards that are payable at the time of vesting.

Share Repurchases

In November 2025, our Board of Directors authorized a share repurchase program totaling $200 million with no expiration date. Under the share repurchase program, the Company plans to purchase outstanding common shares from time to time in open market transactions or through privately negotiated transactions at the Company's discretion, subject to market conditions and other factors and at such times and in amounts that the Company deems appropriate. As of December 31, 2025, we have not repurchased any shares of our common stock and $200 million remained available for repurchase under this program.

Our share repurchase programs do not obligate the Company to purchase any shares. Share repurchases may be executed through various means including, without limitation, accelerated share repurchases, open market transactions, privately negotiated transactions, purchases pursuant to a Rule 10b5-1 plan or otherwise. The authorization for the share repurchase programs may be terminated, increased or decreased by our Board of Directors at its discretion at any time. The timing, amount and manner of share repurchases may depend upon market conditions and economic circumstances, availability of investment opportunities, the availability and costs of financing, currency fluctuations, the market price of the Company's common stock, other uses of capital and other factors.

Issuance of Unregistered Securities

None.

Issuances Under Equity Compensation Plans

Our equity compensation plan information required by this item are incorporated by reference to the information in Part III, Item 12 of this Annual Report on Form 10-K.

Performance Graph

The following graph compares the cumulative five-year total return to shareholders on our common stock relative to the cumulative total returns of the NYSE Composite Index and the Dow Jones U.S. Heavy Construction Index. We selected the Dow Jones U.S. Heavy Construction Index because we believe the index reflects the market conditions within the industry in which we primarily operate. The comparison of total return on investment, defined as the change in year-end stock price plus reinvested dividends, for each of the periods assumes that $100 was invested on December 31, 2020 in each of our common stock, the NYSE Composite Index and the Dow Jones U.S. Heavy Construction Index, with investment weighted on the basis of market capitalization.

The comparisons in the following graph are based on historical data and are not intended to forecast the possible future performance of our common stock.



COMPARISON OF CUMULATIVE TOTAL RETURN

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements included in Item 15. *Exhibits and Financial Statement Schedules* in this Annual Report. This discussion contains forward-looking statements, which involve risks and uncertainties. For cautions about relying on such forward-looking statements, please refer to the section entitled *Forward-Looking Statements* at the beginning of this Annual Report immediately prior to Item 1. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including, but not limited to, those discussed in Item 1A. *Risk Factors* and elsewhere in this Annual Report.

Comparison of 2024 to 2023 Results

For a discussion comparing our 2024 results to our 2023 results, refer to Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 27, 2025.

Executive Overview

Operating Results

Consolidated revenue for 2025 was $5.5 billion, up 28% compared to $4.3 billion for 2024. The Company experienced strong growth in all three segments in 2025, primarily driven by increased project execution activities on certain newer, larger and higher-margin projects, all of which have significant scope of work remaining. These projects are in the early stages and are expected to ramp up substantially over the next several years.

Income from construction operations for 2025 was $232.0 million, a dramatic improvement compared to a loss from construction operations of $103.8 million for 2024. The increase in income from construction operations in 2025 was primarily due to contributions related to an overall net increase in project execution activities that totaled $172.1 million and a lower amount of net unfavorable adjustments in 2025 driven by changes in the estimate at completion for various projects, including: 1) impacts from improved productivity and efficiencies on certain projects, net of project charges, which had an aggregate net favorable impact of $104.3 million in 2025 compared to a net unfavorable impact of $36.4 million in 2024; 2) certain legal judgments or decisions that had net unfavorable impacts totaling $32.5 million in 2025 compared to $167.7 million in 2024; and 3) temporary aggregate negative project adjustments of $78.7 million in 2025 compared to $97.2 million in 2024 due to both the successful negotiation of significant lower margin (and lower risk) change orders and increases in unapproved work on various projects, the temporary impacts to earnings of which are expected to reverse themselves over the remaining lives of the projects. The improvement was partially offset by the impact of various settlements that had a net unfavorable impact of $61.8 million in 2025 compared to $45.8 million in 2024. The significant adjustments in 2025 and 2024 resulting from the above items are discussed in more detail in *Results of Segment Operations*.

Furthermore, income from construction operations for the year ended December 31, 2025 was negatively impacted by share-based compensation expense of $150.0 million compared to share-based compensation expense of $40.4 million in 2024. The increase in share-based compensation expense in 2025 was primarily due to a substantial increase of 176.9% in the Company's stock price during 2025, which impacted the fair value of liability-classified awards. These liability-classified awards are remeasured at fair value at the end of each reporting period with the change recognized in earnings. These types of awards were issued in past years as a short-term solution to deal with a depleted share pool under the Tutor Perini Corporation Omnibus Incentive Plan (the "Plan") and a low stock price. The Company currently projects a decrease in share-based compensation expense in 2026 and a much more significant decrease in 2027 as certain such awards have vested and most of the remaining liability-classified awards will vest by the end of 2026. After the Company's shareholders approved additional shares under the Plan in May 2025, the Company stopped issuing liability-classified, long-term incentive compensation awards, which will help to reduce future earnings volatility.

The effective income tax rate for 2025 was 30.0% compared to 29.3% for 2024. See *Corporate, Tax and Other Matters* below for a discussion of the change in the effective tax rate.

Diluted earnings per common share for 2025 was $1.51 compared to diluted loss per common share of $3.13 for 2024. Adjusted diluted earnings per common share, which is a non-GAAP financial measure and excludes share-based compensation expense (and the associated tax benefit) for 2025 was $4.29, compared to an adjusted diluted loss per common share of $2.37 for 2024. The improvement for 2025 was primarily due to the factors discussed above that resulted in the change in income (loss) from construction operations for such period. Refer to the *Non-GAAP Financial Measures* section below for further information and a reconciliation of the Company's financial results reported under generally accepted accounting principles in the United States ("GAAP") to the reported adjusted results.

The Company generated record cash flow from operations of $748.1 million in 2025 largely driven by collections from newer and ongoing projects and, to a much lesser extent, from collections related to recent dispute resolutions. The Company utilized some of its cash flow from operations in 2025 to voluntarily prepay its outstanding Term Loan B debt of $121.9 million.

Consolidated new awards in 2025 were $7.4 billion compared to $12.8 billion in 2024. The Civil and Building segments were the primary contributors to the new awards activity in 2025. Significant new awards and contract adjustments in 2025 included the $1.87 billion Midtown Bus Terminal Replacement - Phase 1 project in New York; the $1.18 billion Manhattan Tunnel project in New York; a healthcare facility project in California valued at approximately $1 billion; a $538 million healthcare project in California; $241 million of additional funding for the Apra Harbor Waterfront Repairs project in Guam; a $182 million military defense project in Guam; a $155 million education facility project in California; $131 million of additional funding for an electrical project in Texas; and another electrical project in Texas valued at more than $100 million. The Company has continued to be successful in winning its share of major new project opportunities due to a combination of its strategic bidding approach and favorable market dynamics, including limited competition in select markets for some of the larger projects. This environment, which is supported by strong public funding and demand, has allowed the Company to differentiate itself and deliver compelling proposals that align with the customer's goals and expectations. The Company expects that this environment will continue for the foreseeable future.

Consolidated backlog as of December 31, 2025 was $20.6 billion, up 10% compared to $18.7 billion as of December 31, 2024. As of December 31, 2025, the mix of backlog by segment was 49% for Civil, 36% for Building and 15% for Specialty Contractors, compared to 47% for Civil, 38% for Building and 15% for Specialty Contractors at the end of 2024.

Most projects in the Civil segment's backlog typically convert to revenue over a period of three to five years and in the Building and Specialty Contractors segments over a period of one to three years. Certain larger projects across all three segments may extend over a longer duration. We estimate that approximately $6 billion, or approximately 29%, of our backlog as of December 31, 2025 will be recognized as revenue in 2026.

The following table presents the changes in backlog in 2025:

(in millions)	Backlog at December 31, 2024	New Awards in 2025[a]	Revenue Recognized in 2025	Backlog at December 31, 2025[b]
Civil	$ 8,835.6 $	4,164.9 $	(2,846.8) $	10,153.7
Building	7,026.9	2,158.7	(1,852.2)	7,333.4
Specialty Contractors	2,811.4	1,105.3	(844.0)	3,072.7
Total	$ 18,673.9 $	7,428.9 $	(5,543.0) $	20,559.8

(a) New awards consist of the original contract price of projects added to our backlog plus or minus subsequent changes to the estimated total contract price of existing contracts.

(b) Backlog may differ from the transaction prices allocated to the remaining performance obligations as disclosed in Note 3 of the Notes to Consolidated Financial Statements. Such differences relate to the timing of executing a formal contract or receiving a notice to proceed. More specifically, backlog may include awards for which a contract has not yet been executed or a notice to proceed has not yet been issued, but for which there are no remaining major uncertainties that we will proceed with our work on the project (e.g., adequate funding is in place, we have received a notice of intent to award a contract, etc.).

With respect to potential concerns regarding the U.S. government's scrutiny and curtailment of federal funding for certain projects, as well as concerns about recent federal government shutdowns and varying new tariff policies that have been and may continue to be implemented, the Company does not currently anticipate any significant impacts to its business related to these factors. Most of the Company's major projects are funded at the state or local level, or with some combination of federal, state and local funding. For projects that are wholly or partially funded with federal dollars, the funding for those projects has already been committed and/or those projects are strategically important to the United States. Despite this, there have recently been, and there may in the future be, occasions where even previously authorized and committed funding is withheld by the government, which could delay the progress of certain projects or the awards of new projects. The Company does not anticipate any material adverse impacts to its financial results as the result of such temporary project delays.

Specifically related to potential tariff impacts, the Company utilizes a pre-award and post-award strategy. As part of its pre-award strategy, the Company's detailed estimating process includes consideration of anticipated cost increases over the performance period of the contract, as well as additional contingencies to address other potential incremental costs related to unforeseen risks. Prior to its bid or proposal submission, the Company also works to negotiate favorable contract provisions that provide entitlement for certain compensable events, which may include price escalation and allowances. Once the project is awarded, the Company's strategy shifts to entering into purchase orders or "buy-outs" of materials, such as steel and concrete, as well as large pieces of equipment at the onset of projects, which mitigate the risk of future equipment and commodity price increases by passing that risk to vendors. Also at that time, the Company enters into fixed-price contracts with its key project subcontractors whereby the risk of unforeseen escalation is transferred to the subcontractors. The Company benefits from its long-term relationships with key suppliers, vendors and subcontractors, which minimize supply chain disruptions that could arise as a result of tariffs. While the Company believes this strategy appropriately mitigates the current risk of potential tariff impacts, there could be other unforeseen future developments. The Company will continue to monitor and assess its exposure to the economic environment.

The outlook for the Company's revenue growth over the next several years remains highly favorable due to strong new award bookings of large, long-duration projects over the past two years, as well as other new awards that are expected to be booked in the future. For example, the Company has certain building projects in California, mostly in the healthcare, education, and hospitality and gaming sectors, that are in the preconstruction phase. These projects are expected to transition from preconstruction to construction over the next few years, and they include a large, multi-billion-dollar healthcare project in California that is anticipated to be incrementally added to backlog over the next two to three years. Many of the Company's newer projects are design-build projects that have an initial six to eighteen month design phase during which smaller revenue and earnings are generated prior to the start of a multi-year construction phase that generates substantially larger revenue and earnings. We anticipate that we will continue to win our share of significant new project awards resulting from long-term, well-funded capital spending plans by various state, local and federal customers, as well as limited competition for many of the larger project opportunities.

Nationally, support for transportation-related ballot measures has remained high over the last decade. Since 2014, voters in 43 states approved 84 percent of nearly 3,000 state and local measures on general election ballots. The largest of these was in Los Angeles County, where in 2016 Measure M, a half-cent sales tax increase, was approved and is expected to generate $120 billion of funding over 40 years. Funding from this measure is supporting, and is expected to continue to support, several of the Company's current and prospective projects. More recently, in the November 2024 elections, voters approved 77 percent of 370 transportation funding measures on state and local ballots throughout the country. These measures are expected to generate an estimated $41.4 billion in new and renewed funding for roads, bridges, rail and other infrastructure. Additionally, the Federal Reserve lowered interest rates in the fall of 2024 and further reduced rates in the second half of 2025, and some economists expect continued interest rate reductions in 2026, though the actual timing and extent of such rate reductions remains uncertain. Lower interest rates could result in additional demand for continued general construction spending.

The Bipartisan Infrastructure Law was enacted into law in November 2021 and provided for $1.2 trillion of federal infrastructure funding, including $550 billion in new spending for improvements to the country's surface-transportation network and enhancements to core infrastructure. The Bipartisan Infrastructure Law initiated the largest federal investment in public transit ever, the single largest dedicated bridge investment since the construction of the interstate highway system and the largest federal investment in passenger rail since the creation of Amtrak, all in addition to providing for regular annual spending for numerous infrastructure projects. This significant incremental funding is anticipated to be spent over the 10 years from its enactment through 2031, and much of it is allocated for investment in end markets that are directly aligned with our market focus. Accordingly, we believe that this significant funding has benefited, and will continue to favorably impact, our current work and prospective opportunities over the next decade. While the current funding window for the Bipartisan Infrastructure Law closes on September 30, 2026, we believe that Congress recognizes the long-term nature of infrastructure work and is already engaged in the legislative process to secure future funding beyond that date, although the amount and composition of such future funding is yet to be determined. In addition, various existing projects and future project opportunities in Guam and the Indo-Pacific region are being funded by the U.S. government's Pacific Deterrence Initiative, which provides substantial multi-year funding to support significant improvements that enhance the U.S. military's infrastructure and readiness. Finally, there are various large infrastructure projects across the U.S. for which future funding may be provided, in part or entirely, through public-private partnership (P3) arrangements, which would include mostly private capital investments.

For a more detailed discussion of operating performance of each business segment, corporate general and administrative expenses and other items, see *Results of Segment Operations*, *Corporate, Tax and Other Matters* and *Liquidity and Capital Resources* below.

Non-GAAP Financial Measures

To supplement our audited Consolidated Financial Statements presented under GAAP, we are presenting certain non-GAAP financial measures. These non-GAAP financial measures are intended to provide additional insights that facilitate the comparison of our past and present performance, and they are among the indicators management uses to assess the Company's financial performance and to forecast future performance. By presenting these non-GAAP financial measures, we aim to provide investors and stakeholders with a clearer understanding of our operating results and enhance transparency with respect to the key financial metrics used by our management in its financial and operational decision-making.

These non-GAAP financial measures, which exclude share-based compensation expense for the years ended December 31, 2025, 2024 and 2023 (as well as the tax benefit associated with the expense), consist of adjusted net income (loss) attributable to the Company and adjusted earnings (loss) per share. We exclude share-based compensation expense because this expense could result in significant volatility in our reported earnings, driven primarily by fluctuations in the expense recognized for certain long-term incentive compensation awards with payouts that are indexed to the Company's common stock. By adjusting for share-based compensation, our non-GAAP measures present a supplemental depiction of our operational performance and financial health. This approach allows stakeholders to focus on our core operational efficiency and profitability without the variable impact to earnings caused by significant changes in our stock price. Our non-GAAP measures are intended to offer a consistent basis for evaluating the Company's performance, which management believes is meaningful to stakeholders.

The non-GAAP financial measures included in this Annual Report on Form 10-K as calculated by the Company are not necessarily comparable to similarly titled measures reported by other companies. Additionally, these non-GAAP financial measures are not meant to be considered as indicators of performance in isolation from or as a substitute for the most directly comparable measures prepared in accordance with GAAP and should be read only in conjunction with financial information presented on a GAAP basis.

Reconciliations of these non-GAAP financial measures are found in the table below:

Reconciliation of Non-GAAP Financial Measures

(in millions, except per common share amounts)		Year Ended December 31,		
		2025	2024	2023
Net income (loss) attributable to Tutor Perini Corporation, as reported	$	80.4 $	(163.7) $	(171.2)
Plus: Share-based compensation expense[a]		150.0	40.4	12.3
Less: Tax benefit provided on share-based compensation expense		(1.3)	(0.7)	(0.8)
Adjusted net income (loss) attributable to Tutor Perini Corporation	$	229.1 $	(124.0) $	(159.7)
Diluted earnings (loss) per common share, as reported	$	1.51 $	(3.13) $	(3.30)
Plus: Share-based compensation expense impact per diluted share		2.81	0.77	0.24
Less: Tax benefit provided on share-based compensation expense per diluted share		(0.03)	(0.01)	(0.02)
Adjusted diluted earnings (loss) per common share	$	4.29 $	(2.37) $	(3.08)

(a)   The amount represents share-based compensation expense recorded during the years ended December 31, 2025, 2024 and 2023. This includes expense associated with certain long-term incentive compensation awards that have payouts indexed to the Company's common stock. As such, significant fluctuations in the price of the Company's common stock during any reporting period have caused and could continue to cause significant fluctuations in the reported expense. The increase in the expense for the year ended December 31, 2025 as compared to the prior-year periods was driven by the substantial increase in the price of the Company's stock during the 2025 period.

Results of Segment Operations

The results of our Civil, Building and Specialty Contractors segments are discussed below:

Civil Segment

Revenue and income from construction operations for the Civil segment are summarized as follows:

(in millions)		Year Ended December 31,	
		2025	2024
Revenue	$	2,846.8 $	2,118.9
Income from construction operations		390.9	138.3

Revenue for 2025 increased 34% compared to 2024, and set a new record for the segment. The substantial growth was primarily due to increased project execution activities on certain newer, larger and higher-margin projects, all of which have substantial scope of work remaining.

Income from construction operations for 2025 increased $252.6 million compared to 2024, and also set a new record for the segment. The significant improvement was primarily due to contributions related to the increased project execution activities discussed above and the absence of certain prior-year net unfavorable adjustments. These prior-year net unfavorable adjustments included $101.6 million pertaining to an unexpected adverse arbitration decision on a legacy dispute related to a completed bridge project in California, which the Company is appealing; a temporary non-cash impact of $31.8 million for a project on the West Coast, which primarily resulted from significant changes that have been negotiated and carry lower margin (and lower risk) that reduced the project's percentage of completion and overall margin percentage; $17.4 million due to an unfavorable legal ruling on a completed highway project in Virginia; and $15.1 million due to changes in estimates on an otherwise profitable mass-transit project in California that is nearly complete, partially offset by a prior-year favorable adjustment of $18.4 million due to a settlement of a claim associated with a completed highway tunneling project in the western United States. The 2025 period was also impacted by certain largely offsetting adjustments, including favorable adjustments of $57.6 million that resulted from the settlement of certain change orders and changes in estimates due to improved performance and a favorable project closeout on a domestic mass-transit project, mostly offset by an unfavorable adjustment of $54.7 million due to the settlement of a legacy dispute related to a tunneling project in Canada.

Operating margin was 13.7% for 2025 compared to 6.5% in 2024. The increase in operating margin for 2025 was primarily due to the above-mentioned factors that drove the increases in revenue and income from construction operations.

New awards and contract adjustments in the Civil segment totaled $4.2 billion in 2025 compared to $6.7 billion in 2024. Significant new awards and contract adjustments in 2025 included the $1.87 billion Midtown Bus Terminal Replacement - Phase 1 project in New York; the $1.18 billion Manhattan Tunnel project in New York; $241 million of additional funding for the Apra Harbor Waterfront Repairs project in Guam; and a $182 million military defense project in Guam.

New awards and contract adjustments in 2024 included the $1.66 billion City Center Guideway and Stations project in Hawaii; the $1.13 billion Newark AirTrain Replacement project in New Jersey; the $1.1 billion Kensico-Eastview Connection Tunnel project in New York; the Civil segment's share of both the $3.76 billion Manhattan Jail project and the $2.95 billion Brooklyn Jail project, both in New York; $479 million of additional funding for certain mass-transit projects in California; $331 million for the Apra Harbor Waterfront Repairs project in Guam; and the Company's proportionate share of the $1.3 billion Connecticut River Bridge Replacement project in Connecticut.

Backlog for the Civil segment was $10.2 billion as of December 31, 2025, up 15% compared to $8.8 billion as of December 31, 2024. The segment continues to experience strong demand reflected in a large, multi-year pipeline of prospective projects, and supported by substantial anticipated funding from various voter-approved state and local transportation measures, the Bipartisan Infrastructure Law, and by public agencies' long-term spending plans. We believe that the Civil segment is well-positioned to continue capturing its share of these prospective projects, with the majority of near-term opportunities on the West Coast, in the Midwest, the Northeast, and the Indo-Pacific region.

Building Segment

Revenue and income (loss) from construction operations for the Building segment are summarized as follows:

			Year Ended December 31,	
(in millions)			2025	2024
Revenue	$		1,852.2	$ 1,617.6
Income (loss) from construction operations			58.2	(24.1)

Revenue for 2025 increased 15% compared to 2024, primarily due to increased project execution activities on two large detention facility projects in New York and a large healthcare facility project in California, all of which have substantial scope of work remaining.

Income from construction operations for 2025 was $58.2 million compared to a loss of $24.1 million for 2024. The significant improvement was principally due to contributions related to the increased project execution activities discussed above and the absence of certain prior-year unfavorable adjustments, including $25.9 million on a completed government building project in Florida primarily due to increased costs associated with external subcontractors and resolution of certain delay change orders and $20.0 million associated with the settlement of a legacy dispute related to a completed government facility project in Florida.

Operating margin was 3.1% in 2025 compared to (1.5)% in 2024. The increase in operating margin was driven by the above-mentioned factors that drove the increases in revenue and income (loss) from construction operations.

New awards and contract adjustments in the Building segment totaled $2.2 billion in 2025 compared to $4.5 billion in 2024. Significant new awards and contract adjustments in 2025 included a healthcare facility project in California valued at approximately $1 billion; a $538 million healthcare project in California; and a $155 million education facility project in California. Certain Building segment end markets, such as healthcare, education, industrial/manufacturing, and hospitality and gaming, continue to demonstrate strong demand for new and renovated facilities.

New awards and contract adjustments in 2024 included the Building segment's portion of the $3.76 billion Manhattan Jail project in New York (which includes a substantial amount of electrical and mechanical scope of work that will be performed by the Specialty Contractors segment); a $1.4 billion healthcare campus project in California; $449 million for two healthcare facility projects in California; and a $229 million airport terminal connectors project at Fort Lauderdale-Hollywood International Airport in Florida.

Backlog for the Building segment was $7.3 billion as of December 31, 2025, up 4% compared to $7.0 billion as of December 31, 2024. The Building segment continues to experience strong customer demand as reflected by a large volume of prospective projects across various end markets and geographic locations. In addition, there are certain healthcare, education, and hospitality and gaming projects underway in California that are in the preconstruction phase, with only a small portion of their full anticipated value included in our reported backlog. These projects are expected to transition from preconstruction to construction over the next few years, and they include a large, multi-billion-dollar healthcare project in California that is anticipated to be incrementally added to backlog over the next two to three years.

Specialty Contractors Segment

Revenue and loss from construction operations for the Specialty Contractors segment are summarized as follows:

(in millions)	Year Ended December 31,	
	2025	2024
Revenue	$ 844.0	$ 590.4
Loss from construction operations	(7.5)	(103.3)

Revenue for 2025 increased 43% compared to 2024, primarily due to increased project execution activities on the electrical and mechanical components of various newer projects across diverse end markets, all with substantial scope of work remaining and driven by overall strong market demand.

Loss from construction operations for 2025 was $7.5 million compared to $103.3 million for 2024. The significant improvement was primarily due to contributions related to the increased project execution activities discussed above. Many of these projects are in the early stages and are expected to ramp up substantially over the next several years. The improvement was also driven by a reduction in net unfavorable adjustments in 2025, primarily due to the absence of certain prior-year unfavorable adjustments on several completed projects due to the impact of judgments and settlements that totaled $57.2 million in 2024, including $17.7 million due to an unfavorable judgment on a completed mass-transit project in California and certain other adjustments that were individually immaterial.

Operating margin was (0.9)% in 2025 compared to (17.5)% in 2024. The change in operating margin was mainly attributable to the aforementioned factors that drove the changes revenue and loss from construction operations in 2025.

New awards and contract adjustments in the Specialty Contractors segment totaled $1.1 billion in 2025 compared to $1.7 billion in 2024. The most significant new awards and contract adjustments in 2025 included five mechanical projects in Florida collectively valued at $155 million, $136 million for the electrical component of a mass-transit project in the Northeast, $131 million of additional funding for an electrical project in Texas and another electrical project in Texas valued at more than $100 million.

New awards and contract adjustments in 2024 included the Specialty Contractors segment's electrical and mechanical scope of work booked as part of the Manhattan Jail project discussed above, two electrical projects in New York collectively valued at $195 million and a $64 million electrical project in Connecticut.

Backlog for the Specialty Contractors segment was $3.1 billion as of December 31, 2025, up 9% compared to $2.8 billion as of December 31, 2024. The Specialty Contractors segment continues to be primarily focused on servicing the Company's current and prospective large Civil and Building segment projects, particularly in the Northeast and California. We believe that the segment remains well-positioned to continue capturing its share of other new projects, leveraging the strong reputation held by the business units in this segment for high-quality work on large, complex projects.

Corporate, Tax and Other Matters

Corporate General and Administrative Expenses

Corporate general and administrative expenses were $210.8 million in 2025 compared to $110.2 million in 2024. The increase in corporate general and administrative expenses in 2025 compared to 2024 was primarily due to a substantial increase in share-based compensation expense that resulted from a higher stock price, which impacted the fair value of liability-classified awards. The Company currently projects a decrease in share-based compensation expense in 2026 and a much more significant decrease in 2027 as certain such awards have vested and most of the remaining liability-classified awards will vest by the end of 2026. After the Company's shareholders approved additional shares under the Plan in May 2025, the Company stopped issuing liability-classified, long-term incentive compensation awards, which will help to reduce future earnings volatility.

Other Income, Net, Interest Expense and Income Tax (Expense) Benefit

(in millions)	Year Ended December 31,	
	2025	2024
Other income, net	$ 27.5	$ 19.9
Interest expense	(55.0)	(89.1)
Income tax (expense) benefit	(61.4)	50.7

Other income, net for the year ended December 31, 2025 increased $7.6 million compared to the same period in 2024.

Interest expense decreased $34.1 million in 2025 compared to 2024 primarily due to lower outstanding debt driven by the early payoff of the Term Loan B in the first quarter of 2025, as discussed further in *Liquidity and Capital Resources*.

The effective income tax rate was 30.0% for 2025 compared to 29.3% for 2024. The items that caused a higher effective tax rate in 2025 as compared to 2024 were primarily higher non-deductible expenses, partially offset by higher earnings attributable to noncontrolling interests (for which income taxes are not the responsibility of the Company), federal income tax credits and state income taxes. For a further discussion of income taxes, refer to Note 5 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

Liquidity is provided by available cash and cash equivalents, cash generated from operations, credit facilities and access to capital markets. We have a committed line of credit totaling $170.0 million, which may be used for revolving loans, letters of credit and/or general purposes. We believe that cash generated from operations, along with our unused credit capacity and available cash balances as of December 31, 2025, will be sufficient to fund working capital needs, dividends, share repurchases, and debt maturities for the next 12 months and beyond, as discussed further in *Debt* below. During the first quarter of 2025, we voluntarily repaid the remaining $121.9 million outstanding balance of the Term Loan B. We generated a record amount of operating cash in 2025, as discussed below in *Cash and Working Capital*. We expect strong annual operating cash flow to continue in future years, both from project execution activities and the resolution of outstanding claims and change orders. In addition, we expect to continue to benefit from the utilization of available net operating loss carryforwards to reduce our cash outflows for income taxes.

Cash and Working Capital

Cash and cash equivalents were $734.6 million as of December 31, 2025 compared to $455.1 million as of December 31, 2024. Cash immediately available for general corporate purposes was $270.7 million and $265.6 million as of December 31, 2025 and 2024, respectively, with the remainder being amounts held by our consolidated joint ventures and also our proportionate share of cash held by our unconsolidated joint ventures. Cash held by our joint ventures is available only for joint venture-related uses, including distributions to joint venture partners. In addition, our restricted cash and restricted investments totaled $264.6 million as of December 31, 2025 compared to $149.1 million as of December 31, 2024. Restricted cash and restricted investments at December 31, 2025 were primarily held to secure insurance-related contingent obligations and deposits.

During the year ended December 31, 2025, net cash provided by operating activities was $748.1 million, compared to $503.5 million in 2024, representing an increase of $244.6 million, or 49%. The operating cash flow for 2025 was the largest result for any year since the merger between Tutor-Saliba Corporation and Perini Corporation in 2008, and represented the fourth consecutive year of record operating cash flow. The record operating cash flow in 2025 was primarily driven by strong collections on newer and ongoing projects, reflecting a significant increase in project execution and improved working capital management, with additional contributions from a reduction in costs and estimated earnings in excess of billings due to the resolution of certain legacy matters. The operating cash flow in 2024 was primarily driven by collections associated with dispute resolutions.

As noted above, cash flow from operating activities increased $244.6 million when comparing 2025 with 2024. The increase in cash flow from operating activities primarily reflects higher cash generated by earning sources, partially offset by a smaller decrease in net project working capital in 2025 compared to 2024. The smaller decrease in net project working capital in 2025 compared to 2024 was primarily due to current-year increases in accounts receivable, other current assets and retention receivable compared to decreases last year, mostly offset by a larger current-year increase in billings in excess of costs and estimated earnings compared to last year. While both periods were positively impacted by collections associated with previously disputed matters, such collections were significant in 2024 whereas they were comparatively lower in 2025.

Net cash used in investing activities during 2025 was $257.3 million, which was primarily due to the acquisition of property and equipment (i.e., capital expenditures) totaling $180.9 million, mostly related to owner-funded equipment on newer projects, and net cash used in investment transactions of $85.3 million, partially offset by proceeds from the sale of property and equipment of $8.9 million. Net cash used in investing activities during 2024 was $40.7 million, which was primarily due to the acquisition of property and equipment totaling $37.4 million and net cash used in investment transactions of $8.0 million, partially offset by proceeds from the sale of property and equipment of $4.8 million.

Net cash used in financing activities during 2025 was $184.8 million, which was primarily driven by a $130.8 million net repayment of debt (including the $121.9 million repayment of the remaining balance on the Term Loan B discussed below in Debt) and $51.7 million of cash distributions to noncontrolling interests. Net cash used in financing activities during 2024 was $393.3 million, which was primarily driven by a $354.6 million net repayment of debt, $25.1 million of payments for debt issuance costs related to debt transactions during the year and $23.3 million of cash distributions to noncontrolling interests, partially offset by $15.2 million of cash contributions from noncontrolling interests.

As of December 31, 2025, we had working capital of $0.9 billion, a ratio of current assets to current liabilities of 1.27 and a ratio of debt to equity of 0.32 compared to working capital of $1.0 billion, a ratio of current assets to current liabilities of 1.41 and a ratio of debt to equity of 0.46 at December 31, 2024.

Debt

Summarized below are the key terms of our debt as of December 31, 2025. For additional information, refer to Note 7 of the Notes to Consolidated Financial Statements, as applicable.

2024 Senior Notes Issuance and 2017 Senior Notes Redemption

On April 22, 2024, the Company issued $400.0 million in aggregate principal amount of 11.875% Senior Notes due April 30, 2029 (the "2024 Senior Notes") in a private placement offering. Interest on the 2024 Senior Notes is payable in arrears semi-annually in April and October of each year, beginning in October 2024. Proceeds from the 2024 Senior Notes were used to redeem the 2017 Senior Notes (as discussed below).

Prior to April 30, 2026, the Company may redeem the 2024 Senior Notes at a redemption price equal to 100% of the principal amount plus a "make-whole" premium described in the indenture. In addition, prior to April 30, 2026, the Company may redeem up to 40% of the original aggregate principal amount of the 2024 Senior Notes at a redemption price of 111.875% of their principal amount with the "net cash proceeds" received by the Company from one or more equity offerings, as described in the indenture. On or after April 30, 2026, the Company may redeem the 2024 Senior Notes at specified redemption prices described in the indenture. If the Company experiences certain change of control events, holders of the 2024 Senior Notes may require the Company to repurchase all or part of the 2024 Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the redemption date.

The 2024 Senior Notes are senior unsecured obligations of the Company and are guaranteed by the Company's existing and future subsidiaries that also guarantee obligations under the Company's 2020 Credit Agreement. In addition, the indenture for the 2024 Senior Notes provides for customary covenants and includes customary events of default.

The proceeds of the 2024 Senior Notes, together with cash on hand, were used to redeem in full, all of the outstanding obligations in respect of the 2017 Senior Notes. The redemption of the 2017 Senior Notes occurred on May 2, 2024 (the "2017 Senior Notes Redemption").

2020 Credit Agreement

On August 18, 2020, the Company entered into a credit agreement (as amended, the "2020 Credit Agreement") with BMO Bank N.A. (f/k/a BMO Harris Bank N.A.), as Administrative Agent, Swing Line Lender and L/C Issuer and other lenders. The 2020 Credit Agreement originally provided for a $425.0 million term loan B facility (the "Term Loan B") and a $175.0 million revolving credit facility (the "Revolver"), which was subsequently reduced to $170.0 million following the effectiveness of the 2024 Amendment (as defined and discussed below), with sub-limits for the issuance of letters of credit and swing line loans up to the aggregate amounts of $75.0 million and $10.0 million, respectively. Prior to the 2017 Senior Notes Redemption, if any of the 2017 Senior Notes had remained outstanding beyond certain dates, the maturities of the Term Loan B and the Revolver would have been subject to acceleration ("spring-forward maturity"). However, following the 2017 Senior Notes Redemption and the consummation of the 2024 Amendment, the spring-forward maturity of the Term Loan B is no longer in effect and the spring-forward maturity of the Revolver has been extended (as described below).

On April 15, 2024, the Company entered into an amendment in respect of the 2020 Credit Agreement (the "2024 Amendment") which, among other changes, (1) extends the existing Revolver maturity date from August 18, 2025 to (a) if any tranche of the Term Loan B, any incremental term loan or any refinancing term loan (or any refinancing or replacement thereof) remains outstanding, the earlier of (i) May 20, 2027 and (ii) the date that is ninety (90) days prior to the final maturity of any tranche of the Term Loan B, any incremental term loan or any refinancing term loan (or any refinancing or replacement thereof), as applicable, and (b) if no obligations are outstanding with respect to any tranche of the Term Loan B, any incremental term loan or any refinancing term loan, August 18, 2027 and (2) permanently reduces the aggregate commitments in respect of the Revolver by $5.0 million from $175.0 million to $170.0 million. The 2024 Amendment became effective on May 2, 2024 upon the completion of the 2017 Senior Notes Redemption.

Subject to certain exceptions, at any time prior to maturity, the 2020 Credit Agreement provides the Company with the right to increase the commitments under the Revolver and/or to establish one or more term loan facilities in an aggregate amount up to (i) the greater of $173.5 million and 50% LTM EBITDA (as defined in the 2020 Credit Agreement) plus (ii) additional amounts if (A) in the case of pari passu first lien secured indebtedness, the First Lien Net Leverage Ratio (as defined in the 2020 Credit Agreement) does not exceed 1.35:1.00, (B) in the case of junior lien secured indebtedness, the Total Net Leverage Ratio, as defined in the 2020 Credit Agreement, does not exceed 3.50:1.00, and (C) in the case of unsecured indebtedness, (x) the Total Net Leverage Ratio does not exceed 3.50:1.00 or (y) the Fixed Charge Coverage Ratio (as defined in the 2020 Credit Agreement) is no less than 2.00:1.00. The balances of indebtedness used in the calculations of the First Lien Net Leverage Ratio and the Total Net Leverage Ratio include offsets for cash and cash equivalents available for general corporate purposes.

As of December 31, 2025, the Revolver had unused available borrowing capacity of $170.0 million, and the outstanding balance of the 2024 Senior Notes was $400.0 million. During the first quarter of 2025, the Company voluntarily repaid the remaining $121.9 million outstanding balance of the Term Loan B.

Borrowings under the 2020 Credit Agreement bear interest at variable rates, which have increased since the latter part of 2022 due to changes in market conditions that resulted in increases in the Secured Overnight Financing Rate ("SOFR") (and the London Interbank Offered Rate ("LIBOR") prior to the transition to SOFR), in the case of the Term Loan B, and the administrative agent's prime lending rate, in the case of the Revolver. Effective May 2, 2023, the 2020 Credit Agreement was amended to transition the Company's original LIBOR option in respect of the Term Loan B to Adjusted Term SOFR. The average borrowing rates on the Term Loan B and the Revolver for the year ended December 31, 2025 were approximately 9.2% and 10.8%, respectively. At December 31, 2025, the borrowing rate on the Revolver was 10.0%. For more information regarding the terms of our 2020 Credit Agreement, refer to Note 7 of the Notes to Consolidated Financial Statements.

The table below presents our actual and required First Lien Net Leverage Ratio under the 2020 Credit Agreement for the period, which is calculated on a rolling four-quarter basis:

	Trailing Four Fiscal Quarters Ended December 31, 2025	
	Actual[a]	Required
First Lien Net Leverage Ratio	(0.66) to 1.00	< or = 2.25 : 1.00

(a) The ratio was negative because the Company's cash and cash equivalents available for general corporate purposes exceeded secured Indebtedness, resulting in negative First Lien Net Indebtedness, both as defined in the 2020 Credit Agreement.

As of December 31, 2025, we were in compliance and expect to continue to be in compliance with the covenants under the 2020 Credit Agreement.

Equipment Financing and Mortgages

The Company has certain loans entered into for the purchase of specific property, plant and equipment and secured by the assets purchased. The aggregate balance of equipment financing loans was approximately $13.1 million and $19.3 million at December 31, 2025 and 2024, respectively, with interest rates ranging from 2.54% to 7.32% with equal monthly installment payments over periods up to 5 years. The aggregate balance of mortgage loans was approximately $5.1 million and $5.8 million at December 31, 2025 and 2024, respectively, with interest rates of SOFR plus 2.00% and monthly installment payments over periods up to 10 years.

Dividends

In November 2025, our Board of Directors declared a cash dividend of $0.06 per share payable on December 23, 2025 to all shareholders of record as of December 9, 2025. Total dividends declared in 2025 amounted to $3.4 million, including $0.3 million of accrued dividends relating to unvested share-based awards that are payable at the time of vesting.

Share Repurchase Program

In November 2025, the Company's Board of Directors authorized a $200 million share repurchase program. Under this program, the Company plans to purchase outstanding common shares from time to time in open market transactions or through privately negotiated transactions at the Company's discretion, subject to market conditions and other factors and at such times and in amounts that the Company deems appropriate. There were no share repurchases under this program in 2025.

Contractual Obligations

Our contractual obligations and commitments as of December 31, 2025 include:

- Debt obligations of $425.4 million (of which $14.6 million are due in 2026) and interest payments of $168.4 million (of which $48.4 million are due in 2026) based on rates in effect as of December 31, 2025. See Note 7 of the Notes to Consolidated Financial Statements for further detail of our debt and the timing of expected future principal and interest payments.

- Operating lease obligations of $84.9 million (of which $16.5 million are due in 2026). See Note 9 of the Notes to Consolidated Financial Statements for further detail of our lease obligations and the timing of expected future payments.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with GAAP. Our significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements. The preparation of the Consolidated Financial Statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Estimates are based on information available through the date of the issuance of the financial statements; accordingly, actual results in future periods could differ from these estimates. Significant judgments and estimates used in the preparation of the Consolidated Financial Statements apply to the following critical accounting policies:

Method of Accounting for Contracts — Contract revenue is recognized over time using the cost-to-cost method which measures progress towards completion based on the ratio of contract costs incurred to date compared to total estimated costs for each performance obligation. The estimates used in accounting for contracts with customers require judgment and assumptions regarding both future events and the evaluation of contingencies such as the impact of change orders, liability claims, other contract disputes, the achievement of contractual performance standards and potential variances in project schedule and costs. Changes to the total estimated contract cost, either due to unexpected events or revisions to management's initial estimates, for a given project are recognized in the period in which they are determined.

In certain instances, we provide guaranteed completion dates and/or achievement of other performance criteria. Failure to meet schedule or performance guarantees could result in unrealized incentive fees and/or liquidated damages. In addition, depending on the type of contract, unexpected increases in contract cost may be unrecoverable, resulting in total cost exceeding revenue realized from the projects. The Company generally provides limited warranties for work performed, with warranty periods typically extending for a limited duration following substantial completion of the Company's work on a project. Historically, warranty claims have not resulted in material costs incurred.

Claims arising from construction contracts have been made against the Company by customers, and the Company has made claims against customers for costs incurred in excess of current contract provisions. The Company recognizes revenue for claims as variable consideration in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606"). Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration are made during the contract performance period. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. Estimated amounts are only included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Back charges to suppliers or subcontractors are recognized as a reduction of cost when it is determined that recovery of such cost is probable and the amounts can be reliably estimated. Disputed back charges are recognized when the same requirements described above for variable consideration have been satisfied.

See *Executive Overview* and *Results of Segment Operations* sections for further discussion and quantification of material charges related to changes in estimates resulting from legal judgments or decisions, settlements and other project charges.

Construction Joint Ventures — Certain contracts are executed through joint ventures. The arrangements are often formed for the execution of single contracts or projects and allow the Company to share risks and secure specialty skills required for project execution.

In accordance with ASC 810, *Consolidation* ("ASC 810") the Company assesses its joint ventures at inception to determine if any meet the qualifications of a variable interest entity ("VIE"). The Company considers a joint venture a VIE if either (a) the total equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) characteristics of a controlling financial interest are missing (either the ability to make decisions through voting or other rights, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity), or (c) the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity and/or their rights to receive the expected residual returns of the entity and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. Upon the occurrence of certain events outlined in ASC 810, the Company reassesses its initial determination of whether the joint venture is a VIE.

The Company also evaluates whether it is the primary beneficiary of each VIE and consolidates the VIE if the Company has both (a) the power to direct the economically significant activities of the entity and (b) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The Company considers the contractual agreements that define the ownership structure, distribution of profits and losses, risks, responsibilities, indebtedness, voting rights and board representation of the respective parties in determining whether it qualifies as the primary beneficiary. The Company also considers all parties that have direct or implicit variable interests when determining whether it is the primary beneficiary. When the Company is determined to be the primary beneficiary, the VIE is consolidated. In accordance with ASC 810, management's assessment of whether the Company is the primary beneficiary of a VIE is performed continuously.

For construction joint ventures that do not need to be fully consolidated but qualify for the equity method of accounting, the Company accounts for its interest in the joint ventures using the proportionate consolidation method, whereby the Company's proportionate share of the joint ventures' assets, liabilities, revenue and cost of operations are included in the appropriate classifications in the Company's consolidated financial statements. Intercompany balances and transactions are eliminated. See Note 1(b) and Note 13 of the Notes to Consolidated Financial Statements for additional discussion regarding VIEs.

Recoverability of Goodwill — Goodwill represents the excess of amounts paid over the fair value of net assets acquired from an acquisition. In order to determine the amount of goodwill resulting from an acquisition, we perform an assessment to determine the value of the acquired company's tangible and identifiable intangible assets and liabilities. In our assessment, we determine whether identifiable intangible assets exist, which typically include backlog, customer relationships and trade names.

We test goodwill for impairment annually as of October 1 of each year. This test requires us to estimate the fair value of each reporting unit carrying goodwill using income and market approaches, and to compare the calculated fair value of each reporting unit to its carrying value, which is equal to the reporting unit's net assets. If the calculated fair value of a reporting unit is less than its carrying value, we recognize an impairment charge equal to the difference.

The impairment evaluation process requires assumptions that are subject to a high degree of judgment such as revenue growth rates, profitability levels, discount rates, industry market multiples and weighted-average cost of capital. Changes in these assumptions would impact the results of our impairment tests.

During interim periods, including those subsequent to the Company's October 1 annual test date, we evaluate events and circumstances, including, but not limited to, an examination of macroeconomic conditions, cost factors, overall financial performance by each reporting unit, other relevant entity-specific events, and trends in the stock prices of our Company and peers to determine if such factors indicate that it is likely that the goodwill for one or more of our reporting units is impaired, thus warranting the performance of a quantitative impairment test sooner than the fourth quarter of the year.

During the fourth quarter of 2025, we conducted our annual goodwill impairment test and determined that goodwill was not impaired since the estimated fair value of the Civil reporting unit exceeded its net book value by a significant amount. However, there is a risk of goodwill impairment if future events are less favorable than what we assumed or estimated in our impairment analysis.

The Company has considered relevant events and circumstances since the annual goodwill impairment test, including, but not limited to, an examination of macroeconomic conditions, industry and market conditions, cost factors, overall financial performance by each reporting unit, other relevant entity-specific events, and trends in the stock prices of the Company and its peers. In considering the totality of qualitative factors known as of the reporting date, we determined that no triggering events occurred or circumstances changed since our October 1, 2025 annual test that would more likely than not reduce the fair value of the Civil reporting unit below its carrying amount. We will continue to monitor events occurring or circumstances changing which may suggest that goodwill should be reevaluated. These events and circumstances include, but are not limited to, changes in the overall financial performance of the Civil reporting unit and other quantitative and qualitative factors specific to the Civil reporting unit which indicate potential triggering events that would more likely than not reduce the fair value of the Civil reporting unit below its carrying amount.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not enter into derivative financial instruments for trading, speculation or other purposes that would expose the Company to market risk. In the normal course of business, our results of operations are exposed to certain market risks, primarily associated with fluctuations in interest rates. Borrowings under our 2020 Credit Agreement and certain other debt obligations have variable interest rates subject to interest rate risk. See Note 7 of the Notes to Consolidated Financial Statements for further discussion of our 2020 Credit Agreement. As of December 31, 2025, we did not have any significant outstanding borrowings with variable interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements are set forth in Item 15 in this Annual Report on Form 10-K and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures — An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined by Rule 13a-15(e) under the Exchange Act, as of December 31, 2025 was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective, in that they are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information we are required to disclose in such reports is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting — Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining an adequate system of internal control over financial reporting as such term is defined in Exchange Act Rules 13a-15(f). In designing and evaluating our system of internal control over financial reporting, we recognize that inherent limitations exist in any control system no matter how well designed and operated, and we can only provide reasonable, not absolute, assurance of achieving the desired control objectives. In making this assessment, management utilized the criteria issued in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2025, our internal control over financial reporting was effective based on those criteria.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2025.

Changes in Internal Control over Financial Reporting — There were no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Tutor Perini Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Tutor Perini Corporation and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 26, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Los Angeles, California
February 26, 2026

ITEM 9B. OTHER INFORMATION

Trading Plans

During the quarter ended December 31, 2025, no director or Section 16 officer adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408 of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 is hereby incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of 2025 under the sections entitled *Board of Director Nominees, Delinquent Section 16(a) Report, Corporate Governance and Executive Officers*.

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive, principal financial and principal accounting officers. Our Code of Business Conduct and Ethics is posted on our website located at http://investors.tutorperini.com/corporate-governance/overview/default.aspx. We intend to disclose future amendments to certain provisions of the Code of Business Conduct and Ethics, and waivers of the Code of Business Conduct and Ethics granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver.

We have adopted insider trading policies and procedures, which govern the purchase, sale, and/or other dispositions of our securities by directors, officers and other covered persons and are designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is hereby incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of 2025 under the sections entitled *Executive Officers, Compensation Discussion and Analysis, Compensation Committee Report, Executive Compensation, CEO Pay Ratio Disclosure, Pay Versus Performance and Director Compensation*.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is hereby incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of 2025 under the sections entitled *Equity Compensation Plan Information for 2025 and Ownership of Common Stock by Directors, Executive Officers and Principal Shareholders*.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is hereby incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of 2025 under the sections entitled *Board of Director Nominees, Corporate Governance and Certain Relationships and Related Party Transactions*.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is hereby incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of 2025 under the section entitled *Fees Paid to Audit Firm*.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Tutor Perini Corporation and Subsidiaries

(a) List of Documents Filed as a Part of This Report.

1.   *Financial Statements:*
      Our Consolidated Balance Sheets as of December 31, 2025 and 2024 and our Consolidated Statements of Operations, Comprehensive Income (Loss), Cash Flows, and Changes in Equity for each of the three years in the period ended December 31, 2025 and the Notes thereto, together with the Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34) on those Consolidated Financial Statements are hereby filed as part of this Annual Report on Form 10-K, beginning on page F-1.

2.   *Financial Statement Schedules:*
      All consolidated financial statement schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements and in the Notes thereto.

3.   *Exhibits:*
      See exhibits listed under Part (b) below.

(b) Exhibits.

EXHIBIT INDEX

The following designated exhibits are, as indicated below, either filed herewith or have heretofore been filed with the SEC under the Securities Act or the Exchange Act and are referred to and incorporated herein by reference to such filings.

Exhibit 3.	Articles of Incorporation and By-laws
3.1	Restated Articles of Organization of Tutor Perini Corporation, as filed with the Secretary of the Commonwealth of Massachusetts on May 22, 2024 (incorporated by reference to Exhibit 3.1 to Form 8-K filed on May 24, 2024).
3.2	Fifth Amended and Restated By-Laws of Tutor Perini Corporation, dated as of May 22, 2024 (incorporated by reference to Exhibit 3.2 to Form 8-K filed on May 24, 2024).
Exhibit 4.	Instruments Defining the Rights of Security Holders, Including Indentures
4.1	Shareholders Agreement, dated April 2, 2008, by and among Tutor Perini Corporation, Ronald N. Tutor and the shareholders of Tutor-Saliba Corporation signatory thereto (incorporated by reference to Exhibit 4.1 to Form 8-K filed on April 7, 2008).
4.2	Amendment No. 1 to the Shareholders Agreement, dated September 17, 2010, by and between Tutor Perini Corporation and Ronald N. Tutor, as shareholder representative (incorporated by reference to Exhibit 4.1 to Form 8-K filed on September 20, 2010).
4.3	Amendment No. 2 to the Shareholders Agreement, dated June 2, 2011, by and between Tutor Perini Corporation and Ronald N. Tutor, as shareholder representative (incorporated by reference to Exhibit 4.1 to Form 8-K filed on June 6, 2011).
4.4	Amendment No. 3 to the Shareholders Agreement, dated September 13, 2011, by and between Tutor Perini Corporation and Ronald N. Tutor, as shareholder representative (incorporated by reference to Exhibit 4.1 to Form 8-K filed on September 16, 2011).
4.5	Indenture, dated April 22, 2024, among Tutor Perini Corporation, the guarantors named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed on April 23, 2024).
4.6	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.8 to Form 10-K filed on February 27, 2025).
Exhibit 10.	Material Contracts
10.1	Credit Agreement, dated as of August 18, 2020, among Tutor Perini Corporation, BMO Harris Bank N.A., as Administrative Agent, Swing Line Lender and L/C Issuer and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to Form 8-K filed on August 19, 2020).
10.2	First Amendment to Credit Agreement, dated as of October 31, 2022 (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on November 2, 2022).
10.3	Second Amendment to Credit Agreement, dated as of March 10, 2023 (incorporated by reference to Exhibit 10.33 to Form 10-K filed on March 15, 2023).

10.4	Third Amendment to Credit Agreement, dated as of May 2, 2023 (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on May 4, 2023).
10.5	Fourth Amendment to Credit Agreement, dated as of December 20, 2023 (incorporated by reference to Exhibit 10.5 to Form 10-K filed on February 28, 2024).
10.6	Fifth Amendment to Credit Agreement, dated as of April 15, 2024 (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on April 25, 2024).
10.7	Commercial Lease Agreement, dated April 18, 2014, by and between Tutor Perini Corporation and Ronald N. Tutor (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on May 7, 2014).
10.8	Assignment and Assumption Agreement, dated January 15, 2015, by and between Ronald N. Tutor and the Ronald N. Tutor Separate Property Trust (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on November 4, 2020).
10.9	Assignment and Assumption Agreement, dated March 3, 2015, by and between the Ronald N. Tutor Separate Property Trust and Kristra Investments, Ltd. (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on November 4, 2020).
10.10	First Amendment to Commercial Lease Agreement, dated October 7, 2020, by and between Tutor Perini Corporation and Aliaron Investments, Ltd. (incorporated by reference to Exhibit 10.3 to Form 10-Q filed on November 4, 2020).
10.11	Second Amendment to Commercial Lease Agreement, dated December 28, 2020, by and between Tutor Perini Corporation and Aliaron Investments, Ltd. (incorporated by reference to Exhibit 10.14 to Form 10-K filed on February 24, 2021).
10.12	Second Amendment to Fontana Property Lease Agreement, dated December 28, 2020, by and between Tutor Perini Corporation and Aliaron Investments, Ltd. (incorporated by reference to Exhibit 10.15 to Form 10-K filed on February 24, 2021).
10.13	Third Amendment to Commercial Lease Agreement, dated February 19, 2021, by and between Tutor Perini Corporation and Aliaron Investments, Ltd. (incorporated by reference to Exhibit 10.16 to Form 10-K filed on February 24, 2021).
10.14*	Tutor Perini Corporation Omnibus Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on August 6, 2025).
10.15*	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on May 4, 2022).
10.16*	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.4 to Form 10-Q filed on May 4, 2022).
10.17*	Form of Cash-Settled Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 to Form 10-Q filed on May 4, 2022).
10.18*	Form of Cash-Settled Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on April 25, 2024).
10.19*	Amendment to Restricted Stock Unit Award Agreement, dated June 13, 2024, by and between Tutor Perini Corporation and Ronald N. Tutor (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on August 1, 2024).
10.20*	Amended and Restated Employment Agreement, effective as of June 1, 2021, by and between Tutor Perini Corporation and Ronald N. Tutor (incorporated by reference to Exhibit 10.1 to Form 8-K filed on August 30, 2021).
10.21*	Amended and Restated Employment Agreement, effective as of November 15, 2023, by and between Tutor Perini Corporation and Gary G. Smalley (incorporated by reference to Exhibit 10.28 to Form 10-K filed on February 28, 2024).
10.22*	Letter Agreement, effective as of November 15, 2023, by and between Tutor Perini Corporation and Ryan J. Soroka (incorporated by reference to Exhibit 10.31 to Form 10-K filed on February 28, 2024).
10.23*	Amended and Restated Long-Term Incentive Bonus Agreement, effective as of October 1, 2023, by and between Tutor Perini Corporation and Kristiyan Assouri (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on May 7, 2025).
10.24*	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to Form S-1 (File No. 333-111338) filed on February 10, 2004).
10.25*	Form of Separation Benefits Agreement (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on May 7, 2025).
10.26*	Form of Employment Letter Agreement (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on August 6, 2025).
Exhibit 19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to Form 10-K filed on February 27, 2025).
Exhibit 19.2	Insider Trading Procedures (incorporated by reference to Exhibit 19.2 to Form 10-K filed on February 27, 2025).
Exhibit 21	Subsidiaries of Tutor Perini Corporation.

Exhibit 23	Consent of Independent Registered Public Accounting Firm.
Exhibit 24	Power of Attorney executed by members of the Company's Board of Directors allowing certain individuals to sign the Company's Form 10-K on their behalf.
Exhibit 31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 32.1†	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 32.2†	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 97	Tutor Perini Corporation Officer Compensation Clawback Policy (incorporated by reference to Exhibit 97 to Form 10-K filed on February 28, 2024).
Exhibit 101.INS	Inline XBRL Instance Document – The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
Exhibit 101.SCH	Inline XBRL Taxonomy Extension Schema Document.
Exhibit 101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
Exhibit 101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
Exhibit 101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
Exhibit 101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
Exhibit 104	Cover Page Interactive Data File - The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL (included as Exhibit 101).

---

*   Management contract or compensatory plan or arrangement

†   Furnished herewith

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tutor Perini Corporation
(Registrant)

Date: February 26, 2026

By: /s/ Ryan J. Soroka
Ryan J. Soroka
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
● **Principal Executive Officer and Director**		
/s/ Gary G. Smalley		
Gary G. Smalley	Director, Chief Executive Officer and President	February 26, 2026
● **Principal Financial Officer**		
/s/ Ryan J. Soroka		
Ryan J. Soroka	Executive Vice President and Chief Financial Officer	February 26, 2026
● **Principal Accounting Officer**		
/s/ Henry Dieu		
Henry Dieu	Vice President and Chief Accounting Officer	February 26, 2026
● **Other Directors**		

Peter Arkley	)	
Jigisha Desai	)	
Sidney J. Feltenstein	)	
Robert C. Lieber	)	
Dennis D. Oklak	)	/s/ Ryan J. Soroka
Raymond R. Oneglia	)	Ryan J. Soroka
Dale A. Reiss	)	Attorney in Fact
Shahrokh Shah	)	
Ronald N. Tutor	)	Dated: February 26, 2026

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TUTOR PERINI CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Tutor Perini Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tutor Perini Corporation and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in equity for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue, Accounts Receivable, Contract Assets and Liabilities — Accounting for Construction Contracts – Refer to Notes 1, 3, 4, and 8 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue for construction contracts over the contract term ("over time") as construction work progresses. The accounting for these contracts involves judgment, particularly as it relates to the process of determining total estimated revenue (transaction price) and estimating total costs to be incurred at contract completion. Costs of operations are typically recognized as incurred, and the Company's revenues, including estimated profits, are recorded proportionately as costs are incurred based on the ratio of costs incurred to date to the total estimated costs at completion for the respective performance obligations. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration, including the impact of change orders, claims, contract disputes and the achievement of contractual performance criteria, and award or other incentive fees are made during the contract performance period (collectively referred to as "variable consideration"). The Company estimates variable consideration at the most likely amount it expects to receive and includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Also, the Company often engages subcontractors, suppliers, or vendors, to provide underlying materials or services, or a combination of both. Judgment is involved in determining estimated recoveries from disputes regarding performance under these contracts ("back charges"), which are a reduction in costs and are recorded as a receivable on the consolidated balance sheet.

Given the significant judgment necessary to account for the Company's construction contracts including the use of estimates, such as total estimated revenue, total costs to be incurred at contract completion, variable consideration and back charges, which are complex and subject to many variables, auditing the corresponding balances and related accounting estimates required extensive audit effort due to the complexity of these estimates, and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates and judgments included within the Company's total estimated revenues, total costs to be incurred at contract completion, variable consideration, and back charges included the following, among others:

- We tested the effectiveness of controls over revenues, including those over the determination of estimated costs at completion of the contract, total estimated revenue (including the estimated percentage of completion), variable consideration (including significant change orders and claims), and back charges.

- We selected a sample of construction contracts and performed the following:

  – Compared the total estimated revenue (transaction price), including estimated variable consideration, to the consideration expected to be received based on current rights and obligations under the contracts and any modifications that were agreed upon with the customers.

  – We evaluated the reasonableness of the estimated variable consideration by 1) evaluating the information supporting management's judgment as to the cause and contractual rights and 2) testing the accuracy of the identification of the underlying costs.

  – Tested the accuracy and completeness of costs incurred to date.

  – Evaluated the reasonableness of management's estimates of total cost and profit at completion for selected contracts by:

    ◦ Evaluating management's ability to achieve the estimates of total cost and profit by performing corroborating inquiries with the Company's project managers, and comparing the estimates to management's work plans, engineering specifications, and supplier contracts.

    ◦ Comparing management's estimates to supporting documents for those estimates, when applicable.

    ◦ Evaluating management's ability to accurately estimate total costs and profits at completion by comparing actual costs and profits to management's historical estimates for performance obligations that have been fulfilled.

    ◦ Evaluating trends on changes in estimates and obtaining evidence on timing and amounts supporting these changes in estimates.

  – Tested the mathematical accuracy of management's calculation of revenue recognized.

- We evaluated selected quarter over quarter changes in contract profit estimates by obtaining explanations from the Company's project managers regarding timing and amount and corroborating these inquiries by reading documents such as management work plans, customer communications, invoices, and supplier communications.

- Performed procedures on recorded back charges to evaluate the reasonableness of the estimated recovery by 1) evaluating the information supporting management's judgment as to the cause and contractual rights and 2) testing the accuracy of the identification of the underlying costs.

/s/ Deloitte & Touche LLP

Los Angeles, California
February 26, 2026

We have served as the Company's auditor since 2002.

TUTOR PERINI CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31,	
(in thousands, except per common share amounts)	2025	2024	2023
REVENUE	$ 5,543,039	$ 4,326,922	$ 3,880,227
COST OF OPERATIONS	(4,895,524)	(4,129,884)	(3,739,603)
GROSS PROFIT	647,515	197,038	140,624
General and administrative expenses	(415,554)	(300,791)	(255,221)
INCOME (LOSS) FROM CONSTRUCTION OPERATIONS	231,961	(103,753)	(114,597)
Other income, net	27,512	19,878	17,200
Interest expense	(54,965)	(89,133)	(85,157)
INCOME (LOSS) BEFORE INCOME TAXES	204,508	(173,008)	(182,554)
Income tax (expense) benefit	(61,427)	50,669	54,957
NET INCOME (LOSS)	143,081	(122,339)	(127,597)
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	62,641	41,382	43,558
NET INCOME (LOSS) ATTRIBUTABLE TO TUTOR PERINI CORPORATION	$ 80,440	$ (163,721)	$ (171,155)
BASIC EARNINGS (LOSS) PER COMMON SHARE	$ 1.53	$ (3.13)	$ (3.30)
DILUTED EARNINGS (LOSS) PER COMMON SHARE	$ 1.51	$ (3.13)	$ (3.30)
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING:			
BASIC	52,693	52,322	51,845
DILUTED	53,413	52,322	51,845

The accompanying notes are an integral part of these consolidated financial statements.

TUTOR PERINI CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)		Year Ended December 31,		
		2025	**2024**	**2023**
NET INCOME (LOSS)	$	143,081 $	(122,339) $	(127,597)
OTHER COMPREHENSIVE INCOME, NET OF TAX:				
Defined benefit pension plan adjustments		1,509	5,782	3,283
Foreign currency translation adjustments		1,999	(3,875)	835
Unrealized gain in fair value of investments		2,786	2,140	4,131
TOTAL OTHER COMPREHENSIVE INCOME, NET OF TAX		6,294	4,047	8,249
COMPREHENSIVE INCOME (LOSS)		149,375	(118,292)	(119,348)
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS		64,181	39,630	44,557
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO TUTOR PERINI CORPORATION	$	85,194 $	(157,922) $	(163,905)

The accompanying notes are an integral part of these consolidated financial statements.

TUTOR PERINI CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		As of December 31,	
(in thousands, except share and per share amounts)		2025	2024
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents ($361,898 and $131,738 related to VIEs)	$	734,553	$ 455,084
Restricted cash		35,641	9,104
Restricted investments		228,959	139,986
Accounts receivable ($126,245 and $51,953 related to VIEs)		1,218,609	986,893
Retention receivable ($216,099 and $171,704 related to VIEs)		668,894	560,163
Costs and estimated earnings in excess of billings ($82,426 and $95,219 related to VIEs)		819,199	942,522
Other current assets ($145,473 and $24,954 related to VIEs)		411,030	192,915
Total current assets		4,116,885	3,286,667
PROPERTY AND EQUIPMENT:			
Land		44,132	44,132
Building and improvements		149,973	138,799
Construction equipment		681,300	609,495
Other equipment		242,776	196,870
		1,118,181	989,296
Less accumulated depreciation		(570,186)	(566,308)
Total property and equipment, net ($23,246 and $19,876 related to VIEs)		547,995	422,988
GOODWILL		205,143	205,143
INTANGIBLE ASSETS, NET		63,832	66,069
DEFERRED INCOME TAXES		96,573	143,289
OTHER ASSETS		129,994	118,554
TOTAL ASSETS	$	5,160,422	$ 4,242,710
LIABILITIES AND EQUITY			
CURRENT LIABILITIES:			
Current maturities of long-term debt	$	14,589	$ 24,113
Accounts payable ($64,712 and $22,845 related to VIEs)		724,932	631,468
Retention payable ($27,743 and $19,744 related to VIEs)		265,246	240,971
Billings in excess of costs and estimated earnings ($520,455 and $326,561 related to VIEs)		1,838,610	1,216,623
Accrued expenses and other current liabilities ($56,044 and $16,391 related to VIEs)		396,121	219,525
Total current liabilities		3,239,498	2,332,700
LONG-TERM DEBT, less current maturities, net of unamortized discount and debt issuance costs totaling $17,983 and $21,977		392,785	510,025
OTHER LONG-TERM LIABILITIES		265,477	241,379
TOTAL LIABILITIES		3,897,760	3,084,104
COMMITMENTS AND CONTINGENCIES (Note 8)			
EQUITY			
Stockholders' equity:			
Preferred stock – authorized 1,000,000 shares ($1 par value), none issued		—	—
Common stock – authorized 112,500,000 shares ($1 par value), issued and outstanding 52,791,451 and 52,485,719 shares		52,791	52,486
Additional paid-in capital		1,148,634	1,146,800
Retained earnings (deficit)		46,443	(30,575)
Accumulated other comprehensive loss		(29,234)	(33,988)
Total stockholders' equity		1,218,634	1,134,723
Noncontrolling interests		44,028	23,883
TOTAL EQUITY		1,262,662	1,158,606
TOTAL LIABILITIES AND EQUITY	$	5,160,422	$ 4,242,710

The accompanying notes are an integral part of these consolidated financial statements.

TUTOR PERINI CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Cash Flows from Operating Activities:			
Net income (loss)	$ 143,081	$ (122,339)	$ (127,597)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	47,578	51,551	42,992
Amortization of intangible assets	2,237	2,236	2,237
Share-based compensation expense	150,002	40,356	12,259
Change in debt discounts and deferred debt issuance costs	4,553	14,068	5,458
Deferred income taxes	46,861	(78,008)	(64,820)
(Gain) loss on sale of property and equipment	(2,050)	116	(5,016)
Changes in other components of working capital	330,633	589,124	428,910
Other long-term liabilities	20,658	14,898	3,754
Other, net	4,512	(8,458)	10,294
NET CASH PROVIDED BY OPERATING ACTIVITIES	748,065	503,544	308,471
Cash Flows from Investing Activities:			
Acquisition of property and equipment	(180,854)	(37,409)	(52,953)
Proceeds from sale of property and equipment	8,875	4,752	10,062
Investments in securities	(124,806)	(35,643)	(48,351)
Proceeds from maturities and sales of investments in securities	39,476	27,613	12,997
NET CASH USED IN INVESTING ACTIVITIES	(257,309)	(40,687)	(78,245)
Cash Flows from Financing Activities:			
Proceeds from debt	188,215	787,135	712,324
Repayment of debt	(318,974)	(1,141,765)	(773,999)
Cash payments related to share-based compensation	(6,788)	(5,556)	(969)
Payment of dividends	(3,167)	—	—
Distributions paid to noncontrolling interests	(51,650)	(23,300)	(46,500)
Contributions from noncontrolling interests	7,614	15,230	2,000
Debt issuance, extinguishment and modification costs	—	(25,093)	(2,233)
NET CASH USED IN FINANCING ACTIVITIES	(184,750)	(393,349)	(109,377)
Net increase in cash, cash equivalents and restricted cash	306,006	69,508	120,849
Cash, cash equivalents and restricted cash at beginning of year	464,188	394,680	273,831
Cash, cash equivalents and restricted cash at end of year	$ 770,194	$ 464,188	$ 394,680

The accompanying notes are an integral part of these consolidated financial statements.

TUTOR PERINI CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
Balance - December 31, 2022	$ 51,521	$ 1,140,933	$ 304,301	$ (47,037)	$ (7,734)	$ 1,441,984
Net income (loss)	—	—	(171,155)	—	43,558	(127,597)
Other comprehensive income	—	—	—	7,250	999	8,249
Share-based compensation	—	6,442	—	—	—	6,442
Issuance of common stock, net	504	(1,171)	—	—	—	(667)
Contributions from noncontrolling interests	—	—	—	—	2,000	2,000
Distributions to noncontrolling interests	—	—	—	—	(46,500)	(46,500)
Balance - December 31, 2023	$ 52,025	$ 1,146,204	$ 133,146	$ (39,787)	$ (7,677)	$ 1,283,911
Net income (loss)	—	—	(163,721)	—	41,382	(122,339)
Other comprehensive income (loss)	—	—	—	5,799	(1,752)	4,047
Share-based compensation	—	6,539	—	—	—	6,539
Issuance of common stock, net	461	(5,943)	—	—	—	(5,482)
Contributions from noncontrolling interests	—	—	—	—	15,230	15,230
Distributions to noncontrolling interests	—	—	—	—	(23,300)	(23,300)
Balance - December 31, 2024	$ 52,486	$ 1,146,800	$ (30,575)	$ (33,988)	$ 23,883	$ 1,158,606
Net income	—	—	80,440	—	62,641	143,081
Other comprehensive income	—	—	—	4,754	1,540	6,294
Share-based compensation	—	8,886	—	—	—	8,886
Issuance of common stock, net	305	(7,052)	—	—	—	(6,747)
Dividends	—	—	(3,422)	—	—	(3,422)
Contributions from noncontrolling interests	—	—	—	—	7,614	7,614
Distributions to noncontrolling interests	—	—	—	—	(51,650)	(51,650)
Balance - December 31, 2025	$ 52,791	$ 1,148,634	$ 46,443	$ (29,234)	$ 44,028	$ 1,262,662

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in compliance with generally accepted accounting principles in the United States ("GAAP") as codified in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). Certain amounts in the consolidated financial statements and notes thereto of prior years have been reclassified to conform to the current year presentation.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Tutor Perini Corporation and its wholly owned subsidiaries (the "Company"). The Company occasionally forms joint ventures with outside parties for the execution of single contracts or projects. The Company assesses its joint ventures to determine if they meet the qualifications of a variable interest entity ("VIE") in accordance with ASC 810, *Consolidation* ("ASC 810"). If a joint venture is a VIE and the Company is the primary beneficiary, the joint venture is fully consolidated (see Note 13). If a joint venture is not a VIE, it may be consolidated under the voting interest method if the Company holds a controlling financial interest in the joint venture. The Company is considered to hold a controlling financial interest when it is able to exercise control over the joint venture's operating and financial decisions. For construction joint ventures that do not need to be consolidated but qualify for the equity method of accounting, the Company accounts for its interest in the joint ventures using the proportionate consolidation method, whereby the Company's proportionate share of the joint ventures' assets, liabilities, revenue and cost of operations are included in the appropriate classifications in the Company's consolidated financial statements. Intercompany balances and transactions have been eliminated.

(c) Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available through the date of the issuance of the financial statements; therefore, actual results could differ from those estimates.

(d) Revenues

Revenue Recognition

The Company derives revenue from long-term construction contracts with public and private customers primarily in the United States and its territories and in certain other international locations. The Company's construction contracts are generally each accounted for as a single unit of account (i.e., as a single performance obligation).

Throughout the execution of construction contracts, the Company and its affiliated entities recognize revenue with the continuous transfer of control to the customer. The customer typically controls the asset under construction by either contractual termination clauses or by the Company's rights to payment for work already performed on the asset under construction that does not have an alternative use for the Company.

Because control transfers over time, revenue is recognized to the extent of progress towards completion of the performance obligations. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services provided. The Company generally uses the cost-to-cost method for its contracts, which measures progress towards completion for each performance obligation based on the ratio of costs incurred to date to the total estimated costs at completion for the respective performance obligation. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Revenue, including estimated fees or profits, is recorded proportionately as costs are incurred. Cost of operations includes labor, materials, subcontractor costs, and other direct and indirect costs, including depreciation and amortization.

Due to the nature of the work required to be performed on many of the Company's performance obligations, estimating total revenue and cost at completion is complex, subject to many variables and requires significant judgment. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration, including the impact of change orders, claims, contract disputes and the achievement of contractual performance criteria, and award or other incentive fees are made during the contract performance period. The Company estimates variable consideration at the most likely amount it expects to receive. The Company includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. Back charges to suppliers or subcontractors are recognized as a reduction of cost when it is determined that recovery of such cost is probable and the amounts can be reliably estimated. Disputed back charges are recognized when the same requirements described above for variable consideration have been satisfied.

Changes in Estimates on Construction Contracts

The Company's estimates of contract revenue and cost are highly detailed and many factors change during a contract performance period that result in a change to contract profitability. These factors include, but are not limited to, differing site conditions; availability of skilled contract labor; performance of major material suppliers and subcontractors; on-going subcontractor negotiations and buyout provisions; unusual weather conditions; changes in the timing of scheduled work; change orders; accuracy of the original bid estimate; changes in estimated labor productivity and costs based on experience to date; achievement of incentive-based income targets; and the expected, or actual, resolution terms for claims. The factors that cause changes in estimates vary depending on the maturation of the project within its lifecycle. For example, in the ramp-up phase, these factors typically consist of revisions in anticipated project costs and during the peak and closeout phases, these factors include the impact of change orders and claims, as well as additional revisions in remaining anticipated project costs. Generally, if the contract is at an early stage of completion, the current period impact is smaller than if the same change in estimate is made to the contract at a later stage of completion. Management evaluates changes in estimates on a contract-by-contract basis and discloses significant changes, if material, in the Notes to Consolidated Financial Statements. The cumulative catch-up method is used to account for revisions in estimates.

(e) Retention Receivable and Payable

Retention receivable represents amounts invoiced to customers representing an unconditional right to cash where payments have been partially withheld pending the completion of certain milestones, satisfaction of other contractual conditions or the completion of the project. Retention agreements vary from project to project, and balances could be outstanding for several months or years depending on a number of circumstances, such as contract-specific terms, project performance and other variables that may arise as the Company makes progress toward completion.

Retention payable represents amounts invoiced to the Company by subcontractors where payments have been partially withheld pending the completion of certain milestones, other contractual conditions or upon the completion of the project. Generally, retention payable is not remitted to subcontractors until the associated retention receivable from customers is collected.

(f) Other Current Assets

Other current assets consist of the following:

(in thousands)	As of December 31,	
	2025	2024
Capitalized contract costs	$ 322,284	$ 100,593
Other	88,746	92,322
Total other current assets	$ 411,030	$ 192,915

Capitalized contract costs are included in other current assets and primarily represent costs to fulfill a contract that (1) directly relate to an existing or anticipated contract, (2) generate or enhance resources that will be used in satisfying performance obligations in the future and (3) are expected to be recovered through the contract. Capitalized contract costs, which are primarily comprised of prepaid insurance premiums, are generally expensed to the associated contract over the period of anticipated use on the project. As of December 31, 2025 and 2024, capitalized contract costs amounted to $322.3 million and $100.6 million, respectively. During the years ended December 31, 2025, 2024 and 2023, $123.5 million, $65.1 million and

$56.9 million, respectively, of previously capitalized contract costs were amortized and recognized as expense on the related contracts.

(g) Depreciation of Property and Equipment and Amortization of Long-Lived Intangible Assets

Property and equipment and long-lived intangible assets are generally depreciated or amortized on a straight-line basis over their estimated useful lives ranging from three to forty years.

(h) Recoverability of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever circumstances indicate that the future cash flows generated by the assets might be less than the assets' net carrying value. In such circumstances, an impairment loss will be recognized by the amount the assets' net carrying value exceeds their fair value.

(i) Recoverability of Goodwill

The Company tests goodwill for impairment annually as of October 1 for each reporting unit and between annual tests if events occur or circumstances change which suggest that goodwill should be reevaluated. Such events or circumstances include significant changes in legal factors and business climate, recent losses at a reporting unit, and industry trends, among other factors. The Civil, Building and Specialty Contractors segments each represent a reporting unit, and the Civil reporting unit carried the remaining goodwill balance at December 31, 2025. The Company performs its annual quantitative impairment assessment during the fourth quarter of each year using a weighted average of an income and a market approach. These approaches utilize various valuation assumptions, and small changes to the assumptions could have a significant impact on the concluded fair value. The income approach is based on the estimated present value of future cash flows for each reporting unit carrying a goodwill balance. The market approach is based on assumptions about how market data relates to each reporting unit carrying a goodwill balance. The weighting of these two approaches is based on their individual correlation to the economics of each reporting unit carrying a goodwill balance. The annual quantitative assessment performed in the fourth quarter of 2025 resulted in an estimated fair value that exceeded the net book value of the Civil reporting unit; therefore, no impairment charge was necessary.

(j) Recoverability of Non-Amortizable Trade Names

Certain trade names have an estimated indefinite life and are not amortized to earnings, but instead are reviewed for impairment annually, or more often if events occur or circumstances change which suggest that the non-amortizable trade names should be reevaluated. The Company performs its annual quantitative impairment assessment during the fourth quarter of each year using an income approach (relief from royalty method). The assessment performed in the fourth quarter of 2025 resulted in an estimated fair value for the non-amortizable trade names that exceeded their respective net book values; therefore, no impairment charge was necessary.

(k) Income Taxes

Deferred income tax assets and liabilities are recognized for the effects of temporary differences between the financial statement carrying amounts and the income tax basis of assets and liabilities using tax rates expected to be in effect when such differences reverse. Income tax positions must meet a more-likely-than-not threshold to be recognized. The Company recognizes interest and penalties related to uncertain tax positions as a component of the income tax provision.

(l) Earnings Per Common Share

Basic earnings per common share ("EPS") and diluted EPS are calculated by dividing net income (loss) attributable to Tutor Perini Corporation by the following: for basic EPS, the weighted-average number of common shares outstanding during the period; and for diluted EPS, the sum of the weighted-average number of both outstanding common shares and potentially dilutive securities, which for the Company can include restricted stock units ("RSUs") and unexercised stock options. The Company calculates the effect of the potentially dilutive RSUs and stock options using the treasury stock method.

		Year Ended December 31,		
(in thousands, except per common share data)		2025	2024	2023
Net income (loss) attributable to Tutor Perini Corporation	$	80,440 $	(163,721) $	(171,155)
Weighted-average common shares outstanding, basic		52,693	52,322	51,845
Effect of dilutive RSUs and stock options		720	—	—
Weighted-average common shares outstanding, diluted		53,413	52,322	51,845
Net income (loss) attributable to Tutor Perini Corporation per common share:				
Basic	$	1.53 $	(3.13) $	(3.30)
Diluted	$	1.51 $	(3.13) $	(3.30)
Anti-dilutive securities not included above		125	1,443	2,982

For the years ended December 31, 2024 and 2023, all outstanding RSUs and stock options were excluded from the calculation of weighted-average diluted shares outstanding, as the shares have an anti-dilutive effect due to the net loss for the periods.

(m) Share Repurchases and Dividends

Share Repurchases

In November 2025, the Company's Board of Directors authorized a share repurchase program totaling $200 million with no expiration date. There were no share repurchases under this program in 2025.

Dividends

In November 2025, the Board of Directors declared a cash dividend of $0.06 per share payable on December 23, 2025 to all shareholders of record as of December 9, 2025. Total dividends declared in 2025 amounted to $3.4 million, including $0.3 million of accrued dividends relating to unvested share-based awards that are payable at the time of vesting.

(n) Cash, Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets to the amounts shown in the Consolidated Statements of Cash Flows:

		As of December 31,	
(in thousands)		2025	2024
Cash and cash equivalents available for general corporate purposes	$	270,715 $	265,647
Joint venture cash and cash equivalents		463,838	189,437
Cash and cash equivalents		734,553	455,084
Restricted cash		35,641	9,104
Total cash, cash equivalents and restricted cash	$	770,194 $	464,188

Cash equivalents include short-term, highly liquid investments with maturities of three months or less when acquired. Cash and cash equivalents consist of amounts available for the Company's general purposes, the Company's proportionate share of cash held by the Company's unconsolidated joint ventures and 100% of amounts held by the Company's consolidated joint ventures. In both cases, cash held by joint ventures is available only for joint venture-related uses, including future distributions to joint venture partners.

Restricted cash includes amounts primarily held as collateral to secure insurance-related contingent obligations, such as insurance claim deductibles, in lieu of letters of credit.

(o) Investments

The Company has investments consisting of 1) restricted investments primarily held as collateral to secure insurance-related contingent obligations, such as insurance claim deductibles, in lieu of letters of credit and insurance-related deposits; and 2) investments in lieu of retention. Investments in lieu of retention are recorded as a component of retention receivable on the accompanying Consolidated Balance Sheets.

The Company's investments consist primarily of debt securities classified as available-for-sale ("AFS"), consisting of U.S. government agency securities, municipal bonds and corporate debt securities that are rated A3 or better (see Note 12). The Company's AFS debt securities are recorded at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss) ("AOCI"), net of applicable taxes. Realized gains and losses from sales of AFS debt securities are included in other income (expense) in our Consolidated Statements of Operations.

Management evaluated the unrealized losses in AFS debt securities as of December 31, 2025 and 2024 to determine the existence of credit losses considering factors including credit ratings and other relevant information, which may indicate that contractual cash flows are not expected to occur. The results of this evaluation indicated that the unrealized losses on AFS debt securities are primarily attributable to market interest rate increases and not a deterioration in credit quality of the issuers. Based on the analysis, management determined that credit losses did not exist for AFS debt securities in an unrealized loss position as of December 31, 2025 and 2024.

It is not considered likely that the Company will be required to sell the investments before full recovery of the amortized cost basis of the AFS debt securities, which may be at maturity. As a result, the Company has not recognized any impairment losses in earnings for the years ended December 31, 2025 and 2024.

(p) Share-Based Compensation

The Company's long-term incentive plan allows the Company to grant share-based compensation awards in a variety of forms, including RSUs, stock options, cash-settled performance stock units ("CPSUs"), cash-settled restricted stock awards ("CRSUs"), also known as deferred cash awards ("DCAs"), and unrestricted stock.

RSUs give the holder the right to exchange their stock units for shares of the Company's common stock on a one-for-one basis. These awards generally vest subject to service, performance or market conditions, with related compensation expense equal to the fair value of the award on the date of grant and recognized on a straight-line basis over the requisite period. The fair value of RSUs with service or performance-vesting conditions is generally based on the closing price of the Company's common stock on the New York Stock Exchange ("NYSE").

Stock options give the holder the right to purchase shares of the Company's common stock subsequent to the vesting date at a defined exercise price. A stock option exercise price must be equal to or greater than the fair value of the Company's common stock on the date of the award. The term for stock options is limited to 10 years from the award date. Stock options generally vest subject to certain service, performance or market conditions, with related compensation expense equal to the fair value of the award on the date of grant and recognized on a straight-line basis over the requisite period. The fair value of stock options with service or performance-vesting conditions is generally based on the Black-Scholes model.

CPSUs and CRSUs give the holder the right to exchange their stock units for cash based on the value of the Company's common stock on the vesting date. CPSUs vest upon satisfaction of market or performance conditions and CRSUs vest subject to a service-based condition. CPSUs and CRSUs are classified as liability awards and are remeasured at fair value at the end of each reporting period with the change in fair value recognized in earnings. The fair value of CRSUs and performance-based CPSUs is generally based on the closing price of the Company's common stock on the NYSE at the measurement date. The fair value of the performance-based CPSUs is also adjusted for expected achievement of performance conditions. Since CPSUs and CRSUs are settled in cash and no shares are issued, these awards do not dilute equity.

Certain RSU and CPSU awards contain market condition components tied to the Company's total shareholder return in relation to its peer companies, as calculated over a multi-year performance period ("TSR awards"). CPSU awards may also contain a market condition component tied to the annualized growth in price of the Company's common stock over a multi-year performance period. The fair value of these market-based awards is estimated using a Monte Carlo simulation model. Significant assumptions used in this simulation model include the Company's expected volatility, a risk-free rate based on U.S. Treasury yield curve rates with maturities consistent with the performance period, and, specifically pertaining to TSR awards, the volatilities for each of the Company's peers.

Unrestricted stock awards are fully vested upon issuance with related compensation expense equal to the fair value of the award on the date of grant. The fair value of unrestricted stock is based on the closing price of the Company's common stock on the NYSE.

For all awards with only a service-based vesting condition, the Company accounts for forfeitures upon occurrence, rather than estimating the probability of forfeiture at the date of grant. Accordingly, the Company recognizes the full grant-date fair value of these awards on a straight-line basis throughout the requisite service period, reversing any expense if, and only if, there is a forfeiture.

For all awards that have a performance-based vesting condition, the Company evaluates the probability of achieving the performance criteria quarterly throughout the performance period and will adjust share-based compensation expense if it estimates that the achievement of the performance criteria is not probable. In addition, liability awards with a performance-based vesting condition are remeasured at fair value at each reporting period and the compensation expense is adjusted accordingly.

For equity awards with a market-based vesting condition, compensation expense is recognized regardless of whether the market condition is satisfied, provided that the requisite service period has been completed. Conversely, liability awards with market-based vesting requirements are remeasured at fair value at each reporting period using a Monte Carlo simulation model and the compensation expense is adjusted accordingly.

(q) Insurance Liabilities

The Company typically utilizes third-party insurance coverage subject to varying deductible levels with aggregate caps on losses retained. The Company assumes the risk for the amount of the deductible portion of the losses and liabilities primarily associated with workers' compensation and general liability coverage. In addition, on certain projects, the Company assumes the risk for the amount of the deductible portion of losses that arise from any subcontractor defaults. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using historical experience and certain actuarial assumptions followed in the insurance industry. The estimate of insurance liability within the deductible limits includes an estimate of incurred but not reported claims based on data compiled from historical experience.

(r) Other Comprehensive Income (Loss)

ASC 220, *Comprehensive Income*, establishes standards for reporting comprehensive income and its components in the consolidated financial statements. The Company reports the change in pension benefit plan assets/liabilities, cumulative foreign currency translation, and the unrealized gain (loss) of investments as components of AOCI.

The components of other comprehensive income (loss) and the related tax effects for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Year Ended December 31,								
	2025			2024			2023		
(in thousands)	Before-Tax Amount	Tax Expense	Net-of-Tax Amount	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
Other comprehensive income (loss):									
Defined benefit pension plan adjustments	$ 2,079	$ (570)	$ 1,509	$ 7,906	$ (2,124)	$ 5,782	$ 4,477	$ (1,194)	$ 3,283
Foreign currency translation adjustment	2,273	(274)	1,999	(4,523)	648	(3,875)	961	(126)	835
Unrealized gain in fair value of investments	3,498	(712)	2,786	2,690	(550)	2,140	5,206	(1,075)	4,131
Total other comprehensive income	$ 7,850	$ (1,556)	$ 6,294	$ 6,073	$ (2,026)	$ 4,047	$ 10,644	$ (2,395)	$ 8,249
Less: Other comprehensive income (loss) attributable to noncontrolling interests	1,540	—	1,540	(1,752)	—	(1,752)	999	—	999
Total other comprehensive income attributable to Tutor Perini Corporation	$ 6,310	$ (1,556)	$ 4,754	$ 7,825	$ (2,026)	$ 5,799	$ 9,645	$ (2,395)	$ 7,250

The changes in AOCI balances by component (after tax) attributable to Tutor Perini Corporation and noncontrolling interests during the years ended December 31, 2025, 2024 and 2023 were as follows:

(in thousands)	Defined Benefit Pension Plan	Foreign Currency Translation	Unrealized Gain (Loss) in Fair Value of Investments, Net	Accumulated Other Comprehensive Income (Loss)
Attributable to Tutor Perini Corporation:				
Balance as of December 31, 2022	$ (32,637)	$ (7,241)	$ (7,159)	$ (47,037)
Other comprehensive income before reclassifications	2,036	348	3,528	5,912
Amounts reclassified from AOCI	1,247	—	91	1,338
Balance as of December 31, 2023	$ (29,354)	$ (6,893)	$ (3,540)	$ (39,787)
Other comprehensive income (loss) before reclassifications	4,566	(1,764)	1,680	4,482
Amounts reclassified from AOCI	1,216	—	101	1,317
Balance as of December 31, 2024	$ (23,572)	$ (8,657)	$ (1,759)	$ (33,988)
Other comprehensive income before reclassifications	5	727	2,569	3,301
Amounts reclassified from AOCI	1,504	—	(51)	1,453
Balance as of December 31, 2025	$ (22,063)	$ (7,930)	$ 759	$ (29,234)

(in thousands)	Defined Benefit Pension Plan	Foreign Currency Translation	Unrealized Gain (Loss) in Fair Value of Investments, Net	Accumulated Other Comprehensive Income (Loss)
Attributable to Noncontrolling Interests:				
Balance as of December 31, 2022	$ —	$ (799)	$ (931)	$ (1,730)
Other comprehensive income		—	487	512	999
Balance as of December 31, 2023	$ —	$ (312)	$ (419)	$ (731)
Other comprehensive income (loss)		—	(2,111)	359	(1,752)
Balance as of December 31, 2024	$ —	$ (2,423)	$ (60)	$ (2,483)
Other comprehensive income		—	1,272	268	1,540
Balance as of December 31, 2025	$ —	$ (1,151)	$ 208	$ (943)

The significant items reclassified out of AOCI and the corresponding location and impact on the Consolidated Statements of Operations during the years ended December 31, 2025, 2024 and 2023 are as follows:

		Year Ended December 31,		
(in thousands)		2025	2024	2023
Component of AOCI:				
Defined benefit pension plan adjustments[a]	$	2,072 $	1,664 $	1,700
Income tax benefit[b]		(568)	(448)	(453)
Net of tax	$	1,504 $	1,216 $	1,247
Unrealized (gain) loss in fair value of investment adjustments[a]	$	(65) $	128 $	115
Income tax expense (benefit)[b]		14	(27)	(24)
Net of tax	$	(51) $	101 $	91

(a)   Amount included in other income, net on the Consolidated Statements of Operations.
(b)   Amounts included in income tax (expense) benefit on the Consolidated Statements of Operations.

(s) Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes ("Topic 740"): Improvements to Income Tax Disclosures* ("ASU 2023-09"), which requires public entities to disclose specific categories in its annual effective tax rate reconciliation and disaggregated information about significant reconciling items by jurisdiction and by nature. ASU 2023-09 also requires entities to disclose their income tax payments (net of refunds) to international, federal, and state and local jurisdictions. The Company adopted this ASU for the year ended December 31, 2025 on a prospective basis. The adoption of ASU 2023-09 resulted in additional income tax disclosures, but did not have an impact on the consolidated financial position, results of operations or cash flows. Refer to Note 5, *Income Taxes*, for additional details.

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures ("Subtopic 220-40"): Disaggregation of Income Statement Expenses* ("ASU 2024-03"), which requires public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

2.   Consolidated Statements of Cash Flows

Below are the changes in other components of working capital as shown in the Consolidated Statements of Cash Flows, as well as the supplemental disclosures of cash paid for interest and income taxes:

		Year Ended December 31,	
(in thousands)	2025	2024	2023
(Increase) Decrease in:			
Accounts receivable	$ (229,726) $	66,921 $	116,310
Retention receivable	(107,968)	22,201	5,666
Costs and estimated earnings in excess of billings	123,323	201,324	233,682
Other current assets	(217,175)	23,454	(37,460)
(Decrease) Increase in:			
Accounts payable	93,464	164,923	(28,800)
Retention payable	24,275	17,833	(23,424)
Billings in excess of costs and estimated earnings	621,987	113,093	127,718
Accrued expenses and other current liabilities	22,453	(20,625)	35,218
Changes in other components of working capital	$ 330,633 $	589,124 $	428,910
Supplemental disclosures:			
Interest paid	$ 50,419 $	73,674 $	80,286
Income taxes paid, net of refunds received	$ 8,705 $	18,069 $	828

3.   Revenue

Disaggregation of Revenue

The following tables disaggregate revenue by segment, end market, customer type and contract type, which the Company believes best depict how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors for the years ended December 31, 2025, 2024 and 2023.

		Year Ended December 31,	
(in thousands)	2025	2024	2023
Civil segment revenue by end market:			
Mass transit (includes certain transportation and tunneling projects)[a]	$ 1,690,025 $	1,126,830 $	1,079,629
Military facilities	382,509	436,511	348,133
Bridges[c]	378,499	170,069	204,029
Detention facilities	160,354	77,470	—
Power and energy	144,752	129,848	70,658
Commercial and industrial sites	82,520	133,797	118,880
Other[b]	8,171	44,428	62,536
Total Civil segment revenue	$ 2,846,830 $	2,118,953 $	1,883,865

		Year Ended December 31,	
(in thousands)	2025	2024	2023
Building segment revenue by end market:			
Healthcare facilities	$ 943,909 $	590,845 $	294,667
Detention facilities	414,575	105,897	43,262
Government	191,523	302,034	380,868
Education facilities	122,324	285,207	226,335
Mass transit (includes transportation projects)	111,212	218,396	188,335
Other[d]	68,694	115,158	169,072
Total Building segment revenue	$ 1,852,237 $	1,617,537 $	1,302,539

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Specialty Contractors segment revenue by end market:			
Mass transit (includes certain transportation and tunneling projects)	$ 252,965	$ 167,287	$ 119,760
Commercial and industrial facilities	142,525	115,471	213,003
Healthcare facilities	112,739	64,292	57,292
Multi-unit residential	102,347	84,978	114,516
Government	94,318	78,844	89,031
Detention facilities	58,121	266	—
Water	24,426	50,450	85,176
Other[d]	56,531	28,844	15,045
Total Specialty Contractors segment revenue	$ 843,972	$ 590,432	$ 693,823

(in thousands)	Year Ended December 31, 2025			
	Civil	Building	Specialty Contractors	Total
Revenue by customer type:				
State and local agencies[a]	$ 2,180,599	$ 856,734	$ 498,344	$ 3,535,677
Federal agencies	468,561	117,887	18,334	604,782
Private owners[b]	197,670	877,616	327,294	1,402,580
Total revenue	$ 2,846,830	$ 1,852,237	$ 843,972	$ 5,543,039

(in thousands)	Year Ended December 31, 2024			
	Civil	Building	Specialty Contractors	Total
Revenue by customer type:				
State and local agencies[c]	$ 1,348,842	$ 867,638	$ 287,052	$ 2,503,532
Federal agencies	458,366	167,786	(4,122)	622,030
Private owners	311,745	582,113	307,502	1,201,360
Total revenue	$ 2,118,953	$ 1,617,537	$ 590,432	$ 4,326,922

(in thousands)	Year Ended December 31, 2023			
	Civil	Building	Specialty Contractors	Total
Revenue by customer type:				
State and local agencies	$ 1,250,740	$ 718,106	$ 316,473	$ 2,285,319
Federal agencies	400,782	187,199	(14,306)	573,675
Private owners[d]	232,343	397,234	391,656	1,021,233
Total revenue	$ 1,883,865	$ 1,302,539	$ 693,823	$ 3,880,227

(a) The year ended December 31, 2025 includes the impact of favorable adjustments totaling $57.6 million that resulted from the settlement of certain change orders and changes in estimates due to improved performance and a favorable project closeout on a domestic Civil segment mass-transit project. Refer to Note 14, *Business Segments*, for additional details.
(b) The year ended December 31, 2025 includes the impact of unfavorable adjustments totaling $54.7 million due to the settlement of a legacy dispute related to a completed Civil segment tunneling project in Canada. Refer to Note 14, *Business Segments*, for additional details.
(c) The year ended December 31, 2024 includes the negative impact of a $101.6 million adjustment related to an adverse arbitration ruling on a completed Civil segment bridge project in California, of which $79.4 million was a reversal of previously recognized revenue. Refer to Note 14, *Business Segments*, for additional details.
(d) The year ended December 31, 2023 includes the negative impact of a non-cash charge of $83.6 million that resulted from an adverse legal ruling (of which $72.2 million impacted the Building segment and $11.4 million impacted the Specialty Contractors segment). Refer to Note 14, *Business Segments*, for additional details.

State and local agencies. The Company's state and local government customers include state transportation departments, metropolitan authorities, cities, municipal agencies, school districts and public universities. Services provided to state and local customers are primarily pursuant to contracts awarded through competitive bidding processes. Construction services for state and local government customers have included mass-transit systems, tunnels, bridges, highways, judicial, correctional and detention facilities, schools and dormitories, healthcare facilities, convention centers, parking structures and other municipal buildings. The vast majority of the Company's civil contracting and building construction services are provided in locations throughout the United States and its territories.

Federal agencies. The Company's federal government customers include the U.S. State Department, the U.S. Navy, the U.S. Army Corps of Engineers, the U.S. Air Force and the National Park Service. Services provided to federal agencies are typically pursuant to competitively bid contracts for specific or multi-year assignments that involve new construction or infrastructure repairs or improvements. A portion of revenue from federal agencies is derived from projects in overseas locations.

Private owners. The Company's private owners (i.e., customers) include real estate developers, healthcare companies, technology companies, hospitality and gaming resort owners, Native American sovereign nations, public corporations and private universities. Services are provided to private customers through negotiated contract arrangements, as well as through competitive bids.

Most federal, state and local government contracts contain provisions that permit the termination of contracts, in whole or in part, for the convenience of government customers, among other reasons.

(in thousands)	Year Ended December 31, 2025			
	Civil	Building	Specialty Contractors	Total
Revenue by contract type:				
Fixed price[a]	$ 2,438,982	$ 749,703	$ 657,398	$ 3,846,083
Guaranteed maximum price	315	972,977	50,168	1,023,460
Unit price	348,874	—	68,311	417,185
Cost plus fee and other	58,659	129,557	68,095	256,311
Total revenue	$ 2,846,830	$ 1,852,237	$ 843,972	$ 5,543,039

(in thousands)	Year Ended December 31, 2024			
	Civil	Building	Specialty Contractors	Total
Revenue by contract type:				
Fixed price[b]	$ 1,791,858	$ 638,938	$ 479,173	$ 2,909,969
Guaranteed maximum price	715	810,697	6,688	818,100
Unit price	272,579	—	74,102	346,681
Cost plus fee and other	53,801	167,902	30,469	252,172
Total revenue	$ 2,118,953	$ 1,617,537	$ 590,432	$ 4,326,922

(in thousands)	Year Ended December 31, 2023			
	Civil	Building	Specialty Contractors	Total
Revenue by contract type:				
Fixed price	$ 1,618,081	$ 532,950	$ 577,144	$ 2,728,175
Guaranteed maximum price[c]	(3,184)	532,538	783	530,137
Unit price	235,085	—	91,992	327,077
Cost plus fee and other	33,883	237,051	23,904	294,838
Total revenue	$ 1,883,865	$ 1,302,539	$ 693,823	$ 3,880,227

(a)   The year ended December 31, 2025 includes the impact of favorable adjustments totaling $57.6 million that resulted from the settlement of certain change orders and changes in estimates due to improved performance and a favorable project closeout on a domestic Civil segment mass-transit project and the impact of unfavorable adjustments totaling $54.7 million due to the settlement of a legacy dispute related to a completed Civil segment tunneling project in Canada. Refer to Note 14, *Business Segments*, for additional details.

(b) The year ended December 31, 2024 includes the negative impact of a $101.6 million adjustment related to an adverse arbitration ruling on a completed Civil segment bridge project in California, of which $79.4 million was a reversal of previously recognized revenue. Refer to Note 14, *Business Segments*, for additional details.

(c) The year ended December 31, 2023 includes the negative impact of a non-cash charge of $83.6 million that resulted from an adverse legal ruling (of which $72.2 million impacted the Building segment and $11.4 million impacted the Specialty Contractors segment). Refer to Note 14, *Business Segments*, for additional details.

Fixed price. Fixed price or lump sum contracts are most commonly used for projects in the Civil and Specialty Contractors segments and generally commit the Company to provide all of the resources required to complete a project for a fixed sum. Usually, fixed price contracts transfer more risk to the Company, but offer the opportunity for greater profits. Billings on fixed price contracts are typically based on estimated progress against predetermined contractual milestones.

Guaranteed maximum price ("GMP"). GMP contracts provide for a cost plus fee arrangement up to a maximum agreed upon price. These contracts place risks on the Company for amounts in excess of the GMP, but may permit an opportunity for greater profits than under cost plus fee contracts through sharing agreements with the owner on any cost savings that may be realized. Services provided by our Building segment to various private customers are often performed under GMP contracts. Billings on GMP contracts typically occur on a monthly basis and are based on actual costs incurred plus a negotiated margin.

Unit price. Unit price contracts are most prevalent for projects in the Civil and Specialty Contractors segments and generally commit the Company to provide an estimated or undetermined number of units or components at fixed unit prices. This approach shifts the risk of estimating the quantity of units required to the project owner, but the risk of increased cost per unit is borne by the Company, unless otherwise allowed for in the contract. Billings on unit price contracts typically occur on a monthly basis and are based on actual quantity of work performed or completed during the billing period.

Cost plus fee. Cost plus fee contracts are used for many projects in the Building and Specialty Contractors segments. Cost plus fee contracts include cost plus fixed fee contracts and cost plus award fee contracts. Cost plus fixed fee contracts provide for reimbursement of approved project costs plus a fixed fee. Cost plus award fee contracts provide for reimbursement of the project costs plus a base fee, as well as an incentive fee based on cost and/or schedule performance. Cost plus fee contracts serve to minimize the Company's financial risk, but may also limit profits. Billings on cost plus fee contracts typically occur on a monthly basis based on actual costs incurred plus a negotiated margin.

Changes in Contract Estimates that Impact Revenue

Changes to the total estimated contract revenue or cost for a given project, either due to unexpected events or revisions to management's initial estimates, are recognized in the period in which they are determined. Revenue was negatively impacted during the years ended December 31, 2025, 2024 and 2023 by $82.8 million, $275.8 million and $214.2 million, respectively, related to performance obligations satisfied (or partially satisfied) in prior periods for various projects, reflective of the net unfavorable impact of numerous legal judgments, settlements and other project charges. Refer to Note 14, *Business Segments*, for additional details on significant adjustments.

Remaining Performance Obligations

Remaining performance obligations represent the transaction price of firm orders for which work has not been performed and exclude unexercised contract options. As of December 31, 2025, the aggregate amounts of the transaction prices allocated to the remaining performance obligations of the Company's construction contracts were $9.8 billion, $4.8 billion and $2.3 billion for the Civil, Building and Specialty Contractors segments, respectively. As of December 31, 2024, the aggregate amounts of the transaction prices allocated to the remaining performance obligations of the Company's construction contracts were $7.3 billion, $4.6 billion and $2.0 billion for the Civil, Building and Specialty Contractors segments, respectively. The Company typically recognizes revenue on Civil segment projects over a period of three to five years, whereas for projects in the Building and Specialty Contractors segments, the Company typically recognizes revenue over a period of one to three years. Certain larger projects across all three segments may extend over a longer duration.

4. Contract Assets and Liabilities

The Company classifies contract assets and liabilities that may be settled beyond one year from the balance sheet date as current, consistent with the length of time of the Company's project operating cycle.

Contract assets and liabilities on the Consolidated Balance Sheets consisted of the following amounts as of December 31, 2025 and 2024:

	As of December 31,	
(in thousands)	2025	2024
Contract Assets		
Costs and estimated earnings in excess of billings:		
Claims	$ 324,727	$ 451,770
Unapproved change orders	402,060	393,803
Other unbilled costs and profits	92,412	96,949
Total costs and estimated earnings in excess of billings	$ 819,199	$ 942,522
Contract Liabilities		
Billings in excess of costs and estimated earnings	$ 1,838,610	$ 1,216,623

Costs and estimated earnings in excess of billings represent the excess of contract costs and profits (or contract revenue) over the amount of contract billings to date and are classified as a current asset. Costs and estimated earnings in excess of billings result when either: (1) the appropriate contract revenue amount has been recognized over time in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606")*,* but a portion of the revenue recorded cannot be billed currently due to the billing terms defined in the contract, or (2) costs are incurred related to certain claims and unapproved change orders. Claims occur when there is a dispute regarding both a change in the scope of work and the price associated with that change. Unapproved change orders occur when a change in the scope of work results in additional work being performed before the parties have agreed on the corresponding change in the contract price. The Company routinely estimates recovery related to claims and unapproved change orders as a form of variable consideration at the most likely amount it expects to receive and to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Claims and unapproved change orders are billable upon the agreement and resolution between the contractual parties and after the execution of contractual amendments. Increases in claims and unapproved change orders typically result from costs being incurred against existing or new positions; decreases normally result from resolutions and subsequent billings. As discussed in Note 8, the resolution of these claims and unapproved change orders may require litigation or other forms of dispute resolution proceedings. Other unbilled costs and profits are billable in accordance with the billing terms of each of the existing contractual arrangements and, as such, the timing of contract billing cycles can cause fluctuations in the balance of unbilled costs and profits. Ultimate resolution of other unbilled costs and profits typically involves incremental progress toward contractual requirements or milestones. The amount of costs and estimated earnings in excess of billings as of December 31, 2025 estimated by management to be collected beyond one year is approximately $501.4 million.

Billings in excess of costs and estimated earnings represent the excess of contract billings to date over the amount of contract costs and profits (or contract revenue) recognized to date. The balance may fluctuate depending on the timing of contract billings and the recognition of contract revenue. Revenue recognized during the years ended December 31, 2025, 2024 and 2023 and included in the opening billings in excess of costs and estimated earnings balances for each period totaled $1.1 billion, $963.9 million and $740.3 million, respectively.

5. Income Taxes

Income (loss) before income taxes is summarized as follows:

		Year Ended December 31,		
(in thousands)		2025	2024	2023
United States operations	$	164,017 $	(261,147) $	(232,512)
Foreign and U.S. territory operations		40,491	88,139	49,958
Total	$	204,508 $	(173,008) $	(182,554)

The income tax expense (benefit) is as follows:

		Year Ended December 31,		
(in thousands)		2025	2024	2023
Current expense (benefit):				
Federal	$	(3,661) $	8,832 $	(178)
State		9,856	3,997	1,888
Foreign and U.S. territories		8,371	14,510	8,153
Total current expense:		14,566	27,339	9,863
Deferred expense (benefit):				
Federal		44,735	(51,758)	(48,634)
State		4,648	(24,862)	(17,612)
Foreign and U.S. territories		(2,522)	(1,388)	1,426
Total deferred expense (benefit):		46,861	(78,008)	(64,820)
Total expense (benefit):	$	61,427 $	(50,669) $	(54,957)

The Company adopted ASU 2023-09 on a prospective basis beginning December 31, 2025. The following table presents the required disclosure pursuant to ASU 2023-09 and is a reconciliation of the Company's income tax expense at the statutory federal tax rate to the Company's effective tax rate for the year ended December 31, 2025:

		Year Ended December 31,	
		2025	
(dollars in thousands)		Amount	Rate
Federal income tax benefit at statutory tax rate	$	42,947	21.0 %
State income taxes, net of federal tax benefit[a]		11,563	5.7
Foreign tax effects:			
Canada:			
Statutory tax rate differential		(1,547)	(0.8)
Noncontrolling interests		3,780	1.8
Other		(1,244)	(0.6)
Commonwealth of the Northern Marianas Islands:			
Gross receipts tax credit		(4,069)	(2.0)
Other		(183)	(0.1)
Effects of cross-border tax laws:			
Foreign branch income or loss (net of foreign tax credits)		(5,451)	(2.7)
Foreign flow-through income or loss		2,298	1.1
Other		47	—
Tax credits:			
Research and development tax credits		(8,216)	(4.0)
Other		(6)	—
Changes in valuation allowances		1,782	0.9
Nontaxable or nondeductible items:			
Officers' compensation		32,576	15.9
Noncontrolling interests		(15,949)	(7.8)
Other		1,947	1.0
Changes in unrecognized tax benefits		1,041	0.5
Other		111	0.1
Income tax expense	$	61,427	30.0 %

(a) State taxes in California contributed to the majority (greater than 50%) of the tax effect in this category.

The following table presents the required disclosures prior to the adoption of ASU 2023-09 and is a reconciliation of the Company's income tax benefit at the statutory federal tax rate to the Company's effective tax rate for the years ended December 31, 2024 and 2023:

	Year Ended December 31,			
	2024		**2023**	
(dollars in thousands)	**Amount**	**Rate**	**Amount**	**Rate**
Federal income tax benefit at statutory tax rate	$ (36,332)	21.0 %	$ (38,336)	21.0 %
State income taxes, net of federal tax benefit	(16,591)	9.6	(10,556)	5.8
Share-based compensation	1,122	(0.6)	446	(0.2)
Officers' compensation	9,825	(5.7)	5,129	(2.8)
Noncontrolling interests	(9,892)	5.7	(9,795)	5.4
Federal R&D credits	(750)	0.4	(493)	0.3
Foreign tax rate differences	(422)	0.2	(297)	0.2
Valuation allowance	3,968	(2.3)	347	(0.2)
Other	(1,597)	1.0	(1,402)	0.6
Income tax benefit	$ (50,669)	29.3 %	$ (54,957)	30.1 %

Cash paid for income taxes (net of refunds received) by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 is as follows:

	Year Ended December 31,
(in thousands)	**2025**
Federal	$ (2,116)
State and local:	
California	6,804
Virginia	709
New York City	532
Pennsylvania	(655)
New York	(869)
Other state and local jurisdictions	(315)
Total state and local	6,206
Foreign and U.S. territories:	
Guam	7,450
Commonwealth of the Northern Marianas Islands	900
Puerto Rico	559
Canada	(4,303)
Other foreign and U.S. territory jurisdictions	9
Total foreign and U.S. territories	4,615
Total	$ 8,705

The following is a summary of the significant components of the deferred tax assets and liabilities:

	As of December 31,	
(in thousands)	2025	2024
Deferred tax assets:		
Timing of expense recognition	$ 67,606	$ 78,892
Net operating losses	117,475	144,148
Joint ventures	9,395	12,571
Lease liabilities	14,927	12,067
Other, net	24,326	29,001
Deferred tax assets	233,729	276,679
Valuation allowance	(15,789)	(14,014)
Net deferred tax assets	217,940	262,665
Deferred tax liabilities:		
Goodwill	(11,014)	(3,969)
Intangible assets, due primarily to purchase accounting	(15,291)	(16,786)
Fixed assets	(56,865)	(53,382)
Construction contract accounting	(3,246)	(7,212)
Joint ventures	(15,653)	(23,079)
Right-of-use assets	(13,573)	(10,992)
Other	(5,725)	(3,956)
Deferred tax liabilities	(121,367)	(119,376)
Net deferred tax assets	$ 96,573	$ 143,289

As of December 31, 2025, the Company had federal and various state net operating loss carryforwards of $286.1 million and $777.3 million, respectively. Federal net operating loss carryforwards do not have expiration dates, whereas the state net operating loss carryforwards have expiration dates ranging from 2026 to indefinite periods. As of December 31, 2024, the Company had federal and various state net operating loss carryforwards of $427.9 million and $793.6 million, respectively. As of December 31, 2025, the Company had federal and state tax credit carryforwards of approximately $11.0 million and $2.3 million, respectively. As of December 31, 2024, the Company had federal and state tax credit carryforwards of approximately $3.1 million and $4.8 million, respectively. The Company established a valuation allowance in 2025, 2024 and 2023 as a result of the uncertainty with the future realization of certain carryforwards for capital losses, foreign tax credits and state net operating losses.

The net deferred tax assets are presented in the Consolidated Balance Sheets as follows:

	As of December 31,	
(in thousands)	2025	2024
Deferred tax assets	$ 96,573	$ 143,289
Deferred tax liabilities	—	—
Net deferred tax assets	$ 96,573	$ 143,289

The Company's policy is to record interest and penalties on unrecognized tax benefits as an element of income tax expense. The cumulative amounts related to interest and penalties are added to the total unrecognized tax liabilities on the balance sheet. The total amount of gross unrecognized tax benefits as of December 31, 2025 that, if recognized, would impact the effective tax rate is $5.3 million. These changes are not expected to have a material impact to the effective tax rate.

The Company accounts for its uncertain tax positions in accordance with GAAP. The following is a reconciliation of the beginning and ending amounts of these unrecognized tax benefits for the three years ended December 31:

	As of December 31,					
(in thousands)		2025		2024		2023
Beginning balance	$	16,868	$	4,773	$	7,525
Change in tax positions of prior years		594		6,756		438
Change in tax positions of current year		2,511		6,385		(189)
Reduction in tax positions due to settlement with tax authorities		(7,645)		—		—
Reduction in tax positions for statute expirations		(1,096)		(1,046)		(3,001)
Ending balance	$	11,232	$	16,868	$	4,773

The Company conducts business internationally and, as a result, one or more of its subsidiaries files income tax returns in U.S. federal, U.S. state and certain foreign jurisdictions. Accordingly, in the normal course of business, the Company is subject to examination by taxing authorities principally throughout the United States, Guam and Canada. The Company's open tax years for a U.S. federal income tax audit are 2018 and later. The 2018 and 2019 federal income tax returns are currently under audit by the Internal Revenue Service. The Company has various years open to audit in a number of state and local jurisdictions and is currently under audit by various state and local taxing authorities.

6. Goodwill and Intangible Assets

Goodwill

The following table presents the changes in the carrying amount of goodwill since its inception through December 31, 2025:

(in thousands)		Civil		Building		Specialty Contractors		Total
Gross goodwill as of December 31, 2023	$	492,074	$	424,724	$	156,193	$	1,072,991
Accumulated impairment as of December 31, 2023		(286,931)		(424,724)		(156,193)		(867,848)
Goodwill as of December 31, 2023		205,143		—		—		205,143
2024 activity		—		—		—		—
Goodwill as of December 31, 2024		205,143		—		—		205,143
Current year activity		—		—		—		—
Goodwill as of December 31, 2025[(a)]	$	205,143	$	—	$	—	$	205,143

(a) As of December 31, 2025, accumulated impairment was $867.8 million.

The Company performed its annual impairment test in the fourth quarter of 2025 and concluded goodwill was not impaired. In addition, the Company determined that no triggering events occurred and no circumstances changed since the date of its annual impairment test that would more likely than not reduce the fair value of the Civil reporting unit below its carrying amount.

The Company will continue to monitor events and circumstances for changes that indicate the Civil reporting unit goodwill would need to be reevaluated for impairment during future interim periods prior to the annual impairment test. These future events and circumstances include, but are not limited to, changes in the overall financial performance of the Civil reporting unit, as well as other quantitative and qualitative factors which could indicate potential triggering events for possible impairment.

Intangible Assets

Intangible assets consist of the following:

(in thousands)	As of December 31, 2025					Weighted-Average Amortization Period
	Cost	Accumulated Amortization	Accumulated Impairment Charge	Carrying Value		
Trade names (non-amortizable)	$ 117,600	$ —	$ (67,190)	$ 50,410		Indefinite
Trade names (amortizable)	69,250	(32,596)	(23,232)	13,422		20 years
Contractor license	6,000	—	(6,000)	—		N/A
Customer relationships	39,800	(23,155)	(16,645)	—		N/A
Construction contract backlog	149,290	(149,290)	—	—		N/A
Total	$ 381,940	$ (205,041)	$ (113,067)	$ 63,832		

(in thousands)	As of December 31, 2024					Weighted-Average Amortization Period
	Cost	Accumulated Amortization	Accumulated Impairment Charge	Carrying Value		
Trade names (non-amortizable)	$ 117,600	$ —	$ (67,190)	$ 50,410		Indefinite
Trade names (amortizable)	69,250	(30,359)	(23,232)	15,659		20 years
Contractor license	6,000	—	(6,000)	—		N/A
Customer relationships	39,800	(23,155)	(16,645)	—		N/A
Construction contract backlog	149,290	(149,290)	—	—		N/A
Total	$ 381,940	$ (202,804)	$ (113,067)	$ 66,069		

Amortization expense related to amortizable intangible assets was $2.2 million for each of the years ended December 31, 2025, 2024 and 2023. Future amortization expense related to amortizable intangible assets will be approximately $2.2 million per year for the years 2026 through 2030, and $2.4 million in total thereafter.

The Company performed its annual impairment test for non-amortizable trade names during the fourth quarter of 2025. Based on this assessment, the Company concluded that its non-amortizable trade names were not impaired. In addition, the Company determined that no triggering events occurred and no circumstances changed since the date of its annual impairment test that would indicate impairment of its non-amortizable trade names. Other amortizable intangible assets are reviewed for impairment whenever circumstances indicate that the future cash flows generated by the assets might be less than the assets' net carrying value. The Company had no impairment of intangible assets during the years ended December 31, 2025, 2024 or 2023.

7.   Financial Commitments

Long-Term Debt

Long-term debt as reported on the Consolidated Balance Sheets consisted of the following:

(in thousands)	As of December 31,	
	2025	2024
2024 Senior Notes	$ 382,017	$ 378,023
Term Loan B	—	121,863
Revolver	—	—
Equipment financing and mortgages	18,261	25,038
Other indebtedness	7,096	9,214
Total debt	407,374	534,138
Less: Current maturities	14,589	24,113
Long-term debt, net	$ 392,785	$ 510,025

The following table reconciles the outstanding debt balances to the reported debt balances as of December 31, 2025 and 2024:

(in thousands)	As of December 31, 2025			As of December 31, 2024		
	Outstanding Debt	Unamortized Discounts and Issuance Costs	Debt, as reported	Outstanding Debt	Unamortized Discounts and Issuance Costs	Debt, as reported
2024 Senior Notes	$ 400,000	$ (17,983)	$ 382,017	$ 400,000	$ (21,977)	$ 378,023
Term Loan B	—	—	—	121,863	—	121,863

The unamortized issuance costs related to the Revolver were $0.9 million and $1.4 million, respectively, as of December 31, 2025 and 2024, and are included in other assets on the Consolidated Balance Sheets.

2024 Senior Notes

On April 22, 2024, the Company issued $400.0 million in aggregate principal amount of 11.875% Senior Notes due April 30, 2029 (the "2024 Senior Notes") in a private placement offering. Interest on the 2024 Senior Notes is payable in arrears semi-annually in April and October of each year, beginning in October 2024. Proceeds from the 2024 Senior Notes were used to redeem the 2017 Senior Notes (as discussed below).

Prior to April 30, 2026, the Company may redeem the 2024 Senior Notes at a redemption price equal to 100% of the principal amount plus a "make-whole" premium described in the indenture. In addition, prior to April 30, 2026, the Company may redeem up to 40% of the original aggregate principal amount of the 2024 Senior Notes at a redemption price of 111.875% of their principal amount with the "net cash proceeds" received by the Company from one or more equity offerings, as described in the indenture. On or after April 30, 2026, the Company may redeem the 2024 Senior Notes at specified redemption prices described in the indenture. If the Company experiences certain change of control events, holders of the 2024 Senior Notes may require the Company to repurchase all or part of the 2024 Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the redemption date.

The 2024 Senior Notes are senior unsecured obligations of the Company and are guaranteed by the Company's existing and future subsidiaries that also guarantee obligations under the Company's 2020 Credit Agreement. In addition, the indenture for the 2024 Senior Notes provides for customary covenants, including restrictions on the payment of dividends and share repurchases, and includes customary events of default.

Redemption of 2017 Senior Notes

On April 20, 2017, the Company issued $500.0 million in aggregate principal amount of 6.875% Senior Notes due May 1, 2025 (the "2017 Senior Notes") in a private placement offering.

The proceeds of the 2024 Senior Notes, together with cash on hand, were used to redeem in full, all of the outstanding obligations in respect of the 2017 Senior Notes. The redemption of the 2017 Senior Notes occurred on May 2, 2024 (the "2017 Senior Notes Redemption").

2020 Credit Agreement

On August 18, 2020, the Company entered into a credit agreement (as amended, the "2020 Credit Agreement") with BMO Bank N.A. (f/k/a BMO Harris Bank N.A.), as Administrative Agent, Swing Line Lender and L/C Issuer and other lenders. The 2020 Credit Agreement originally provided for a $425.0 million term loan B facility (the "Term Loan B") and a $175.0 million revolving credit facility (the "Revolver"), which was subsequently reduced to $170.0 million following the effectiveness of the 2024 Amendment (as defined and discussed below),with sub-limits for the issuance of letters of credit and swing line loans up to the aggregate amounts of $75.0 million and $10.0 million, respectively. The Term Loan B was set to mature on August 18, 2027. Prior to the 2017 Senior Notes Redemption, if any of the 2017 Senior Notes had remained outstanding beyond certain dates, the maturities of the Term Loan B and the Revolver would have been subject to acceleration ("spring-forward maturity"). However, following the 2017 Senior Notes Redemption and the consummation of the 2024 Amendment, the spring-forward maturity of the Term Loan B is no longer in effect and the spring-forward maturity of the Revolver has been extended (as described below).

On April 15, 2024, the Company entered into an amendment in respect of the 2020 Credit Agreement (the "2024 Amendment") which, among other changes, (1) extends the existing Revolver maturity date from August 18, 2025 to (a) if any tranche of the Term Loan B, any incremental term loan or any refinancing term loan (or any refinancing or replacement thereof) remains outstanding, the earlier of (i) May 20, 2027 and (ii) the date that is ninety (90) days prior to the final maturity of any tranche of the Term Loan B, any incremental term loan or any refinancing term loan (or any refinancing or replacement thereof), as applicable, and (b) if no obligations are outstanding with respect to any tranche of the Term Loan B, any incremental term loan or any refinancing term loan, August 18, 2027 and (2) permanently reduces the aggregate commitments in respect of the Revolver by $5.0 million from $175.0 million to $170.0 million. The 2024 Amendment became effective on May 2, 2024 upon the completion of the 2017 Senior Notes Redemption.

The 2020 Credit Agreement permits the Company to repay any or all borrowings outstanding under the 2020 Credit Agreement at any time prior to maturity without penalty. The 2020 Credit Agreement requires the Company to make regularly scheduled payments of principal on the Term Loan B in quarterly installments equal to 0.25% of the initial principal amount of the Term Loan B. The 2020 Credit Agreement also requires the Company to make prepayments on the Term Loan B in connection with certain asset sales, receipts of insurance proceeds, incurrences of certain indebtedness and annual excess cash flow (in each case, subject to certain customary exceptions). During the first quarter of 2025, the Company voluntarily repaid the remaining $121.9 million outstanding balance of the Term Loan B.

Subject to certain exceptions, at any time prior to maturity, the 2020 Credit Agreement provides the Company with the right to increase the commitments under the Revolver and/or to establish one or more term loan facilities in an aggregate amount up to (i) the greater of $173.5 million and 50% LTM EBITDA (as defined in the 2020 Credit Agreement) plus (ii) additional amounts if (A) in the case of pari passu first lien secured indebtedness, the First Lien Net Leverage Ratio (as defined in the 2020 Credit Agreement) does not exceed 1.35:1.00, (B) in the case of junior lien secured indebtedness, the Total Net Leverage Ratio (as defined in the 2020 Credit Agreement) does not exceed 3.50:1.00 and (C) in the case of unsecured indebtedness, (x) the Total Net Leverage Ratio does not exceed 3.50:1.00 or (y) the Fixed Charge Coverage Ratio (as defined in the 2020 Credit Agreement) is no less than 2.00:1.00.

Borrowings under the 2020 Credit Agreement bear interest, at the Company's option, at a rate equal to (i) (A) in the case of the Term Loan B, following the amendment to the 2020 Credit Agreement on May 2, 2023 (as discussed below), (x) the Adjusted Term Secured Overnight Financing Rate ("Adjusted Term SOFR") (calculated with a 11.448 basis point, 26.161 basis point and 42.826 basis point credit spread adjustment for a 1, 3 and 6 month interest period, respectively) or (y) a base rate (determined by reference to the highest of (1) the administrative agent's prime lending rate, (2) the federal funds effective rate plus 50 basis points and (3) the Adjusted Term SOFR rate for a one-month interest period plus 100 basis points) and (B) in the case of the Revolver, following the amendment to the 2020 Credit Agreement on October 31, 2022 (as discussed below), (x) the Adjusted Term SOFR rate (calculated with a 10 basis point credit spread adjustment for all interest periods) or (y) a base rate (determined by reference to the highest of (1) the administrative agent's prime lending rate, (2) the federal funds effective rate plus 50 basis points and (3) the Adjusted Term SOFR rate for a one-month interest period plus 100 basis points) plus, in each case, (ii) an applicable margin. The margin applicable to the Term Loan B is between 4.50% and 4.75% for Adjusted Term SOFR and between 3.50% and 3.75% for base rate, and, in each case, is based on the Total Net Leverage Ratio. The margin applicable to the Revolver is between 4.25% and 4.75% for Adjusted Term SOFR and 3.25% and 3.75% for base rate, and, in each case, is based on the First Lien Net Leverage Ratio. Effective following the amendment to the 2020 Credit Agreement on October 31, 2022, the Company's original London Interbank Offered Rate ("LIBOR") option in respect of the Revolver was transitioned to Adjusted Term SOFR. Effective May 2, 2023, the 2020 Credit Agreement was further amended to transition the Company's original LIBOR option in respect of the Term Loan B to Adjusted Term SOFR. In addition to paying interest on outstanding principal under the 2020 Credit Agreement, the Company will pay a commitment fee to the lenders under the Revolver in respect of the unutilized commitments thereunder. The Company will pay customary letter of credit fees. If a payment or bankruptcy event of default occurs and is continuing, the otherwise applicable margin on overdue amounts will be increased by 2% per annum. The 2020 Credit Agreement includes customary provisions for the replacement of Adjusted Term SOFR with an alternative benchmark rate upon Adjusted Term SOFR being discontinued. The average borrowing rates on the Term Loan B and the Revolver during the year ended December 31, 2025 were approximately 9.2% and 10.8%, respectively.

As amended, the 2020 Credit Agreement requires, solely with respect to the Revolver, the Company and its restricted subsidiaries to maintain a maximum First Lien Net Leverage Ratio of 2.25:1.00 for the fiscal quarter ending December 31, 2023 and each fiscal quarter thereafter. The 2020 Credit Agreement also includes certain customary representations and warranties, affirmative covenants and events of default. Subject to certain exceptions, substantially all of the Company's existing and future material wholly-owned subsidiaries unconditionally guarantee the obligations of the Company under the 2020 Credit Agreement; additionally, subject to certain exceptions, the obligations are secured by a lien on substantially all of the assets of the Company and its subsidiaries guaranteeing these obligations.

As of December 31, 2025, the entire $170.0 million was available under the Revolver. The Company was in compliance with the financial covenant under the 2020 Credit Agreement for the period ended December 31, 2025.

Equipment Financing and Mortgages

The Company has certain loans entered into for the purchase of specific property, plant and equipment and secured by the assets purchased. The aggregate balance of equipment financing loans was approximately $13.1 million and $19.3 million at December 31, 2025 and 2024, respectively, with interest rates ranging from 2.54% to 7.32% with equal monthly installment payments over periods up to 5 years. The aggregate balance of mortgage loans was approximately $5.1 million and $5.8 million at December 31, 2025 and 2024, respectively, with interest rates of SOFR plus 2.00% and monthly installment payments over periods up to 10 years.

The following table presents the future principal payments required under all of the Company's debt obligations, discussed above:

Year (in thousands)	
2026	$ 14,589
2027	3,212
2028	2,670
2029	402,223
2030	1,268
Thereafter	1,395
	425,357
Less: Unamortized discounts and issuance costs	17,983
Total	$ 407,374

Interest Expense

Interest expense as reported in the Consolidated Statements of Operations consisted of the following:

	For the year ended December 31,		
(in thousands)	2025	2024	2023
Cash interest expense:			
Interest on Term Loan B	$ 876	$ 27,452	$ 38,266
Interest on 2024 Senior Notes	47,500	32,458	—
Interest on 2017 Senior Notes	—	11,554	34,375
Interest on Revolver	193	1,194	4,924
Other interest	1,843	2,407	2,134
Total cash interest expense	50,412	75,065	79,699
Non-cash interest expense[a]:			
Amortization of discount and debt issuance costs on Term Loan B	—	9,410	3,592
Amortization of debt issuance costs on Revolver	559	632	745
Amortization of debt issuance costs on 2024 Senior Notes	3,994	2,436	—
Amortization of debt issuance costs on 2017 Senior Notes	—	392	1,121
Non-cash portion of loss on extinguishment	—	1,198	—
Total non-cash interest expense	4,553	14,068	5,458
Total interest expense	$ 54,965	$ 89,133	$ 85,157

(a) The combination of cash and non-cash interest expense produces effective interest rates that are higher than contractual rates. Accordingly, the effective interest rate for the 2024 Senior Notes was 13.56% for the year ended December 31, 2025.

8. Commitments and Contingencies

The Company and certain of its subsidiaries are involved in litigation and other legal proceedings and forms of dispute resolution in the ordinary course of business, including but not limited to disputes over contract payment and/or performance-related issues (such as disagreements regarding delay or a change in the scope of work of a project and/or the price associated with that change) and other matters incidental to the Company's business. In accordance with ASC 606, the Company makes assessments of these types of matters on a routine basis and, to the extent permitted by ASC 606, estimates and records recovery related to these matters as a form of variable consideration at the most likely amount the Company expects to receive, as discussed further in Note 1(d) and Note 4. In addition, the Company is contingently liable for litigation, performance guarantees and other commitments arising in the ordinary course of business, which are accounted for in accordance with ASC 450, *Contingencies*. Management reviews these matters regularly and updates or revises its estimates as warranted by subsequent information and developments. These assessments require judgments concerning matters that are inherently uncertain, such as litigation developments and outcomes, the anticipated outcome of negotiations and the estimated cost of resolving disputes. Consequently, these assessments are estimates, and actual amounts may vary from such estimates. In addition, because such matters are typically resolved over long periods of time, the Company's assets and liabilities may change over time should the circumstances dictate. The description of the legal proceedings listed below include management's assessment of those proceedings. Management believes that, based on current information and discussions with the Company's legal counsel, the ultimate resolution of other matters is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

A description of the material pending legal proceedings, other than ordinary routine litigation incidental to the business, is as follows:

Alaskan Way Viaduct Matter

In January 2011, Seattle Tunnel Partners ("STP"), a joint venture between Dragados USA, Inc. and the Company, entered into a design-build contract with the Washington State Department of Transportation ("WSDOT") for the construction of a large-diameter bored tunnel in downtown Seattle, King County, Washington to replace the Alaskan Way Viaduct, also known as State Route 99. The Company has a 45% interest in STP. The construction of the large-diameter bored tunnel required the use of a tunnel boring machine ("TBM"). In December 2013, the TBM struck a steel pipe, installed by WSDOT as a well casing for an exploratory well. The TBM was significantly damaged and was required to be repaired. STP asserted that the steel pipe casing was a differing site condition that WSDOT failed to properly disclose. The Disputes Review Board mandated by the contract to hear disputes issued a decision finding the steel casing was a Type I (material) differing site condition. WSDOT did not accept that finding.

Case Against WSDOT

In March 2016, WSDOT filed a complaint against STP in Thurston County Superior Court alleging breach of contract, seeking $57.2 million in delay-related damages and seeking declaratory relief. STP subsequently filed a counterclaim against WSDOT seeking damages in excess of $640 million. The jury trial between STP and WSDOT commenced on October 7, 2019 and concluded on December 13, 2019, with a jury verdict in favor of WSDOT awarding them $57.2 million in damages. The Company recorded the impact of the jury verdict during the fourth quarter of 2019, resulting in a pre-tax charge of $166.8 million, which included $25.7 million for the Company's 45% proportionate share of the $57.2 million in damages awarded by the jury to WSDOT. The charge was for non-cash write-downs primarily related to the costs and estimated earnings in excess of billings and receivables that the Company previously recorded to reflect its expected recovery in this case. STP's petition for discretionary review by the Washington Supreme Court was denied on October 10, 2022. On October 18, 2022, STP paid the damages and associated interest from the judgment, which included the Company's proportionate share of $34.6 million. As a result, the lawsuit between STP and WSDOT has concluded.

Case Against Insurers

The TBM was insured under a Builder's Risk Insurance Policy (the "Policy") with Great Lakes Reinsurance (UK) PLC and a consortium of other insurers (the "Insurers"). STP submitted the claims to the Insurers and requested interim payments under the Policy. The Insurers refused to pay and denied coverage. In June 2015, STP filed a lawsuit in the King County Superior Court, State of Washington seeking declaratory relief, as well as damages as a result of the Insurers' breach of their obligations under the terms of the Policy. On September 30, 2024, after several years of law and motion proceedings, a confidential settlement was reached resolving the case in full for a substantial sum. Payment was received in October 2024 and the case against the Insurers was dismissed. As a result of the settlement, STP resolved the claims of Hitachi Zosen (the manufacturer of the TBM) and the remaining subcontractor lawsuits pending on the project, including those with the Company's subsidiaries.

Case Against Designer

On April 13, 2023, STP filed a case in the Washington Superior Court against HNTB Corporation ("HNTB"), STP's design firm on the project, wherein STP alleges that HNTB is liable for providing design services that resulted in the TBM striking the steel pipe described above and for additional steel quantity costs associated with the project. Due to the resolution of the matter against the Insurers and WSDOT discussed above, and subject to any setoffs or contractual damages limitations, STP's current claim against HNTB exceeds $300 million and includes HNTB's liability for providing design services, amounts paid by STP to WSDOT in liquidated damages and interest as well as certain subcontractor delay claims paid by STP to subcontractors in November 2024. The case is currently scheduled for trial to commence in June 2026. With respect to STP's claims against HNTB, management has included in receivables an estimate of the total anticipated recovery concluded to be probable. The case against HNTB is the final case related to the project.

9.   Leases

The Company leases certain office space, construction and office equipment, vehicles and temporary housing generally under non-cancelable operating leases. Leases with an initial term of one year or less are not recorded on the balance sheet, and the Company generally recognizes lease expense for these leases on a straight-line basis over the lease term. As of December 31, 2025, the Company's operating leases have remaining lease terms ranging from less than one year to 13 years, some of which include options to renew the leases. The exercise of lease renewal options is generally at the Company's sole discretion. The Company's leases do not contain any material residual value guarantees or material restrictive covenants.

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use ("ROU") assets are included in other assets, while current and long-term operating lease liabilities are included in accrued expenses and other current liabilities, and other long-term liabilities, respectively, on the Consolidated Balance Sheets. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The present value of future lease payments are discounted using either the implicit rate in the lease, if known, or the Company's incremental borrowing rate for the specific lease as of the lease commencement date. The ROU asset is also adjusted for any prepayments made or incentives received. The lease terms include options to extend or terminate the lease only to the extent it is reasonably certain any of those options will be exercised. Lease expense is recognized on a straight-line basis over the lease term. The Company accounts for lease components (e.g., fixed payments) separate from the non-lease components (e.g., common-area maintenance costs). The Company does not have any material financing leases.

The following table presents components of lease expense for the years ended December 31, 2025 and 2024:

(in thousands)	For the year ended December 31,	
	2025	2024
Operating lease expense	$ 15,313	$ 13,524
Short-term lease expense[a]	54,772	55,425
	70,085	68,949
Less: Sublease income	1,152	897
Total lease expense	$ 68,933	$ 68,052

_____

(a)   Short-term lease expense includes all leases with lease terms ranging from less than one month to one year. Short-term leases include, among other things, construction equipment rented on an as-needed basis as well as temporary housing.

The following table presents supplemental balance sheet information related to operating leases:

		As of December 31,	
(dollars in thousands)	Balance Sheet Line Item	2025	2024
Assets			
ROU assets	Other assets	$ 58,608	$ 41,695
Total lease assets		$ 58,608	$ 41,695
Liabilities			
Current lease liabilities	Accrued expenses and other current liabilities	$ 11,763	$ 7,066
Long-term lease liabilities	Other long-term liabilities	51,783	38,630
Total lease liabilities		$ 63,546	$ 45,696
Weighted-average remaining lease term		6.4 years	8.0 years
Weighted-average discount rate		8.04 %	9.73 %

The following table presents supplemental cash flow information and non-cash activity related to operating leases:

	As of December 31,	
(in thousands)	2025	2024
Operating cash flow information:		
Cash paid for amounts included in the measurement of lease liabilities	$ (14,383)	$ (13,013)
Non-cash activity:		
ROU assets obtained in exchange for lease liabilities	$ 27,236	$ 10,817

The following table presents maturities of operating lease liabilities on an undiscounted basis as of December 31, 2025:

Year (in thousands)	Operating Leases
2026	$ 16,529
2027	14,822
2028	13,346
2029	10,842
2030	7,016
Thereafter	22,310
Total lease payments	84,865
Less: Imputed interest	21,319
Total	$ 63,546

10. Share-Based Compensation

The Tutor Perini Corporation Omnibus Incentive Plan (the "Plan") provides for the grant of non-qualified and incentive stock options, stock appreciation rights, deferred stock awards, RSUs, unrestricted stock awards, dividend equivalent rights, performance awards and cash-based awards to eligible full-time and part-time officers, employees, non-employee directors and other key persons (including qualifying consultants and prospective employees) of the Company and its subsidiaries. On May 15, 2025, the Company's shareholders approved an amendment and restatement of the Plan to (1) increase the total number of shares of the Company's common stock available for issuance under the Plan by 2,000,000 shares and (2) extend the term within which new awards may be granted under the Plan through April 10, 2030. As of December 31, 2025, there were 3,687,558 shares of common stock available for grant under the Plan and an aggregate of 1,216,380 RSUs and stock options from outstanding, historical awards that either had not vested or had vested but had not been exercised. Any awards that were granted under the Plan that are forfeited, cancelled or held back for net settlement will become available to be issued under the Plan.

The terms of the Plan give the Company the right to settle the vesting of RSU grants in cash or shares. CPSU and CRSU grants must only be settled in cash.

The following table summarizes RSU, stock option, CPSU and CRSU activity:

	Time-Based RSUs		Performance-Based RSUs		Stock Options		CPSUs		CRSUs	
	Number	Weighted-Average Grant Date Fair Value Per Share	Number	Weighted-Average Grant Date Fair Value Per Share	Number	Weighted-Average Exercise/ (Strike) Price Per Share	Number	Weighted-Average Grant Date Fair Value Per Unit	Number	Weighted-Average Grant Date Fair Value Per Unit
Outstanding as of December 31, 2022	1,106,670	$ 15.66	—	$ —	1,625,265	$ 22.93	814,620	$ 16.61	100,000	$ 6.99
Granted	590,188	8.66	—	—	—	—	901,541	11.18	214,379	8.43
Expired or cancelled	(45,000)	16.19	—	—	(190,000)	19.88	(380,782)	20.37	—	—
Vested/exercised	(404,229)	15.75	—	—	—	—	(150,696)	11.98	(30,000)	8.98
Outstanding as of December 31, 2023	1,247,629	$ 12.30	—	$ —	1,435,265	$ 23.33	1,184,683	$ 11.86	284,379	$ 7.87
Granted	30,000	12.68	—	—	—	—	645,180	19.17	673,855	12.75
Earned for performance above target	—	—	—	—	—	—	72,864	19.24	—	—
Expired or cancelled	(50,000)	23.14	—	—	(287,337)	26.62	(157,884)	10.53	—	—
Vested/exercised	(598,913)	13.24	—	—	(471,295)	20.12	(230,748)	19.24	(171,459)	7.59
Outstanding as of December 31, 2024	628,716	$ 10.57	—	$ —	676,633	$ 24.17	1,514,095	$ 14.34	786,775	$ 12.11
Granted	461,095	37.41	151,623	47.76	—	—	—	—	381,410	27.59
Earned for performance above target	—	—	—	—	—	—	636,368	12.95	—	—
Expired or cancelled	—	—	—	—	(177,201)	23.56	(265,094)	8.66	(74,279)	36.35
Vested/exercised	(411,986)	11.38	—	—	(112,500)	19.61	(1,140,189)	12.80	(286,520)	11.62
Outstanding as of December 31, 2025	677,825	$ 28.33	151,623	$ 47.76	386,932	$ 25.77	745,180	$ 17.54	807,386	$ 17.37
Vested and expected to vest at December 31, 2025	677,825	$ 28.33	151,623	$ 47.76	386,932	$ 25.77	745,180	$ 17.54	807,386	$ 17.37

Included in the above table are certain time-based RSU grants which are classified as liabilities in accordance with ASC 718, *Stock Compensation* because they contained a guaranteed minimum payout and may be settled in shares of the Company's stock, cash or a combination thereof, at the Company's discretion. As of December 31, 2023, there were 50,000 RSUs with guaranteed minimum payouts outstanding, with a weighted-average grant date fair value per share of $26.32. As of December 31, 2024 and 2025 there were no remaining RSUs with guaranteed minimum payouts outstanding. The number of performance-based RSUs and CPSUs granted in the above table are presented at target-level performance and adjusted to actual units upon vesting. Actual payout of these awards can range from 0% to 250% of target-level performance depending upon the terms of the award and the achievement of required performance conditions. Awards paid above target-level performance are included in the "earned for performance above target" line in the table above.

The Company recognized liabilities for CPSUs, RSUs with guaranteed minimum payouts and CRSUs totaling approximately $85.2 million and $34.6 million as of December 31, 2025 and 2024, respectively. The Company paid approximately $90.4 million in 2025, $4.0 million in 2024 and $2.8 million in 2023 to settle certain awards.

The following table summarizes unrestricted common stock awards, which are generally issued to the non-employee members of the Company's Board of Directors as part of their annual retainer fees:

	Unrestricted Stock Awards	
Year	Number	Weighted-Average Grant Date Fair Value Per Share
2023	302,112	$ 5.66
2024	73,716	20.89
2025	40,710	36.35

The fair value of unrestricted common stock awards issued during 2025, 2024 and 2023 was approximately $1.5 million, $1.5 million and $1.7 million, respectively.

The following table summarizes the fair value of RSUs, CPSUs and CRSUs that vested during 2025, 2024 and 2023:

	For the year ended December 31,		
(in thousands)	2025	2024	2023
Fair value of vested shares on vesting date:			
Time-based RSUs	$ 10,855	$ 9,971	$ 4,110
CPSUs	76,415	5,584	1,077
CRSUs	8,446	3,040	185

As of December 31, 2025, the balance of unamortized time-based RSU, performance-based RSU, CPSU and CRSU expense was $14.4 million, $5.2 million, $30.2 million and $24.7 million, respectively, which is expected to be recognized over weighted-average periods of 2.4 years for time-based RSUs, 2.0 years for performance-based RSUs, one year for CPSUs and 1.3 years for CRSUs. As of December 31, 2025, there was no remaining unamortized stock option expense.

The 386,932 outstanding stock options as of December 31, 2025, which were all exercisable, had an intrinsic value of $16.0 million and a weighted-average remaining contractual life of 1.9 years. Stock options that were exercised during 2025 and 2024 had an intrinsic value of $4.5 million and $3.1 million, respectively.

For the years ended December 31, 2025, 2024 and 2023, the Company recognized, as part of general and administrative expenses, costs for share-based payment arrangements for employees of $148.5 million, $38.8 million and $10.5 million, respectively. Additionally for the same periods, the Company recognized as part of general and administrative expenses, costs for share-based awards to non-employee directors of $1.5 million, $1.5 million and $1.7 million, respectively. The aggregate tax benefits for these awards were approximately $1.3 million, $0.7 million and $0.8 million, for the respective periods.

11. Employee Benefit Plans

Defined Benefit Pension Plan

The Company has a defined benefit pension plan that covers certain of its executive, professional, administrative and clerical employees, subject to certain specified service requirements. The pension plan is noncontributory and benefits are based on an employee's years of service and "final average earnings," as defined by the pension plan. The pension plan provides reduced benefits for early retirement and takes into account offsets for social security benefits. The Company also has an unfunded supplemental retirement plan ("Benefit Equalization Plan") for certain employees whose benefits under the defined benefit pension plan were reduced because of compensation limitations under federal tax laws. Effective June 1, 2004, all benefit accruals under the Company's pension plan and Benefit Equalization Plan were frozen; however, the current vested benefit was preserved. Pension disclosure as presented below includes aggregated amounts for both of the Company's plans, except where otherwise indicated. In November 2025, the Company's Board of Directors voted to terminate the Company's pension plan, with an anticipated effective date of March 31, 2026. All obligations due under this plan are expected to be satisfied during 2026.

The Company historically has used the date of its year-end as its measurement date to determine the funded status of the pension plan.

The long-term investment goals of the Company's pension plan are to manage the assets in accordance with the legal requirements of all applicable laws; produce investment returns which maximize return within reasonable and prudent levels of risks; and achieve a fully funded status with regard to pension liabilities. Some risk must be assumed in order to achieve the investment goals. Investments with the ability to withstand short and intermediate term variability are considered and some interim fluctuations in market value and rates of return are tolerated in order to achieve the pension plan's longer-term objectives.

The pension plan's assets are managed by a third-party investment manager. The Company monitors investment performance and risk on an ongoing basis.

The following table sets forth a summary of net periodic benefit cost for the years ended December 31, 2025, 2024 and 2023:

		Year Ended December 31,				
(in thousands)		**2025**		**2024**		**2023**
Interest cost	$	3,760	$	3,651	$	3,839
Service cost		685		988		1,000
Expected return on plan assets		(3,594)		(3,763)		(3,875)
Recognized net actuarial losses		1,747		1,803		1,699
Net periodic benefit cost	$	2,598	$	2,679	$	2,663
Actuarial assumptions used to determine net cost:						
Discount rate		5.50 %		4.95 %		5.16 %
Expected return on assets		5.00 %		6.25 %		6.25 %
Rate of increase in compensation		N/A		N/A		N/A

The target asset allocation for the Company's pension plan by asset category for 2026 and the actual asset allocation as of December 31, 2025 and 2024 by asset category are as follows:

	Percentage of Plan Assets as of December 31,		
Asset Category	**Target Allocation 2026**	**Actual Allocation**	
		2025	**2024**
Cash	2 %	7 %	5 %
Equity funds	18	11	60
Fixed income funds	80	82	35
Total	100 %	100 %	100 %

The Company expects to contribute approximately $1.2 million to its defined benefit pension plan in 2026.

Future benefit payments under the plans for the next ten years are estimated as follows. These payments reflect calculated amounts prior to the effect of the anticipated termination of the pension plan.

(in thousands) Year ended December 31,		
2026	$	6,790
2027		6,678
2028		6,534
2029		6,364
2030		6,175
2031-2035		27,436
Total	$	59,977

The following tables provide a reconciliation of the changes in the fair value of plan assets and plan benefit obligations during 2025 and 2024, and a summary of the funded status as of December 31, 2025 and 2024:

(in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024
Change in Fair Value of Plan Assets		
Balance at beginning of year	$ 60,247	$ 57,882
Actual return on plan assets	6,032	7,227
Company contribution	2,763	2,861
Benefit payments	(7,103)	(7,723)
Balance at end of year	$ 61,939	$ 60,247

(in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024
Change in Benefit Obligations		
Balance at beginning of year	$ 71,581	$ 77,443
Interest cost	3,760	3,651
Service cost	685	988
Assumption change (gain) loss	1,596	(3,161)
Actuarial loss	835	383
Benefit payments	(7,103)	(7,723)
Balance at end of year	$ 71,354	$ 71,581

(in thousands)	As of December 31, 2025	As of December 31, 2024
Funded status	$ (9,415)	$ (11,334)
Net unfunded amounts recognized in Consolidated Balance Sheets consist of:		
Current liabilities	$ (303)	$ (295)
Long-term liabilities	(9,112)	(11,039)
Total net unfunded amount recognized in Consolidated Balance Sheets	$ (9,415)	$ (11,334)

Amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive loss consist of net actuarial losses before income taxes of $35.0 million and $36.7 million as of December 31, 2025 and 2024, respectively.

The discount rate used in determining the accumulated post-retirement benefit obligation was 5.2% and 5.5% as of December 31, 2025 and 2024, respectively. The discount rate used for the accumulated post-retirement obligation was derived using a blend of U.S. Treasury and high-quality corporate bond discount rates.

The expected long-term rate of return on assets assumption was 5.0% and 6.3% for 2025 and 2024, respectively. The expected long-term rate of return on assets assumption was developed considering forward looking capital market assumptions and historical return expectations for each asset class assuming the plans' target asset allocation and full availability of invested assets.

Closely held fund strategies seek to capitalize on inefficiencies identified across different asset classes or markets and include investments in both long and short equity securities.

Plan assets were measured at fair value. Mutual funds are public investment vehicles valued using the Net Asset Value ("NAV") of shares held by the pension plan at year-end. Fixed income funds are valued based on quoted market prices in active markets. Closely held funds, which are only available through private offerings, do not have readily determinable fair values. Estimates of fair value of these funds were determined using the information provided by the fund managers and are generally based on the NAV per share or its equivalent.

The following table sets forth the pension plan assets at fair value in accordance with the fair value hierarchy described in Note 12:

| (in thousands) | As of December 31, 2025 | | | | As of December 31, 2024 | | | |
| | Fair Value Hierarchy | | | | Fair Value Hierarchy | | | |
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 4,336	$ —	$ —	$ 4,336	$ 3,177	$ —	$ —	$ 3,177
Fixed income funds	560	12,741	—	13,301	—	3,133	—	3,133
Exchange traded funds	37,682	—	—	37,682	—	—	—	—
Mutual funds	—	—	—	—	46,467	—	—	46,467
	$ 42,578	$ 12,741	$ —	$ 55,319	$ 49,644	$ 3,133	$ —	$ 52,777
Closely held funds[a]								
Equity partnerships				119				2,139
Hedge fund investments				6,501				5,331
Total closely held funds[a]				6,620				7,470
Total	$ 42,578	$ 12,741	$ —	$ 61,939	$ 49,644	$ 3,133	$ —	$ 60,247

(a) The pension plan's investments in closely held funds are not categorized in the fair value hierarchy because they are measured at NAV using the practical expedient under ASC 820, *Fair Value Measurement* ("ASC 820"). The underlying holdings of closely held funds were composed of a combination of Level 1, 2 and 3 investments, and in some cases, may also include investments not categorized in the fair value hierarchy because they are measured at NAV using the practical expedient, as described above. The pension plan assets included investments in hedge funds and equity partnerships which do not have readily determinable fair values. The underlying holdings of the funds were composed of a combination of assets for which the estimate of fair value is determined using information provided by fund managers.

The plans have benefit obligations in excess of the fair value of each plan's assets as follows:

| (in thousands) | As of December 31, 2025 | | | As of December 31, 2024 | | |
	Pension Plan	Benefit Equalization Plan	Total	Pension Plan	Benefit Equalization Plan	Total
Projected benefit obligation	$ 69,059	$ 2,295	$ 71,354	$ 69,248	$ 2,333	$ 71,581
Accumulated benefit obligation	$ 69,059	$ 2,295	$ 71,354	$ 69,248	$ 2,333	$ 71,581
Fair value of plans' assets	$ 61,939	$ —	$ 61,939	$ 60,247	$ —	$ 60,247
Projected benefit obligation greater than fair value of plans' assets	$ 7,120	$ 2,295	$ 9,415	$ 9,001	$ 2,333	$ 11,334
Accumulated benefit obligation greater than fair value of plans' assets	$ 7,120	$ 2,295	$ 9,415	$ 9,001	$ 2,333	$ 11,334

Section 401(k) Plan

The Company has a contributory Section 401(k) plan which covers its executive, professional, administrative and clerical employees, subject to certain specified service requirements. The cost recognized by the Company for its 401(k) plan was $8.0 million in 2025, $4.4 million in 2024 and $4.1 million in 2023, respectively. The Company's contribution is based on a non-discretionary match of employees' contributions, as defined by the plan.

Multiemployer Plans

In addition to the Company's defined benefit pension and contribution plans discussed above, the Company participates in multiemployer pension plans for its union construction employees. Contributions are based on the hours worked by employees covered under various collective bargaining agreements. Under the Employee Retirement Income Security Act, a contributor to a multiemployer plan is only liable for its proportionate share of a plan's unfunded vested liability upon termination, or withdrawal from a plan. The Company currently has no intention of withdrawing from any of the multiemployer pension plans in which it participates and, therefore, has not recognized a liability for its proportionate share of any unfunded vested liabilities associated with these plans.

The following table summarizes key information for the plans that the Company made significant contributions to during the three years ended December 31:

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status[a]		FIP/RP Status Pending or Implemented[b]	Company Contributions (amounts in millions)			Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
		2025	2024		2025[c]	2024	2023		
Construction Laborers Pension Trust Fund for Southern California	43-6159056	Green	Green	N/A	$ 5.8	$ 5.2 [d]	$ 2.1	No	6/30/2026
The Pension, Hospitalization and Benefit Plan of the Electrical Industry - Pension Trust Account	13-6123601/001	Green	Green	N/A	3.8	3.4 [d]	4.2 [d]	No	4/12/2028
Southern California IBEW-NECA Pension Plan	95-6392774	Yellow	Yellow	Implemented	3.7	2.4	1.0	No	6/30/2026
Carpenters Pension Trust Fund for Northern California	94-6050970	Green	Red	N/A	3.2	2.5	2.5	No	6/30/2027
Western States Carpenters Pension Plan	95-6042875	Green	Green	N/A	3.1	2.7	1.3	No	6/30/2026

(a) The Pension Protection Act Zone Status columns provide the two most recently available Pension Protection Act zone status reports from each plan.

(b) The "FIP/RP Status Pending or Implemented" column indicates plans for which a funding improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or implemented.

(c) The Company's contributions as a percentage of total plan contributions were not available for the 2025 plan year for any of the above pension funds.

(d) These amounts exceeded 5% of the respective total plan contributions.

In addition to the individually significant plans described above, the Company also contributed approximately $36.7 million in 2025, $31.7 million in 2024 and $37.7 million in 2023 to other multiemployer pension plans. Funding for these payments is principally provided for in the contracts with our customers.

12. Fair Value Measurements

The fair value hierarchy established by ASC 820 prioritizes the use of inputs used in valuation techniques into the following three levels:

- Level 1 inputs are observable quoted prices in active markets for identical assets or liabilities
- Level 2 inputs are observable, either directly or indirectly, but are not Level 1 inputs
- Level 3 inputs are unobservable

The following fair value hierarchy table presents the Company's assets that are measured at fair value on a recurring basis as of December 31, 2025 and 2024:

	As of December 31, 2025				As of December 31, 2024			
	Fair Value Hierarchy				Fair Value Hierarchy			
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents[a]	$734,553	$ —	$ —	$ 734,553	$455,084	$ —	$ —	$455,084
Restricted cash[a]	35,641	—	—	35,641	9,104	—	—	9,104
Restricted investments[b]	—	228,959	—	228,959	—	139,986	—	139,986
Investments in lieu of retention[c]	27,849	159,142	—	186,991	38,359	106,765	—	145,124
Total	$798,043	$ 388,101	$ —	$1,186,144	$502,547	$ 246,751	$ —	$749,298

(a) Includes money market funds and short-term investments with maturity dates of three months or less when acquired.

(b) Restricted investments, as of December 31, 2025 and 2024, consist of AFS debt securities, which are valued based on pricing models determined from a compilation of primarily observable market information, broker quotes in non-active markets or similar assets; therefore, they are classified as Level 2 assets.

(c) Investments in lieu of retention are included in retention receivable as of December 31, 2025 and 2024, and are composed of money market funds of $27.8 million and $38.4 million, respectively, and AFS debt securities of $159.1 million and $106.8 million, respectively. The fair values of the money market funds are measured using quoted market prices; therefore, they are classified as Level 1 assets. The fair values of AFS debt securities are determined from a compilation of primarily observable market information, broker quotes in non-active markets or similar assets; therefore, they are classified as Level 2 assets.

Investments in AFS debt securities consisted of the following as of December 31, 2025 and 2024:

(in thousands)	As of December 31, 2025				As of December 31, 2024			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Restricted investments:								
Corporate debt securities	$ 205,584	$ 1,900	$ (472)	$ 207,012	$ 118,421	$ 603	$ (1,242)	$ 117,782
U.S. government agency securities	12,300	11	(329)	11,982	16,323	35	(663)	15,695
Municipal bonds	10,282	32	(534)	9,780	7,159	—	(831)	6,328
Corporate certificates of deposit	198	—	(13)	185	200	—	(19)	181
Total restricted investments	228,364	1,943	(1,348)	228,959	142,103	638	(2,755)	139,986
Investments in lieu of retention:								
Corporate debt securities	140,749	844	(38)	141,555	106,014	224	(491)	105,747
U.S. government agency securities	4,337	—	(43)	4,294	—	—	—	—
Municipal bonds	13,349	218	(274)	13,293	830	188	—	1,018
Total investments in lieu of retention	158,435	1,062	(355)	159,142	106,844	412	(491)	106,765
Total AFS debt securities	$ 386,799	$ 3,005	$ (1,703)	$ 388,101	$ 248,947	$ 1,050	$ (3,246)	$ 246,751

The following table summarizes the fair value and gross unrealized losses aggregated by category and the length of time that individual AFS debt securities have been in a continuous unrealized loss position as of December 31, 2025 and 2024:

	As of December 31, 2025					
	Less than 12 Months		12 Months or Greater		Total	
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Restricted investments:						
Corporate debt securities	$ 57,673	$ (221)	$ 20,907	$ (251)	$ 78,580	$ (472)
U.S. government agency securities	3,056	(31)	3,550	(298)	6,606	(329)
Municipal bonds	2,171	(7)	4,894	(527)	7,065	(534)
Corporate certificates of deposit	—	—	185	(13)	185	(13)
Total restricted investments	62,900	(259)	29,536	(1,089)	92,436	(1,348)
Investments in lieu of retention:						
Corporate debt securities	4,796	(37)	2,982	(1)	7,778	(38)
U.S. government agency securities	4,294	(43)	—	—	4,294	(43)
Municipal bonds	11,855	(274)	—	—	11,855	(274)
Total investments in lieu of retention	20,945	(354)	2,982	(1)	23,927	(355)
Total AFS debt securities	$ 83,845	$ (613)	$ 32,518	$ (1,090)	$ 116,363	$ (1,703)

	As of December 31, 2024					
	Less than 12 Months		12 Months or Greater		Total	
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Restricted investments:						
Corporate debt securities	$ 23,985	$ (159)	$ 30,384	$ (1,083)	$ 54,369	$ (1,242)
U.S. government agency securities	4,371	(43)	10,699	(620)	15,070	(663)
Municipal bonds	704	(13)	5,560	(818)	6,264	(831)
Corporate certificates of deposit	—	—	181	(19)	181	(19)
Total restricted investments	29,060	(215)	46,824	(2,540)	75,884	(2,755)
Investments in lieu of retention:						
Corporate debt securities	24,470	(149)	37,755	(342)	62,225	(491)
Total investments in lieu of retention	24,470	(149)	37,755	(342)	62,225	(491)
Total AFS debt securities	$ 53,530	$ (364)	$ 84,579	$ (2,882)	$ 138,109	$ (3,246)

The amortized cost and fair value of AFS debt securities by contractual maturity as of December 31, 2025 are summarized in the table below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations.

(in thousands)	Amortized Cost		Fair Value	
Due within one year	$	82,463	$	82,483
Due after one year through five years		290,855		292,585
Due after five years		13,481		13,033
Total	$	386,799	$	388,101

The carrying values of receivables, payables and other amounts arising out of normal contract activities, including retention, which may be settled beyond one year, are estimated to approximate fair value. Of the Company's long-term debt, the fair value of the 2024 Senior Notes was $444.2 million and $441.9 million as of December 31, 2025 and 2024, respectively. The fair values of the 2024 Senior Notes were determined using Level 1 inputs, specifically current observable market prices. The fair value of the Term Loan B was $121.9 million as of December 31, 2024. The fair value of the Term Loan B was determined using Level 2 inputs, specifically third-party quoted market prices. The reported value of the Company's remaining borrowings approximates fair value as of December 31, 2025 and 2024.

13.   Variable Interest Entities (VIEs)

The Company may form joint ventures or partnerships with third parties for the execution of projects. In accordance with ASC 810, the Company assesses its partnerships and joint ventures at inception to determine if any meet the qualifications of a VIE. The Company considers a joint venture a VIE if either (a) the total equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) characteristics of a controlling financial interest are missing (either the ability to make decisions through voting or other rights, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity), or (c) the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity and/or their rights to receive the expected residual returns of the entity, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. Upon the occurrence of certain events outlined in ASC 810, the Company reassesses its initial determination of whether a joint venture is a VIE.

ASC 810 also requires the Company to determine whether it is the primary beneficiary of the VIE. The Company concludes that it is the primary beneficiary and consolidates the VIE if the Company has both (a) the power to direct the economically significant activities of the VIE and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The Company considers the contractual agreements that define the ownership structure, distribution of profits and losses, risks, responsibilities, indebtedness, voting rights and board representation of the respective parties in determining if the Company is the primary beneficiary. The Company also considers all parties that have direct or implicit variable interests when determining whether it is the primary beneficiary. In accordance with ASC 810, management's assessment of whether the Company is the primary beneficiary of a VIE is performed continuously.

As of December 31, 2025, the Company had unconsolidated VIE-related current assets and noncurrent assets of $58.5 million and $6.3 million, respectively, as well as current liabilities of $70.2 million included in the Company's Consolidated Balance Sheets. As of December 31, 2024, the Company had unconsolidated VIE-related current assets and liabilities of $26.7 million and $24.8 million, respectively, included in the Company's Consolidated Balance Sheets. The Company's maximum exposure to loss as a result of its investments in unconsolidated VIEs is typically limited to the aggregate of the carrying value of the investment and future funding commitments. There were no future funding requirements for the unconsolidated VIEs as of December 31, 2025.

As of December 31, 2025, the Company's Consolidated Balance Sheets included current and noncurrent assets of $932.1 million and $36.4 million, respectively, as well as current liabilities and noncurrent liabilities of $669.0 million and $10.6 million, respectively, related to the operations of its consolidated VIEs. As of December 31, 2024, the Company's Consolidated Balance Sheets included current and noncurrent assets of $475.6 million and $19.9 million, respectively, as well as current liabilities of $385.5 million related to the operations of its consolidated VIEs.

Below is a discussion of some of the Company's more significant or unique VIEs.

The Company established a joint venture to construct the Purple Line Extension Section 2 (Tunnels and Stations) and Section 3 (Stations) mass-transit projects in Los Angeles, California with an original combined value of approximately $2.8 billion. The Company has a 75% interest in the joint venture with the remaining 25% held by O&G Industries, Inc. ("O&G"). The joint venture was initially financed with contributions from the partners and, per the terms of the joint venture agreement, the partners may be required to provide additional capital contributions in the future. The Company has determined that this joint venture is a VIE for which the Company is the primary beneficiary.

The Company established a joint venture with O&G to construct the Manhattan Jail project, a $3.76 billion design-build construction project in New York. The Company has a 75% interest in the joint venture with the remaining 25% held by O&G. The joint venture was initially financed with contributions from the partners and, per the terms of the joint venture agreement, the partners may be required to provide additional capital contributions in the future. The Company has determined that this joint venture is a VIE for which the Company is the primary beneficiary.

14. Business Segments

The Company offers general contracting, pre-construction planning and comprehensive project management services, including planning and scheduling of manpower, equipment, materials and subcontractors required for the timely completion of a project in accordance with the terms and specifications contained in a construction contract. The Company also offers self-performed construction services: site work, concrete forming and placement, steel erection, electrical, mechanical, plumbing, and HVAC (heating, ventilation and air conditioning). As described below, the Company's business is conducted through three segments: Civil, Building and Specialty Contractors. These segments are determined based on how management aggregates its business units for making operating decisions and assessing performance, which takes into account certain qualitative and quantitative factors. The Company's Chief Executive Officer and President, who is the Company's chief operating decision maker ("CODM"), reviews information for each segment to evaluate performance and allocate resources. The CODM evaluates segment performance by comparing each segment's historical, actual and forecasted revenue and operating income on a regular basis.

The Civil segment specializes in public works construction and the replacement and reconstruction of infrastructure. The contracting services provided by the Civil segment include construction and rehabilitation of highways, bridges, tunnels, mass-transit systems, military facilities, and water management and wastewater treatment facilities.

The Building segment has significant experience providing services for private and public works customers in a number of specialized building markets, including: hospitality and gaming, transportation, healthcare, commercial offices, government facilities, sports and entertainment, education, correctional and detention facilities, biotech, pharmaceutical, industrial and technology.

The Specialty Contractors segment specializes in electrical, mechanical, plumbing, HVAC and fire protection systems for a full range of civil and building construction projects in the industrial, commercial, hospitality and gaming, and mass-transit end markets. This segment is strategically important to the Company because various business units within the segment participate in many of the Company's larger Civil and Building segment projects. In addition, the segment provides unique strengths and capabilities that allow the Company to position itself as a full-service contractor in key geographic markets with greater control over scheduled work, project delivery, and cost and risk management.

To the extent that a contract is co-managed and co-executed among segments, the Company allocates the share of revenues and costs of the contract to each segment to reflect the shared responsibilities in the management and execution of the project.

The following tables set forth certain reportable segment information relating to the Company's operations for the years ended December 31, 2025, 2024 and 2023:

	Reportable Segments					
(in thousands)	Civil	Building	Specialty Contractors	Total	Corporate	Consolidated Total
Year ended December 31, 2025						
Total revenue	$ 3,062,354	$ 1,955,446	$ 843,972	$ 5,861,772	$ —	$ 5,861,772
Elimination of intersegment revenue	(215,524)	(103,209)	—	(318,733)	—	(318,733)
Revenue from external customers	$ 2,846,830	$ 1,852,237	$ 843,972	$ 5,543,039	$ —	$ 5,543,039
Reconciliation of revenue to income (loss) from construction operations						
Less:						
Cost of operations	$ 2,366,197	$ 1,741,533	$ 788,970	$ 4,896,700	$ (1,176)	$ 4,895,524
General and administrative expenses[(a)]	89,756	52,473	62,482	204,711	210,843	415,554
Income (loss) from construction operations[(b)]	$ 390,877	$ 58,231	$ (7,480)	$ 441,628	$(209,667)	$ 231,961
Capital expenditures	$ 125,357	$ 1,663	$ 6,864	$ 133,884	$ 46,970	$ 180,854
Depreciation and amortization[(c)]	$ 43,342	$ 2,136	$ 2,339	$ 47,817	$ 1,998	$ 49,815
Year ended December 31, 2024						
Total revenue	$ 2,248,659	$ 1,666,862	$ 590,822	$ 4,506,343	$ —	$ 4,506,343
Elimination of intersegment revenue	(129,706)	(49,325)	(390)	(179,421)	—	(179,421)
Revenue from external customers	$ 2,118,953	$ 1,617,537	$ 590,432	$ 4,326,922	$ —	$ 4,326,922
Reconciliation of revenue to income (loss) from construction operations						
Less:						
Cost of operations	$ 1,897,741	$ 1,593,509	$ 634,271	$ 4,125,521	$ 4,363	$ 4,129,884
General and administrative expenses[(a)]	82,951	48,165	59,506	190,622	110,169	300,791
Income (loss) from construction operations[(d)]	$ 138,261	$ (24,137)	$ (103,345)	$ 10,779	$(114,532)	$ (103,753)
Capital expenditures	$ 27,040	$ 613	$ 530	$ 28,183	$ 9,226	$ 37,409
Depreciation and amortization[(c)]	$ 42,521	$ 2,270	$ 2,333	$ 47,124	$ 6,663	$ 53,787
Year ended December 31, 2023						
Total revenue	$ 1,971,194	$ 1,302,636	$ 694,038	$ 3,967,868	$ —	$ 3,967,868
Elimination of intersegment revenue	(87,329)	(97)	(215)	(87,641)	—	(87,641)
Revenue from external customers	$ 1,883,865	$ 1,302,539	$ 693,823	$ 3,880,227	$ —	$ 3,880,227
Reconciliation of revenue to income (loss) from construction operations						
Less:						
Cost of operations	$ 1,614,859	$ 1,347,589	$ 775,189	$ 3,737,637	$ 1,966	$ 3,739,603
General and administrative expenses[(a)]	70,397	46,156	63,456	180,009	75,212	255,221
Income (loss) from construction operations[(e)]	$ 198,609	$ (91,206)	$ (144,822)	$ (37,419)	$ (77,178)	$ (114,597)
Capital expenditures	$ 41,318	$ 3,932	$ 1,250	$ 46,500	$ 6,453	$ 52,953
Depreciation and amortization[(c)]	$ 31,685	$ 2,227	$ 2,445	$ 36,357	$ 8,872	$ 45,229

(a) General and administrative expenses for the year ended December 31, 2025, 2024 and 2023 included share-based compensation expense of $150.0 million ($148.7 million after tax, or $2.78 per diluted share), $40.4 million ($39.7 million after tax, or $0.76 per diluted share), and $12.3 million ($11.5 million after tax, or $0.22 per diluted share), respectively. The increases in share-based compensation expense in 2025 and 2024 were primarily due to substantial increases in the Company's stock price during these years, which impacted the fair value of liability-classified awards. These awards are remeasured at fair value at the end of each reporting period with the change recognized in earnings. After the Company's shareholders approved additional shares under the Plan in May 2025, the Company stopped issuing liability-classified, long-term incentive compensation awards.

(b) During the year ended December 31, 2025, the Company's income (loss) from construction operations in the Civil segment was impacted by favorable adjustments totaling $57.6 million ($34.6 million attributable to the Company and $24.9 million after tax, or $0.47 per diluted share) that resulted from the settlement of certain change orders and changes in estimates due to improved performance and a favorable project closeout on a domestic Civil segment mass-transit project. The period was also impacted by unfavorable adjustments totaling $54.7 million ($32.8 million attributable to the Company and $23.4 million after tax, or $0.44 per diluted share) due to the settlement of a legacy dispute related to a completed Civil segment tunneling project in Canada.

(c) Depreciation and amortization is included in income (loss) from construction operations.

(d) During the year ended December 31, 2024, the Company's income (loss) from construction operations in the Civil segment was impacted by unfavorable adjustments of $101.6 million ($74.3 million after tax, or $1.42 per diluted share) pertaining to an unexpected adverse arbitration decision on a legacy dispute related to a completed Civil segment bridge project in California, which the Company is appealing; $31.8 million ($25.4 million after tax, or $0.48 per share) for a project on the West Coast, which primarily resulted from significant changes that have been negotiated and carry lower margin (and lower risk) that reduced the project's percentage of completion and overall margin percentage; $17.4 million ($12.7 million after tax, or $0.24 per share) due to an unfavorable legal ruling on a completed highway project in Virginia; and $15.1 million ($11.1 million after tax, or $0.21 per diluted share) for changes in estimates on an otherwise profitable mass-transit project in California that is nearly complete. The period was also impacted by a favorable adjustment of $18.4 million ($13.5 million after tax, or $0.26 per diluted share) due to a settlement of a claim associated with a completed Civil segment highway tunneling project in the western United States.

Also in 2024, the Company's income (loss) from operations in the Building segment was impacted by unfavorable adjustments of $25.9 million ($18.9 million after tax, or $0.36 per diluted share) on a completed government building project in Florida, primarily due to increased costs associated with external subcontractors and resolution of certain delay change orders, and $20.0 million ($14.6 million after tax, or $0.28 per diluted share) associated with the settlement of a legacy dispute related to another completed Building segment government facility project in Florida.

Furthermore, in 2024 the Company's income (loss) from operations in the Specialty Contractors segment was adversely impacted by $17.7 million ($13.0 million after tax, or $0.25 per diluted share) due to an unfavorable judgment on a completed Specialty Contractors segment mass-transit project in California.

(e) During the year ended December 31, 2023, the Company's income (loss) from construction operations in the Civil segment was impacted by net unfavorable adjustments related to a settlement that impacted multiple components of a mass-transit project in California. The settlement resolved certain ongoing disputes and increased the expected profit from work to be performed in the future. The settlement resulted in an unfavorable non-cash adjustment of $23.2 million ($17.0 million after tax, or $0.33 per diluted share) to one component of the project that is nearing completion, partially offset by a favorable adjustment of $8.8 million ($7.1 million after tax, or $0.14 per diluted share) on the other component of the project that has substantial scope of work remaining. As a result of the settlement, the net unfavorable impact to the period from these two adjustments is expected to be mitigated by the increased profit generated from future work on the project. The Civil segment was also impacted by net favorable adjustments of $19.0 million ($15.2 million after tax, or $0.29 per diluted share) for a project on the West Coast that primarily resulted from a favorable impact of $58.1 million on the settlement of change orders and changes in estimates due to improved performance, partially offset by a temporary unfavorable non-cash impact of $40.7 million resulting from the successful negotiation of significant lower margin (and lower risk) change orders which increased the project's overall estimated profit but reduced the project's percentage of completion and overall margin percentage.

During the year ended December 31, 2023, the Company's income (loss) from operations in the Building segment was adversely impacted an unfavorable adjustment of $14.6 million ($10.7 million after tax, or $0.21 per diluted share) on a government building project in Florida primarily due to increased costs associated with an external subcontractor.

Also in 2023, the Company's income (loss) from operations in the Specialty Contractors segment was adversely impacted by $62.2 million ($45.7 million after tax, or $0.88 per diluted share) of unfavorable non-cash adjustments due to changes in estimates on the electrical and mechanical scope of a completed transportation project in the Northeast associated with changes in the expected recovery on certain unapproved change orders resulting from ongoing negotiations; a non-cash charge of $24.7 million ($18.1 million after tax, or $0.35 per diluted share) that resulted from an adverse legal ruling on an educational facilities project in New York; and an unfavorable adjustment of $16.9 million ($12.4 million after tax, or $0.24 per diluted share) on a multi-unit residential project in New York due to changes in estimates resulting from incremental costs to complete the project and ongoing negotiations on unapproved change orders.

Furthermore, in 2023 the Company's income (loss) from construction operations was also unfavorably impacted by an adverse legal ruling on a completed mixed-use project in New York, which resulted in a non-cash, pre-tax charge of $83.6 million ($60.8 million after tax, or $1.17 per diluted share), of which $72.2 million impacted the Building segment and $11.4 million impacted the Specialty Contractors segment, as well as an unfavorable adjustment of $28.3 million ($22.2 million after tax, or $0.43 per diluted share) on a completed transportation project in the Northeast, split evenly between the Civil and Building segments, primarily due to the settlement of certain change orders, changes in estimates due to recent negotiations and incremental cost incurred during project closeout.

Total assets by segment were as follows:

(in thousands)	As of December 31,	
	2025	2024
Civil	$ 4,348,288	$ 3,636,825
Building	1,354,282	1,085,998
Specialty Contractors	397,750	198,952
Corporate and other[a]	(939,898)	(679,065)
Total assets	$ 5,160,422	$ 4,242,710

(a) Consists principally of cash, equipment, tax-related assets and insurance-related assets, offset by the elimination of assets related to intersegment revenue.

Geographic Information

Information concerning principal geographic areas is as follows:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Revenue:			
United States	$ 5,053,306	$ 3,743,518	$ 3,437,971
Foreign and U.S. territories	489,733	583,404	442,256
Total revenue	$ 5,543,039	$ 4,326,922	$ 3,880,227

(in thousands)	As of December 31,	
	2025	2024
Assets:		
United States	$ 4,604,866	$ 3,759,874
Foreign and U.S. territories	555,556	482,836
Total assets	$ 5,160,422	$ 4,242,710

Major Customers

Revenue from a single customer with multiple projects impacting the Civil, Building and Specialty Contractors segments represented 14.1%, 17.6% and 16.3% of the Company's consolidated revenue for the years ended December 31, 2025, 2024 and 2023, respectively. Revenue from an additional customer with multiple projects, impacting the Civil, Building and Specialty Contractors segments, represented 11.4% of the Company's consolidated revenue for the year ended December 31, 2025.

Reconciliation of Segment Information to Consolidated Amounts

A reconciliation of segment results to the consolidated income (loss) before income taxes is as follows:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Income (loss) from construction operations	$ 231,961	$ (103,753)	$ (114,597)
Other income, net	27,512	19,878	17,200
Interest expense	(54,965)	(89,133)	(85,157)
Income (loss) before income taxes	$ 204,508	$ (173,008)	$ (182,554)

15. Related Party Transactions

The Company leases, at market rates, certain facilities from an entity owned by Ronald N. Tutor, the Company's Executive Chairman as of December 31, 2025. Under these leases, the Company paid $1.7 million in 2025, $4.0 million in 2024 and $3.9 million in 2023, and recognized expense of $1.9 million in 2025, $2.4 million in 2024 and $4.1 million in 2023.

Raymond R. Oneglia, Vice Chairman of the Board of Directors of O&G, is a director of the Company. The Company occasionally forms construction project joint ventures with O&G. During the three years ended December 31, 2025, the Company had active joint ventures with O&G including a transportation project in Newark, New Jersey for the Newark AirTrain Replacement, a detention facility project in New York for the Manhattan Jail, and two mass-transit projects in Los Angeles, California to construct the Purple Line Extension Section 2 (Tunnels and Stations) and Section 3 (Stations), where the Company's and O&G's joint venture interests are 75% and 25%, respectively, in each of these joint ventures. During the three years ended December 31, 2025, the Company also had active joint ventures for two completed infrastructure projects in the northeastern United States. O&G may provide equipment and services to these joint ventures on customary trade terms. There were no material payments made by these joint ventures to O&G for equipment or services during the years ended December 31, 2025, 2024 or 2023. During the year ended December 31, 2025, the Company also had an active joint venture with O&G for a bridge replacement project in Connecticut, in which the Company's and O&G's joint venture interests are 30% and 70%, respectively. The Company and its subsidiaries may provide equipment and services to this joint venture on customary trade terms. During 2025, the Company performed $27.3 million of services for this joint venture, of which $5.5 million was recorded in accounts receivable and $1.5 million was recorded in retention receivable as of December 31, 2025.

Peter Arkley, President of National Brokerage at Alliant Insurance Services, Inc. ("Alliant"), is a director of the Company. The Company uses Alliant for various insurance-related services. The associated expenses for services provided for the years ended December 31, 2025, 2024 and 2023 were $18.4 million, $14.9 million and $15.3 million, respectively. The Company owed Alliant $0.1 million and $6.0 million as of December 31, 2025 and 2024, respectively, for services rendered.

DIRECTORS & OFFICERS

SHAREHOLDER INFORMATION

BOARD OF DIRECTORS

Ronald N. Tutor
Executive Chairman

Gary G. Smalley
Chief Executive Officer & President

Robert C. Lieber
Vice Chairman &
  Lead Independent Director
Senior Advisor
Island Capital Group LLC

Peter Arkley
President, National Brokerage
Alliant Insurance Services, Inc.

Jigisha Desai
Retired Executive Vice President &
  Chief Strategy Officer
Granite Construction Inc.

Sidney J. Feltenstein
Managing Partner
DIA Equity Partners

Dennis D. Oklak
Retired Chairman &
  Chief Executive Officer
Duke Realty Corp.

Raymond R. Oneglia
Vice Chairman
O&G Industries, Inc.

Dale Anne Reiss
Retired Global and Americas
  Director of Real Estate,
  Hospitality, & Construction
Ernst & Young LLP

Shahrokh ("Rock") Shah
Retired Managing Director &
  Group Head, Engineering &
  Construction
BMO Bank

EXECUTIVE & CORPORATE LEADERSHIP

Gary G. Smalley
Chief Executive Officer & President

Ryan J. Soroka
Executive Vice President
Chief Financial Officer

Kristiyan D. Assouri
Executive Vice President
Chief Legal Officer &
  Corporate Compliance Officer

Ghassan M. Ariqat
Executive Vice President
Building & Specialty Contractors
  Groups

William E. Jensen
Executive Vice President
Civil West

Henry K. Cheung
Executive Vice President
Civil East

Anthony C. Fiore
Executive Vice President
Tax & Treasurer

William J. Palmer
Executive Vice President
Chief Business Development
  Officer

BUSINESS UNITS

Civil Group

Tutor Perini Civil West
William E. Jensen
Executive Vice President

Tutor Perini Civil East
Henry K. Cheung
Executive Vice President

Black Construction Corporation
Leonard K. Kaae
President

Lunda Construction
Joseph A. Larson
President

Frontier-Kemper
W. David Rogstad
President & Chief Executive Officer

Becho
Edward Mendoza
President

Building Group

Rudolph and Sletten
Jon Foad
President & Chief Executive Officer

Tutor Perini Building Corp.
Michael P. Cherwin
President

Perini Management Services
Brian Labbe
President & General Manager

Roy Anderson Corp.
Robert Fullington
President

Specialty Contractors Group

Fisk Electric
Orvil M. Anthony, Jr.
President & Chief Executive Officer

Five Star Electric
Russ Lancey
President & Chief Executive Officer

WDF
K. Peter Sukalo
President & Chief Executive Officer

Nagelbush Mechanical
Peter McCann
President

Desert Mechanical
Armando Estrada
Vice President of Operations

Annual Meeting

Please visit the Investor Relations
section of our website at
www.tutorperini.com and click
"Proxy Voting" for information
regarding our Annual Meeting.

Stock Listing

The Company's Common Stock (trading
symbol: TPC) is listed on the New York
Stock Exchange.

Transfer Agent & Registrar

Computershare Investor Services
150 Royall Street, Suite 101
Canton, MA 02021
P (877) 282-1169
www-us.computershare.com/Investor/#Home

Shareholder Inquiries

Jorge Casado
Senior Vice President, Investor Relations
Tutor Perini Corporation
15901 Olden Street
Sylmar, CA 91342
P (818) 362-8391
F (818) 362-6481
E investor.relations@tutorperini.com
www.tutorperini.com

Photo Credits

Front Cover:
  LAX/Metro Transit Center Station,
    ©Jason O'Rear
Inside:
  Purple Line Extension, Photo by
    Ken Karagozian
  California High-Speed Rail, Courtesy
    California High-Speed Rail Authority
  Apra Harbor Waterfront Repairs, employee
    B. Perreira
  Minneapolis Southwest Light Rail Transit,
    employee R. Armstrong
  LAX/Metro Transit Center Station,
    ©Jason O'Rear
  Mississippi State University Azalea Hall,
    William Colgin Photography
  Borough-Based Jails Program Brooklyn
    Facility, employee P. Sukalo
  Miami-Dade County Civil and Probate
    Courthouse, employee L. Tribble
  Division 20 Portal Widening & Turnback
    Facility, employee X. Munoz
  Lyndon B. Johnson Replacement Hospital,
    employee C. Frame
  Connecticut River Bridge, employee
    Z. Sarsam
  George Washington Carver Houses,
    employee J. Klueg
  Eagle Mountain - Woodfibre Gas Pipeline,
    employee A. Berjillos
Back Cover:
  Minneapolis Southwest Light Rail Transit,
    employee R. Armstrong



Tutor Perini
CORPORATION

15901 OLDEN STREET | SYLMAR, CALIFORNIA 91342 | (818) 362-8391 | www.tutorperini.com

EXTRAORDINARY PROJECTS | EXCEPTIONAL PERFORMANCE

Minneapolis Southwest Light Rail Transit, Minneapolis, MN